Filed Pursuant to Rule 424(b)(3)
                                             Registration Number 333-36804
PROSPECTUS SUPPLEMENT
(To Prospectus dated
April 30, 2003)


                      [MADISON RIVER COMMUNICATIONS LOGO]


                          MADISON RIVER CAPITAL, LLC
                          MADISON RIVER FINANCE CORP.

                        -------------------------------

                                 $200,000,000
                    13-1/4% Series B Senior Notes Due 2010

     Attached hereto and incorporated by reference herein is our Quarterly Report on Form 10-Q for the third quarter and nine months ended September 30, 2003. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 30, 2003, with respect to the 13-1/4% Series B Senior Notes Due 2010, including any amendments or supplements thereto.

                        -------------------------------

Investing in the notes involves a high degree of risk. See "Risk Factors" beginning on page 6 of the accompanying Prospectus for a discussion of certain factors that you should consider in connection with an investment in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. Madison River will not receive any of the proceeds of such sales of the notes but will bear the expenses of registration.

                        -------------------------------
                             Goldman, Sachs & Co.
                        -------------------------------


                               November 13, 2003

=============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            ----------------------

                                  FORM 10-Q


  [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the quarterly period ended September 30, 2003
                                      ------------------

                                      OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ___________ to ___________


                            ----------------------


                                   333-36804
                             Commission file number


                           MADISON RIVER CAPITAL, LLC
            (Exact Name of Registrant as Specified in Its Charter)


           Delaware                                   56-2156823
(State or Other Jurisdiction of          (I.R.S. Employer Identification No.)
 Incorporation or Organization)


                            103 South Fifth Street
                         Mebane, North Carolina 27302
         (Address of Principal Executive Offices, Including Zip Code)

                                (919) 563-1500
             (Registrant's Telephone Number, Including Area Code)



Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days. Yes  X   No ___
                                                   ---

Indicate by check mark whether the registrant is an accelerated filer (as
defined in Rule 12b-2 of the Exchange Act). Yes         No   X
                                                ---         ---
=============================================================================

                          MADISON RIVER CAPITAL, LLC

                              Index to Form 10-Q

Part I - Financial Information                                                             Page
                                                                                           ----
Item  1.  Financial Statements
          Condensed Consolidated Balance Sheets - September 30, 2003 (Unaudited)
            and December 31, 2002............................................................1
          Condensed Consolidated Statements of Operations and Comprehensive Loss
            (Unaudited) - Three and Nine Months Ended September 30, 2003 and 2002............2
          Consolidated Statement of Member's Interest (Unaudited)- Nine Months
            Ended September 30, 2003.........................................................3
          Condensed Consolidated Statements of Cash Flows (Unaudited) - Nine Months
            Ended September 30, 2003 and 2002................................................4
          Notes to Condensed Consolidated Financial Statements (Unaudited)...................5
Item  2.  Management's Discussion and Analysis of Financial Condition and Results
            of Operations....................................................................12
Item  3.  Quantitative and Qualitative Disclosures About Market Risks........................27
Item  4.  Controls and Procedures............................................................27



Part II - Other Information
Item  1.  Legal Proceedings..................................................................28
Item  6.  Exhibits and Reports on Form 8-K...................................................29
Signature....................................................................................29

                                    Part I

ITEM 1 - FINANCIAL STATEMENTS

                          MADISON RIVER CAPITAL, LLC
                     Condensed Consolidated Balance Sheets
                            (Dollars in thousands)

                                                               September 30, 2003    December 31, 2002
                                                               ------------------    -----------------
Assets                                                              (Unaudited)
Current assets:
  Cash and cash equivalents                                        $    27,043           $    19,954
  Accounts receivable, less allowance for uncollectible accounts
    of $1,936 and $2,792 in 2003 and 2002, respectively                 10,747                12,347
  Receivables, primarily from interexchange carriers, less
    allowance for uncollectible accounts of $793 and $1,693
    in 2003 and 2002, respectively                                       7,700                 7,796
  Rural Telephone Finance Cooperative stock to be redeemed               1,354                 2,039
  Inventories                                                            2,577                 1,039
  Other current assets                                                   4,968                 4,511
                                                                      --------              --------
    Total current assets                                                54,389                47,686
                                                                      --------              --------

Telephone plant and equipment                                          470,201               471,929
Less accumulated depreciation and amortization                        (144,022)             (112,564)
                                                                      --------              --------
  Telephone plant and equipment, net                                   326,179               359,365
                                                                      --------              --------

Other assets:
  Rural Telephone Finance Cooperative stock, at cost                    42,659                44,013
  Goodwill                                                             366,332               366,332
  Other assets                                                          24,320                26,075
                                                                      --------              --------
    Total other assets                                                 433,311               436,420
                                                                      --------              --------

    Total assets                                                   $   813,879           $   843,471
                                                                      ========              ========

Liabilities and member's capital
Current liabilities:
  Accounts payable and accrued expenses                            $    33,059           $    37,361
  Other current liabilities                                              6,453                 8,543
  Current portion of long-term debt                                      2,373                27,613
                                                                      --------              --------
    Total current liabilities                                           41,885                73,517
                                                                      --------              --------

Noncurrent liabilities:
  Long-term debt                                                       645,790               633,955
  Other liabilities                                                     80,359                78,509
                                                                      --------              --------
    Total noncurrent liabilities                                       726,149               712,464
                                                                      --------              --------

    Total liabilities                                                  768,034               785,981

Member's capital:
  Member's interest                                                    251,284               251,284
  Accumulated deficit                                                 (205,439)             (193,639)
  Accumulated other comprehensive loss                                    -                     (155)
                                                                      --------              --------
    Total member's capital                                              45,845                57,490
                                                                      --------              --------

    Total liabilities and member's capital                         $   813,879           $   843,471
                                                                      ========              ========

           See Notes to Condensed Consolidated Financial Statements.

                          MADISON RIVER CAPITAL, LLC
     Condensed Consolidated Statements of Operations and Comprehensive Loss
                            (Dollars in thousands)
                                  (Unaudited)

                                                      Three Months                 Nine Months
                                                   Ended September 30,         Ended September 30,
                                               ---------------------------  -------------------------
                                                     2003        2002            2003        2002
                                                     ----        ----            ----        ----
Operating revenues:
  Local service                                   $  32,993   $  34,311       $  98,858   $ 102,977
  Long distance service                               4,551       4,288          13,212      12,545
  Internet and enhanced data service                  4,657       3,971          13,388      11,298
  Transport service                                     750         899           2,085       2,623
  Miscellaneous telecommunications
    service and equipment                             3,481       3,376          10,059       8,157
                                                   --------    --------        --------    --------
      Total operating revenues                       46,432      46,845         137,602     137,600
                                                   --------    --------        --------    --------

Operating expenses:
  Cost of services                                   12,970      14,527          36,303      43,547
  Depreciation and amortization                      13,869      13,453          39,359      37,901
  Selling, general and administrative expenses        9,897      12,345          29,022      34,369
  Restructuring                                        (468)      2,683            (468)      2,683
                                                   --------    --------        --------    --------
      Total operating expenses                       36,268      43,008         104,216     118,500
                                                   --------    --------        --------    --------

Net operating income                                 10,164       3,837          33,386      19,100

Interest expense                                    (16,384)    (15,986)        (47,119)    (48,149)
Other income (expense):
  Realized gains (losses) on marketable
    equity securities                                    25      (4,480)           (343)     (4,449)
  Impairment charges on investments accounted
   for using the equity method                         -           -               -         (2,098)
  Other income, net                                     912       1,098           2,399       3,700
                                                   --------    --------        --------    --------

Loss before income taxes and minority
  interest expense                                   (5,283)    (15,531)        (11,677)    (31,896)

Income tax expense (benefit)                            392      (1,177)            123         (95)
                                                   --------    --------        --------    --------

Loss before minority interest expense                (5,675)    (14,354)        (11,800)    (31,801)

Minority interest expense                              -           -               -           (275)
                                                   --------    --------        --------    --------

Net loss                                             (5,675)    (14,354)        (11,800)    (32,076)

Other comprehensive income (loss):
  Unrealized gains (losses) on marketable
    equity securities                                    25      (1,694)           (188)     (4,465)
  Reclassification adjustment for realized
    (gains) losses included in net loss                 (25)      4,480             343       4,449
                                                   --------    --------        --------    --------
      Other comprehensive income (loss)                -          2,786             155         (16)
                                                   --------    --------        --------    --------

Comprehensive loss                                $  (5,675)  $ (11,568)      $ (11,645)  $ (32,092)
                                                   ========    ========        ========    ========

           See Notes to Condensed Consolidated Financial Statements.

                          MADISON RIVER CAPITAL, LLC
              Condensed Consolidated Statement of Member's Capital
                            (Dollars in thousands)
                                  (Unaudited)

                                                                                  Accumulated
                                                                                     Other
                                                    Member's       Accumulated   Comprehensive
                                                    Interest         Deficit     Income (Loss)     Total
                                                   ----------      -----------   -------------   ---------
Balance at December 31, 2002                      $  251,284     $  (193,639)    $   (155)     $  57,490
  Net loss                                              -            (11,800)          -         (11,800)
  Other comprehensive loss:
    Unrealized losses on marketable
      equity securities                                 -               -            (188)          (188)
    Reclassification adjustment for realized
      losses included in net loss                       -               -             343            343
                                                   ---------      ----------       -------      --------
Balance at September 30, 2003                     $  251,284     $  (205,439)    $     -       $  45,845
                                                   =========      ==========       =======      ========







           See Notes to Condensed Consolidated Financial Statements.

                          MADISON RIVER CAPITAL, LLC
                Condensed Consolidated Statements of Cash Flows
                            (Dollars in thousands)
                                  (Unaudited)

                                                                      Nine Months Ended September 30,
                                                                      -------------------------------
                                                                           2003              2002
                                                                        ----------        ----------
Operating activities
Net cash provided by operating activities                               $  24,345         $  17,563
                                                                         --------          --------

Investing activities
Purchases of telephone plant and equipment                                 (6,309)          (11,161)
Redemption of Rural Telephone Finance Cooperative stock, net                2,039               746
Change in other assets                                                      1,571               185
                                                                         --------          --------
Net cash used for investing activities                                     (2,699)          (10,230)
                                                                         --------          --------

Financing activities
Redemption of member's interest                                              -               (2,000)
Redemption of minority interest                                            (1,000)           (1,000)
Proceeds from long-term debt                                                 -               11,778
Payments on long-term debt                                                (13,557)          (25,172)
Change in other long-term liabilities                                        -                 (270)
                                                                         --------          --------
Net cash used for financing activities                                    (14,557)          (16,664)
                                                                         --------          --------

Net increase (decrease) in cash and cash equivalents                        7,089            (9,331)

Cash and cash equivalents at beginning of year                             19,954            21,606
                                                                         --------          --------

Cash and cash equivalents at end of nine month period                   $  27,043         $  12,275
                                                                         ========          ========









           See Notes to Condensed Consolidated Financial Statements.

                          MADISON RIVER CAPITAL, LLC
             Notes To Condensed Consolidated Financial Statements
                                 (Unaudited)

1.  GENERAL

Madison River Capital, LLC (the "Company"), a wholly-owned subsidiary of Madison River Telephone Company LLC ("MRTC"), was organized on August 26, 1999 as a limited liability company under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to the Company's assets provided that the member returns to the Company any distributions received. The Company is an established rural local exchange company providing integrated telecommunications services to business and residential customers in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States. Its integrated service offerings include local and long distance voice, high speed data, internet access and fiber transport. These consolidated financial statements include the financial position and results of operations of the following subsidiaries of the Company: Madison River Holdings Corp. ("MRH"), Madison River LTD Funding Corp. ("MRLTDF"), Mebtel, Inc., Gallatin River Holdings, LLC and its subsidiary ("GRH"), Gulf Coast Services, Inc. and its subsidiaries, Coastal Communications, Inc. ("CCI") and its subsidiaries, Madison River Management Company ("MRM"), Mebtel Long Distance Solutions, Inc. ("MLDS"), Madison River Long Distance Solutions, Inc. ("MRLDS"), Madison River Communications, LLC and its subsidiary ("MRC").

The primary purpose for which the Company was organized was the acquisition, integration and operation of rural local exchange telephone companies. Since January 1998, the Company has acquired four rural incumbent local exchange carriers ("ILECs") located in North Carolina, Illinois, Alabama and Georgia. These rural ILEC operations, which along with MLDS and MRLDS comprise the Local Telecommunications Division (the "LTD"), served 208,787 voice access and digital subscriber line ("DSL") connections as of September 30, 2003.
The operations of the ILECs are subject to federal, state and local regulation.

The Company also operates as an edge-out competitive local exchange carrier ("CLEC") in markets in North Carolina, Illinois and Louisiana, as well as provides fiber transport services to large businesses and other carriers, primarily in the southeastern United States. The CLEC and fiber transport operations form the Integrated Communications Division (the "ICD") and served 15,616 voice access and high speed data connections at September 30, 2003.

2.  BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and are in the form prescribed by the Securities and Exchange Commission in instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim unaudited financial statements should be read in conjunction with the audited financial statements of the Company as of and for the year ended December 31, 2002. Such financial statements are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 31, 2003. The amounts presented in the condensed consolidated balance sheet as of December 31, 2002 were derived from the audited financial statements included in the Form 10-K. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the third quarter and nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

Certain amounts in the September 30, 2002 condensed consolidated financial statements have been reclassified to conform to the September 30, 2003 presentation. These reclassifications had no effect on net loss or member's capital as previously reported.

3.  INVENTORIES

Inventories are comprised primarily of poles, wires and telephone equipment and are stated at the lower of cost (average cost) or market. During the third quarter of 2003, the Company transferred certain components of a switch taken out of service to inventory until the components are redeployed in other operations of the Company. The transferred components were valued at approximately $1.6 million.

                          MADISON RIVER CAPITAL, LLC
        Notes To Condensed Consolidated Financial Statements, Continued
                                 (Unaudited)

4.  TELEPHONE PLANT AND EQUIPMENT

Telephone plant and equipment consisted of the following at:

                                         September 30,       December 31,
                                             2003                2002
                                         -------------       ------------
                                                (in thousands)
  Land, buildings and general equipment    $   58,892          $   58,144
  Central office equipment                    153,902             155,350
  Poles, wires, cables and conduit            229,385             225,932
  Leasehold improvements                        2,533               2,533
  Software                                     17,514              16,893
  Construction-in-process                       7,975              13,077
                                            ---------           ---------
    Total telephone plant and equipment    $  470,201          $  471,929
                                            =========           =========

5.  RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the FASB issued Statement of Financial Accounting Standards 145, Rescission of FASB Statements Nos. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB 30. SFAS 145 also amends Statement No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modified the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145, effective for all fiscal years beginning after May 15, 2002, was adopted by the Company on January 1, 2003. The adoption of SFAS 145 did not have a material impact on the Company's results of operations, financial position or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146, which nullified EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"), requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 by the Company, effective January 1, 2003, did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). The Interpretation requires recognition of liabilities at their fair value for newly issued guarantees and certain other disclosures. The Company adopted FIN 45 in 2003 and it did not have a material impact on its results of operations, financial position, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), the primary objective of which is to provide guidance on the identification of entities for which control is achieved through means other than voting rights, defined as variable interest entities ("VIEs") and to determine when and which business enterprise should consolidate the VIE as the "primary beneficiary." This new model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without additional financial support. In addition, FIN 46 requires additional disclosures. This interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. As a result of FASB Staff Position 46-6, the application of FIN 46 for interests in VIEs or potential VIEs before February 1, 2003 has been deferred until the amended effective date of December 31, 2003 in anticipation of additional guidance to be provided by the FASB. The Company has determined that an unconsolidated company it holds an investment in that is accounted for under the equity method is a VIE under FIN 46 but the Company is not the primary beneficiary of the VIE. The Company provides services to the VIE for which it has recorded revenues of $0.3 million and recognized expenses of $0.1 million for services provided by the VIE to the Company in the nine months ended September 30, 2003. The Company's maximum exposure to loss as a result of its involvement with the VIE is the $0.3 million carrying value of its investment at September 30, 2003. The Company does not expect the adoption of FIN 46 to have a material impact on its results of operations, financial position, or cash flows.

                          MADISON RIVER CAPITAL, LLC
        Notes To Condensed Consolidated Financial Statements, Continued
                                 (Unaudited)

5.  RECENT ACCOUNTING PRONOUNCEMENTS, Continued

In May 2003, the FASB issued Statement of Financial Accounting Standards 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity ("SFAS 150"). SFAS 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity and as such, SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments. SFAS 150 was effective for public companies for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 during the third quarter of 2003. Upon adoption, the Company reclassified the redeemable minority interest of $4.0 million on its balance sheet from its mezzanine level presentation between liabilities and equity to current and long-term other liabilities. Beyond the reclassification of redeemable minority interest, the adoption of SFAS 150 did not have a material impact on the Company's results of operations, financial position or cash flows.

6.  RESTRUCTURING

In the fourth quarter of 2001, a subsidiary of the Company, MRC, recorded a $2.8 million restructuring charge associated with the subsidiary's decision to reduce its sales and marketing efforts and eliminate redundant support services. The charge was recognized in accordance with EITF 94-3. Substantially all of the payments charged against this restructuring accrual related to payments made under lease agreements. As of September 30, 2003, the following amounts were recorded in connection with this restructuring:

                               Balance at          2003          Balance at
                            December 31, 2002    payments    September 30, 2003
                            -----------------    --------    ------------------
                                              (in thousands)
  Future lease obligations      $    788         $   (209)        $    579
  Legal related expenses              31              -                 31
                                 -------          -------          -------
                                $    819         $   (209)        $    610
                                 =======          =======          =======

In the third quarter of 2002, in completing the development of the ICD as a true edge-out CLEC, the Company realigned each of the ICD's operating regions in North Carolina, Illinois and New Orleans under the Company's rural ILECs in those respective regions. The rural ILECs, therefore, assumed responsibility for managing and directing the ICD's operations in those regions. Correspondingly, the Company recognized a restructuring charge of $2.8 million related to the realignment for the elimination of redundant management, marketing and support services and the structuring of a more efficient network. Of the restructuring charge, MRC recognized $2.7 million and MRM recognized $0.1 million. The charge, recognized in accordance with EITF 94-3, consisted primarily of the costs associated with future obligations on non-cancelable leases for certain facilities that were no longer used, net of estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities, the expenses associated with decommissioning a switch, expenses associated with the elimination of thirty employees, primarily in the ICD, and related expenses. During the third quarter of 2003, the Company adjusted certain accruals that were included in the initial restructuring charge to recognize its actual results and to reflect changes in its assumptions related to future periods. In addition, approximately $0.4 million of the restructuring charge related to the decommissioning of a switch was reversed as the Company decided to redeploy certain elements of the switch elsewhere in its operation. As a result of these adjustments, the Company recognized a benefit of $0.5 million in its restructuring expenses. Substantially all of the payments charged against this restructuring accrual in 2003 related to payments made under lease agreements. As of September 30, 2003, the following amounts were recorded in connection with this restructuring:


                                  Balance at        2003          2003           Balance at
                              December 31, 2002   payments    adjustments    September 30, 2003
                              -----------------   --------    -----------    ------------------
                                                    (in thousands)
  Future lease obligations         $  1,345       $   (187)     $    150          $  1,308
  Telephone plant and equipment         158            (13)         (145)             -
  Employee separation expenses           77             (4)          (73)             -
                                    -------        -------       -------           -------
                                   $  1,580       $   (204)     $    (68)         $  1,308
                                    =======        =======       =======           =======

The remaining balance in our restructuring accruals as of September 30, 2003 is recorded as $0.9 million in accrued expenses and $1.0 million in other long-term liabilities.

                          MADISON RIVER CAPITAL, LLC
        Notes To Condensed Consolidated Financial Statements, Continued
                                 (Unaudited)

7.  LONG-TERM DEBT AND LINES OF CREDIT

Long-term debt and lines of credit outstanding consisted of the following at:


                                                                      September 30,      December 31,
                                                                           2003              2002
                                                                      -------------      ------------
                                                                               (in thousands)
First mortgage notes collateralized by substantially all LTD assets:
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at the
    RTFC's base rate plus 1.0% (5.4% at September 30, 2003).             $  11,680         $  12,103
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 5.65% (rate expires August 2006).                          5,924             6,138
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 5.65% (rate expires August 2006).                            951               983
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 6.95% (rate expires November 2004).                      102,486           105,780
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 5.65% (rate expires August 2006).                          5,557             5,722
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 5.65% (rate expires August 2006).                         67,384            70,684
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 5.65% (rate expires August 2006).                          3,543             3,648
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 9.05% (rate expires October 2004).                       122,063           125,561
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 5.65% (rate expires August 2006).                          7,778             7,778
  RTFC note payable in escalating quarterly principal installments through November 2016, interest payments due quarterly at a
    fixed rate of 9.0% (rate expires April 2005).                           99,226           101,734
  RTFC secured line of credit loan, maturing March 2005 with interest payments due quarterly at the RTFC's line
    of credit base rate plus 0.5% (5.4% at September 30, 2003).             21,000            21,000
Mortgage note payable in monthly installments of $18 with a
  balloon payment of $2,238 in April 2006, interest at a
  fixed rate of 8%, secured by land and building.                            2,308             2,326
Unsecured 131/4% senior notes payable, due March 1, 2010, with interest payable semiannually on March 1 and September 1, net of
  debt discount of $2,130 and $2,282, respectively.                        197,870           197,718
Other                                                                          393               393
                                                                          --------          --------
                                                                           648,163           661,568
Less current portion                                                         2,373            27,613
                                                                          --------          --------
                                                                         $ 645,790         $ 633,955
                                                                          ========          ========

                          MADISON RIVER CAPITAL, LLC
        Notes To Condensed Consolidated Financial Statements, Continued
                                 (Unaudited)


7.  LONG-TERM DEBT AND LINES OF CREDIT, Continued

The loan facilities provided by the Rural Telephone Finance Cooperative (the "RTFC") are primarily with MRLTDF, a subsidiary of the Company. In July 2003, MRLTDF executed an amendment to its loan agreement with the RTFC (the "Amendment"). Under the terms of the Amendment, the loan agreement is extended to November 2016. The Amendment also provides a reduction in scheduled principal payments through 2010 as compared to the existing agreement with the first scheduled principal payment occurring in the third quarter of 2004. The Company will continue to make quarterly interest payments to the RTFC. Annually, beginning in 2005, the Company will be required to calculate excess cash flow for the LTD, as defined in the Amendment, using the preceding year's financial results. If the calculation indicates excess cash flow, the Company will be required to make mandatory prepayments of principal to the RTFC equivalent to the amount of excess cash flow. Such mandatory prepayments will be made in the second quarter of the year in which the calculation is made.

Under the Amendment, interest rates on the outstanding term loans are at their prevailing RTFC fixed or variable base rate plus a 1.0% interest rate adder, which replaced the existing interest rate adders. Prior to the Amendment, interest rates on these term loans were at the prevailing RTFC fixed or variable base rate plus interest rate adders ranging from 0.35% to 0.75%. The 1.0% interest rate adder is subject to performance pricing which will provide for a reduction in the interest rate adder as the Total Leverage Ratio, as defined in the Amendment, decreases. The prior interest rate adders had no performance pricing associated with them. In addition, the financial ratio requirements were revised under the Amendment including requiring annual RTFC approval of a three-year rolling capital expenditure budget and obtaining RTFC consent for any acquisitions or disposals of local exchange assets.

During the third quarter, the Company fixed the interest rates on approximately $91.1 million consisting of six term loans outstanding to the RTFC. The rates on these term loans were fixed at 5.65% for three years. In September, the fixed interest rate on one of the Company's notes expired and at September 30, 2003, this note bore interest at its prevailing RTFC variable base interest rate plus the 1.0% interest rate adder, or 5.4%.
Prior to the expiration of its fixed rate, the note bore interest at 7.0%.

The terms of the RTFC loan agreement, including the Amendment, require MRLTDF to meet and adhere to various financial and administrative covenants on an annual basis. MRLTDF is, among other things, restricted in its ability to
(i) declare or pay dividends to MRH, its parent, under specified circumstances, (ii) limited in its ability to make intercompany loans or enter into other affiliated transactions, (iii) sell assets and make use of the proceeds, and (iv) incur additional indebtedness above certain amounts without the consent of the RTFC. At September 30, 2003, MRLTDF was in compliance with the terms and conditions of the loan agreement.

Prior to the Amendment, the loan facilities were secured by a first mortgage lien on substantially all of the operating assets and revenues of the LTD.
In addition, substantially all of the outstanding equity interests of the subsidiaries that comprise the LTD were pledged in support of the facilities. As part of the Amendment, the RTFC was additionally granted a first mortgage lien on the assets of MRH, MLDS and MRLDS and the equity interests in those entities were pledged in support of the loan facilities thereby providing the RTFC a security interest in all of the assets, revenues and substantially all of the equity interests of the LTD.

The $31.0 million secured revolving line of credit between the RTFC and MRLTDF expires in March 2005. Interest is payable quarterly at the RTFC's line of credit base rate plus 0.5% per annum. At September 30, 2003, MRLTDF had drawn down $21.0 million under this line of credit with the remaining $10.0 million fully available to MRLTDF.

                          MADISON RIVER CAPITAL, LLC
        Notes To Condensed Consolidated Financial Statements, Continued
                                 (Unaudited)

7.  LONG-TERM DEBT AND LINES OF CREDIT, Continued

The Company also has a $10.0 million unsecured line of credit that is fully available to Coastal Utilities, Inc., a subsidiary of CCI, and expires in March 2005. Under the terms of the Amendment, MRLTDF agreed to secure this line of credit with the assets of Coastal Utilities, Inc. within six months of signing the Amendment. This unsecured line of credit currently contains an annual paydown provision which requires that the balance outstanding against the line of credit be reduced to zero for five consecutive days in every 360-day period. Interest is payable quarterly at the RTFC's line of credit base rate plus 1.0% per annum.

Under the terms of the indenture that governs the senior notes, the Company must comply with certain financial and administrative covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies and (viii) enter into transactions with affiliates. At September 30, 2003, the Company was in compliance with the terms of the senior notes indenture.

8.  SEGMENT INFORMATION

The Company is a provider of integrated communications services and solutions. The Company's operations are classified into two reportable business segments, the LTD and the ICD. Although both segments provide telecommunication services, financial and operating results of the segments are evaluated separately by the chief operating decision maker. The reporting segments follow the same accounting principles and policies used for the Company's consolidated financial statements. The following tables summarize the revenues and net operating income (loss) for each segment for the three and nine month periods ended September 30, 2003 and 2002:

                                    Three Month Period Ended            Nine Month Period Ended
                                  -----------------------------       ----------------------------
                                  September 30,   September 30,       September 30,  September 30,
                                      2003            2002                2003           2002
                                  -------------   -------------       -------------  -------------
                                                           (in thousands)
  Total revenues:
    LTD                            $   43,698      $   44,025          $  129,289     $  128,756
    ICD                                 3,486           3,872              10,819         11,619
                                    ---------       ---------           ---------      ---------
                                       47,184          47,897             140,108        140,375
  Less intersegment revenues             (752)         (1,052)             (2,506)        (2,775)
                                    ---------       ---------           ---------      ---------
    Total reported revenues        $   46,432      $   46,845          $  137,602     $  137,600
                                    =========       =========           =========      =========

  Net operating income (loss):
    LTD                            $   13,279      $   12,560          $   42,256     $   36,651
    ICD                                (3,115)         (8,723)             (8,870)       (17,551)
                                    ---------       ---------           ---------      ---------
    Total reported net operating
      income                       $   10,164      $    3,837          $   33,386     $   19,100
                                    =========       =========           =========      =========

At September 30, 2003 and December 31, 2002, total assets by segment, net of intersegment investments and other intersegment balances, were as follows:

                                     September 30,       December 31,
                                         2003                2002
                                     -------------       ------------
                                              (in thousands)
      Total assets:
          LTD                        $    856,892        $    869,730
          ICD                             444,491             468,172
                                      -----------         -----------
                                        1,301,383           1,337,902
          Less intersegment assets       (487,504)           (494,431)
                                      -----------         -----------
          Total reported assets      $    813,879        $    843,471
                                      ===========         ===========

                          MADISON RIVER CAPITAL, LLC
        Notes To Condensed Consolidated Financial Statements, Continued
                                 (Unaudited)

9.  PENSION CURTAILMENT

During the first quarter of 2003, the Company notified its employees who are not members of bargaining units that the accrual of benefits in the non-contributory, defined benefit pension plan, sponsored by MRTC, in which the employees participated was frozen effective February 28, 2003. As a result of this action, Statement of Financial Accounting Standards No. 88, Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The curtailment resulted in an immediate net gain of $2.8 million, of which $2.7 million was recognized as a reduction of pension expenses in the first quarter and $0.1 million as a reduction of capital expenditures. The impact of the gain will be allocated between the Company and its subsidiaries, who also participate in the plan. Although the accrual of benefits in the pension plan is frozen, the Company has a continuing obligation to fund the plan and will continue to recognize an annual net periodic pension expense while the plan is still in existence.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this Form 10-Q constitute "forward-looking statements" that involve risks and uncertainties. Forward-looking statements generally can be identified by the use of forward-looking words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek" or "believe," or by discussion of strategy that involves risks and uncertainties. We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

   * the competition in, and the financial stability of, the telecommunications industry;
   * the passage of legislation, court decisions or regulatory changes adversely affecting the telecommunications industry;
   * our ability to repay our outstanding indebtedness;
   * our ability to raise additional capital on acceptable terms and on a timely basis; and
   * the advent of new technology.

For more information, see the "Risk Factors" section beginning on page 16 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 333-36804) filed with the Securities and Exchange Commission.

Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the filing of this Form 10-Q or to reflect the occurrence of unanticipated events.

References in this Form 10-Q to "we," "us" and "our" mean Madison River Capital, LLC and its subsidiaries.

Critical Accounting Policies

Revenue Recognition

Revenues are recognized when the corresponding services are provided regardless of the period in which they are billed. Recurring local service revenues are billed in advance, and recognition is deferred until the service has been provided. Nonrecurring revenues, such as long distance toll charges and other usage-based billings, are billed in arrears and are recognized when earned.

Network access service revenues are based on universal service funding and charges to interexchange carriers for switched and special access services and are recognized in the period when earned. Our rural ILEC subsidiaries participate in revenue sharing arrangements, sometimes referred to as pools, with other telephone companies for interstate revenues and for certain intrastate revenues. Such sharing arrangements are funded by national universal service funding, subscriber line charges and access charges in the interstate market. Revenues earned through the sharing arrangements are initially recorded based on our estimates. These estimates are then subject to adjustment in future accounting periods as refined operating results become available. Traffic sensitive and special access revenues for interstate services are billed under tariffs approved by the appropriate regulatory authority and retained by us.

Revenues from billing and collection services provided to interexchange carriers, advertising sold in telephone directories and the sale and maintenance of customer premise equipment are recorded as miscellaneous revenues. These revenues are recognized when the service has been provided or over the life of the contract, as appropriate.

Goodwill and Long-Lived Assets

Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the net assets acquired and has an indefinite life. In accordance with Statement of Financial Accounting Standard 142 ("SFAS 142"), the carrying value of goodwill is reviewed on an annual basis during the fourth quarter or, as appropriate, if facts and circumstances suggest impairment. We are currently reviewing the carrying value of our goodwill.
In performing the review of goodwill under the terms of SFAS 142, we make certain estimates regarding the implied fair value of our individual operating companies where the goodwill is recorded. If our review indicates that the carrying value of an operating company including its goodwill is greater than its implied fair value, then an impairment of goodwill exists. We then compare the implied fair value of the goodwill to the carrying value of the goodwill for the operating company and, accordingly, if the carrying value exceeds the implied fair value, we recognize an impairment charge to reduce the carrying value by the difference.

In addition, we are currently reviewing the carrying value of our fiber network in accordance with Statement of Financial Accounting Standard 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), to determine if the carrying value has been impaired. We review the carrying value of our fiber network on an annual basis or sooner if events or circumstances indicate that an impairment may exist. In accordance with the terms of SFAS 144, we compare the sum of the undiscounted expected future cash flows from our fiber network to the carrying value of the fiber network. If the carrying value of the fiber network exceeds the undiscounted expected future cash flows, we would recognize an impairment charge by writing-down the carrying value of the fiber network to its estimated fair market value based on discounted expected future cash flows from the fiber network.

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, such as a bankruptcy filing or substantial down-grading of credit scores, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we reserve a percentage of the remaining outstanding accounts receivable balance as a general allowance based on a review of specific customer balances, our trends and experience with prior receivables, the current economic environment and the length of time the receivables are past due. If circumstances change, we will review the adequacy of the allowance, and our estimates of the recoverability of amounts due us could be reduced by a material amount.

Overview

We are an established rural local exchange company providing communications services and solutions to business and residential customers in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States. Our integrated service offerings include local and long distance voice, high-speed data, Internet access and fiber transport. At September 30, 2003, we had approximately 224,400 voice, DSL and high speed data connections in service.

We are organized into two operating divisions, the LTD and the ICD. The LTD is responsible for the integration, operation and development of our rural ILEC markets that consist of four ILECs acquired since January 1998. The ILECs are located in North Carolina, Illinois, Alabama and Georgia. The ICD operates as an edge-out CLEC whereby its markets are in territories that are in close proximity to our rural ILECs. The ICD currently provides services to medium and large customers in three edge-out markets: the Triangle (Raleigh, Durham and Chapel Hill) and the Triad (Greensboro and Winston-Salem) in North Carolina; Peoria and Bloomington in Illinois; and the New Orleans, Louisiana region. The management and operating responsibility for the ICD's operating regions is provided by the managers of the respective ILECs.

In addition to its CLEC operations, the ICD has a transport business that provides transport and IP transit services to other carriers and large businesses along its approximately 2,300 route miles of fiber optic network. The majority of this network comprises a long-haul network in the southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the five Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston, Texas. The Company has designated Atlanta and Dallas as its Internet egress points. The ICD's transport business is currently providing services in Atlanta, Georgia; New Orleans, Louisiana; and Houston and Dallas, Texas. Because we have found the fiber transport business to be extremely competitive, we are not actively expanding this line of business at this time. The main value being derived from our fiber optic network is through support for our dial-up, DSL and high speed access services provided in both the LTD and the ICD, which use our network to connect to the Internet.

Our current business plan is focused on improving cash flows for the enterprise. Since our inception, our principal activities have been the acquisition, integration, operation and improvement of ILECs in rural markets. In acquiring our four ILECs, we purchased businesses with positive cash flow, government and regulatory authorizations and certifications, operating support systems, management and key personnel and facilities. The LTD is continuing to develop these established markets with successful marketing of vertical services and DSL products and is controlling expenses through the use of business process management tools and other methods. In the ICD, our strategy is focused on developing a profitable customer base and maintaining sustainable positive cash flow from this division. The ICD has established more rigorous criteria for evaluating new customers and the desirability of renewing existing contracts.


Revenues
--------

To date, our revenues have been derived principally from the sale of voice and data communications services to business and residential customers in our established ILEC markets. For the nine months ended September 30, 2003, approximately 92.3% of our operating revenues came from the LTD and 7.7% from the ICD. For the year ended December 31, 2002, approximately 91.7% of our operating revenues came from the LTD and 8.3% from the ICD. We intend to focus on continuing to generate increasing revenues in our LTD and ICD operations from voice services (local and long distance), Internet access and enhanced data and other services, including an evaluation of the impact from providing video services to our customers. The sale of communications services to customers in our ILEC markets will continue to provide the predominant share of our revenues for the foreseeable future. We do not anticipate significant growth in revenues for the ICD, if any, as we continue to focus on a business plan that provides sustainable positive cash flows in that division. Our transport business, which provides services to other carriers and major accounts, will grow revenues only if certain profit margins are obtained without making significant additional capital investments and will primarily continue to support our retail Internet service business.

At September 30, 2003, we had 224,403 connections in service compared to 224,890 connections in service at September 30, 2002, a decrease of 487 connections or 0.2%. The LTD had 208,787 connections in service at September 30, 2003 and 208,100 connections in service at September 30, 2002, an increase of 687 connections or 0.3%. For the ICD, connections in service at September 30 ,2003 and September 30, 2002 were 15,616 and 16,790, respectively, a decrease of 1,174 connections or 7.0%.

For the nine months ended September 30, 2003, we experienced a decline in the number of voice access lines in service in the LTD, primarily from losses in the Illinois ILEC. At September 30, 2003, the LTD had 187,593 voice access lines in service, which is a decrease of 5,410 voice access lines from 193,003 voice access lines in service at September 30, 2002. The predominant share of voice access line losses have occurred in our Illinois operations which accounted for approximately 65% of the decrease. A persistent weakness in the local economies that Gallatin River Communications in Illinois serves has led to unemployment and certain business losses and, therefore, a decline in voice access lines in this market. We are uncertain at this time regarding the trend for voice access lines in this market in the near future.

The number of DSL subscribers we serve in the LTD continues to increase. We believe we have been successful in addressing competition from new high speed Internet access product introductions, particularly by cable operators, in our markets during 2002 and 2003. We believe that the execution of our strategy and our ability to deliver a quality DSL product in a timely manner has made us the provider of choice in our markets. Although we cannot be certain, we anticipate that our DSL product will continue to provide a source of increasing revenues for the LTD. As of September 30, 2003, we had 21,194 DSL connections in service, an increase of 6,097 connections from 15,097 DSL connections at September 30, 2002. Our penetration rate for installed DSL connections reached 11.3% of our LTD voice access lines at September 30, 2003 compared to 7.8% at September 30, 2002.

We have also been successful in growing other revenues in the LTD including the provision of long distance and vertical services to our customers. At September 30, 2003, we had 95,466 long distance accounts compared to 90,496 long distance accounts at September 30, 2002. In addition, our penetration rates for voicemail and caller ID have continued to increase. We are currently in the preliminary stages of assessing the potential benefits of adding video services to the suite of products we offer to our customers. Since we are early in the planning process, at this time we are not certain what types of video services we may offer, if any, or what types of technology we may use to deliver these services to our customers.

We have experienced a decrease in the number of dial-up Internet accounts we service. At September 30, 2003, we had 24,966 dial-up Internet customers which was a decrease of 2,990 customers, or 10.7%, from 27,956 dial-up Internet customers at September 30, 2002. We believe that a large percentage of the decrease in dial-up Internet customers comes from customers switching from our dial-up product to our high-speed DSL product.

We have experienced a decrease in revenues for the first nine months of 2003 compared to the same period in 2002 as new sales of new services and renewals of expiring customer contracts have not been enough to replace customers that do not continue with our service. At September 30, 2003, the ICD had 14,915 voice access lines and 701 high speed data connections in service. At December 31, 2002, the ICD served approximately 16,340 voice access lines and 710 high speed data connections. The decrease in voice access lines is attributed primarily to the loss of one customer in North Carolina as the result of a merger. We are focusing our efforts on only adding customers that meet certain profitability criteria and on increasing our profitability and margins for services provided to existing customers when renegotiating their contracts at expiration.

We will continue to offer bundled services and to competitively price our services in each of our markets. In our North Carolina ILEC operation, we have recently begun offering a bundled plan that includes unlimited local and long distance calling in the domestic United States, several custom calling features such as Caller ID and voicemail, and high speed DSL service for a single monthly fee subject to a one-year contract. This new plan has been well accepted by our customers since introduction. Based on results to date, we have found that over 50% of customers taking this new plan did not have our DSL service previously which has led to an overall increase in our average revenue per unit. Based on the success of this bundle plan in our North Carolina ILEC, we are evaluating the feasibility of introducing similar plans in our other ILEC operations. In addition, we intend to continue to offer other combined service discounts and programs designed to give customers incentives to buy bundled services.

Bankruptcies by interexchange carriers, including MCI WorldCom and Global Crossing in 2002, have impacted our financial results, including our revenues, operating income and cash flows. Without additional clarification or regulatory changes that recognize the additional financial burdens placed on local exchange carriers, we may be unable to appropriately protect ourselves against the financial impact on revenues or results of operations and cash flows associated with any future bankruptcies of interexchange carriers or other telecommunication service providers.

Expenses
--------

Operating expenses reported in the LTD have been fairly consistent from period to period in recent quarters. After completion of our last acquisition in March 2000, we focused on integrating our ILEC acquisitions and implementing business process management tools to better manage expenses. Accordingly, we have experienced fairly significant decreases in operating expenses in our ILEC operations since 2000. In more recent quarters, the rate of decrease has slowed. We will seek to maintain the expense reductions that we have achieved in the LTD.

In recent quarters, the ICD has been focused on achieving sustainable positive cash flow. An important part of this strategy was the decision, in the fourth quarter of 2001, to slow the rate at which the ICD was adding new voice and high speed data connections. With slower planned growth, fewer sales personnel were needed and, as a result, fewer provisioners, sales engineers, customer care and other support personnel were required. In addition, certain fixed facility and overhead costs were reduced or eliminated. In addition to our strategy of slower planned growth, we also completed the transformation of the ICD as a true edge-out CLEC by placing the responsibility for managing and operating the ICD's markets with the managers of our respective ILECs. This allowed for additional reductions in operating expenses as we were able to eliminate a number of redundant operations in the ICD. The ICD also focused on grooming its network to reduce the costs of delivering services to its customers by replacing more expensive special access circuits with circuits provided for in our interconnection agreements with the incumbent local exchange carriers. In combination, these adjustments led to significant decreases in operating expenses in the ICD.

Since the fourth quarter of 2002, the ICD's operating expenses have remained relatively consistent. In the near term, barring any unforeseen events, we expect that further decreases in operating expenses, if any, should be minimal.

Our primary operating expenses consist of cost of services, selling, general and administrative expenses and depreciation and amortization.

Cost of services

Our cost of services includes:

   * plant specific costs and expenses, such as network and general support expense, central office switching and transmission expense, information origination/termination expense and cable and wire facilities expense;
   * plant nonspecific costs, such as testing, provisioning, network, administration, power and engineering;
   * the cost of leasing unbundled copper loop lines and high capacity digital lines from the ILECs to connect our customers and other carriers' networks to our network;
   * the cost of leasing transport from ILECs or other providers where our fiber transport capacity is not available; and
   * the cost of collocating in ILEC central offices.

We have entered into interconnection agreements with BellSouth, Verizon, Ameritech, Sprint and SBC which allow, among other things, the ICD to lease unbundled network elements from these ILECs, at contracted rates contained in the interconnection agreements. The ICD uses these network elements to connect its customers with its network. Other interconnection agreements may be required by the ICD. In addition, the ICD currently has the necessary certifications to operate in the states where it has customers.

We have a resale agreement with Global Crossing to provide long distance transmission services that contains minimum volume commitments. Although we believe that we will meet these commitments, we may not be successful in generating adequate long distance business to absorb our minimum volume commitment and will be required to pay for long distance transmission services that we are not using. We renewed our agreement with Global Crossing during the third quarter of 2003 on a long-term basis with lower minimum volume commitments than existed in the previous contract.

Selling, general and administrative expenses

Selling, general and administrative expenses include:

   * selling and marketing expenses;
   * expenses associated with customer care;
   * billing and other operating support systems; and
   * corporate expenses.

We market our business services through agency relationships and direct sales people. We market our consumer services primarily through our customer sales and service representatives. We offer competitive compensation packages including sales commissions and incentives.

We have operating support and other back office systems that we use to enter, schedule, provision and track customer orders, test services and interface with trouble management, inventory, billing, collection and customer care service systems for the access lines in our operations. We may review and consider the benefits offered by the latest generation of systems and, if we implement new systems, we expect that our operating support systems and customer care expenses may increase.


Depreciation and amortization expenses

We recognize depreciation expense for our telephone plant and equipment that is in service and is used in our operations, excluding land which is not depreciated. Depreciation is calculated using composite straight-line rates. As we are a regulated entity, such rates are approved by the public utility commissions in the states where we have regulated telephone plant in service. Amortization expense is recognized primarily for our intangible assets considered to have finite lives on a straight-line basis.


Results of Operations

Nine Months ended September 30, 2003 compared to Nine Months ended September 30, 2002

Total revenues were $137.6 million for each of the nine month periods ended September 30, 2003 and September 30, 2002. Revenues in the LTD increased approximately $1.0 million, or 0.8%, to $127.0 million in the first nine months of 2003 from $126.0 million in the first nine months of 2002. In the first nine months of 2003, revenues from Internet and enhanced data services increased approximately $2.0 million, long distance revenues increased $0.7 million and miscellaneous revenues increased approximately $1.7 million compared to the same period in 2002. The increase in Internet and enhanced data revenues is attributed to an increase in the number of DSL subscribers. The LTD served 21,194 DSL connections at September 30, 2003, an increase of 6,097 connections, or 40.4%, from the 15,097 connections in service at September 30, 2002. Likewise, long distance revenues increased due to an increase in the number of long distance accounts served. At September 30, 2003, the LTD had 95,466 long distance accounts, an increase of 4,970 long distance accounts, or 5.5%, from 90,496 accounts served at September 30, 2002. Finally, the increase in miscellaneous revenues is attributed to the impact on miscellaneous revenues in the first nine months of 2002 due to approximately $1.5 million in bad debts charged against revenues for pre-petition amounts of two customers, MCI WorldCom and Global Crossing, which filed for bankruptcy during the second quarter of 2002. No comparable bad debt charges were recognized in the first nine months of 2003. These increases in LTD revenues were offset by a decrease of $3.3 million in local service revenues. The decrease in local service revenues is primarily attributable to anticipated lower network access revenues, as a result of lower Universal Support Fund receipts, in the first nine months of 2003 compared to the same period of 2002. In addition, local service revenues were impacted by the decrease in voice access lines. At September 30, 2003, the LTD served 187,593 voice access lines, a decrease of 5,410 voice access lines, or 2.8%, from 193,003 voice access lines served at September 30, 2002. Revenues in the ICD decreased approximately $1.0 million, or 8.5%, to $10.6 million in the first nine months of 2003 compared to $11.6 million in the first nine months of 2002. The decrease is attributed primarily to a $0.8 million decrease in local service revenues primarily from lower voice access lines and lower network access revenues. At September 30, 2003 and 2002, the ICD had 15,616 and 16,790 voice access and high speed connections in service, respectively, representing a decrease of 1,174 connections, or 7.0%.

Revenues from voice services, which are comprised of local, network access and long distance services, as a percentage of total revenues, were approximately 81.4% and 84.0% for the nine months ended September 30, 2003 and 2002, respectively. The LTD and the ICD provided approximately 92.3% and 7.7% of total revenues, respectively.

Total operating expenses decreased $14.3 million from $118.5 million, or 86.1% of total revenues in the first nine months of 2002, to $104.2 million, or 75.7% of total revenues, in the first nine months of 2003. Approximately $2.7 million of the decrease is the result of a one-time, non-cash gain from a pension curtailment in the first quarter of 2003. Accrual of benefits for qualified plan participants who are not members of bargaining units in our non-contributory, defined benefit pension plan was frozen in the first quarter of 2003. As a result, Statement of Financial Accounting Standards No. 88, Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The pension curtailment resulted in an immediate net gain of $2.8 million, of which $2.7 million resulted in a reduction in pension expenses and $0.1 million went to reduce capital additions. The gain was recognized in the first quarter of 2003 and allocated between the subsidiaries who participate in the plan. Although further accrual of benefits by plan participants is frozen, we have a continuing obligation to fund the plan and continue to recognize net periodic pension expense. Approximately $2.1 million of the net gain was recognized as a reduction of pension expenses in the LTD and $0.6 million as a reduction of pension expenses in the ICD. In addition, approximately $3.2 million of the decrease came from changes in restructuring expenses. In the third quarter of 2003, we recognized a benefit of approximately $0.5 million for adjustments made to restructuring accruals for differences between our actual results and the initial restructuring expenses of $2.7 million that were recognized in the third quarter of 2002 in accordance with EITF 94-3. Alternatively, in the third quarter of 2002, we recognized a restructuring charge of $2.7 million. Approximately $0.2 million of the change impacted the LTD and $3.0 million impacted the ICD.
The remaining decrease is attributable to other expense reductions in both the LTD and the ICD.

In the LTD, operating expenses decreased $4.6 million, or 5.2%, to $84.7 million in the first nine months of 2003 from $89.4 million in the first nine months of 2002. Approximately $2.1 million of the decrease is the result of the pension curtailment gain in the first quarter of 2003 and $0.2 million of the decrease came from the change in the restructuring expenses. The remaining decrease is due to expense reductions from business process improvements. In the ICD, operating expenses in the first nine months of 2003 were approximately $19.5 million, which is $9.7 million, or 33.2%, lower than operating expenses of $29.1 million in the first nine months of 2002. Approximately $0.6 million of the decrease is the result of the pension curtailment gain and $3.0 million of the decrease is due to the change in restructuring expenses. The remainder of the decrease in operating expenses reflects the impact of the adjustments made in the ICD's operations in the third quarter of 2002 for the realignment of its operations under the responsibility of the LTD. The ICD's operating expenses reflect the benefit of those cost reductions for a full nine months of 2003 compared to one month of benefit in 2002.

Net operating income increased approximately $14.3 million from $19.1 million, or 13.9% of total revenues in the first nine months of 2002, to $33.4 million, or 24.3% of total revenues in the first nine months of 2003. The increase is primarily attributable to expense reductions recognized in both the LTD and the ICD. Net operating income in the LTD increased $5.6 million, or 15.3%, to $42.3 million in the first nine months of 2003 from $36.7 million in the first nine months of 2002. For the ICD, the net operating loss improved $8.7 million, or 49.5%, to an operating loss of $8.9 million in the nine month period ended September 30, 2003 from an operating loss of $17.6 million in the nine month period ended September 30, 2002.

Interest expense decreased $1.0 million to $47.1 million, or 34.2% of total revenues, in the first nine months of 2003 compared to $48.1 million, or 35.0% of total revenues, in the first nine months of 2002. The decrease in interest expense is attributed to a lower weighted average interest rate and a lower average outstanding balance of long-term debt during the first nine months of 2003 compared to the first nine months of 2002. This decrease was offset by a $1.3 million accrual for interest expense recorded in the third quarter of 2003 related to potential income tax payments. During 2002, in consultation with our tax advisors, we elected to amend certain prior year income tax returns resulting in refunds. We received the refunds during 2002 and reflected them as deferred income tax liabilities in recognition of the nature of the amendments. In the third quarter of 2003, we were verbally notified by the Internal Revenue Service, as part of an audit, that our position in the amended income tax returns would be disallowed requiring the return of approximately $5.8 million of the refunds received. Subsequent to September 30, 2003, one operating company received formal written notification from the IRS stating the disallowance of our position and we anticipate that written notifications will be provided to our other operating companies. In accordance with Statement of Financial Accounting Standards 5 ("SFAS 5"), we determined that a $1.3 million liability existed that met the criteria for accrual for interest expense on the income tax refunds at September 30, 2003. Until we have resolved this uncertainty, which we expect may take one to two years, we will continue to accrue additional interest expense of approximately $0.4 million per year.

For the nine month period ended September 30, 2003, we had other income of $2.1 million compared to other expense of $2.8 million in the nine month period ended September 30, 2002, an improvement of $4.9 million. The improvement is primarily attributed to two charges taken in the first nine months of 2002 for a $4.5 million loss from the writedown of our investment in the common stock of US Unwired Inc. and a $2.1 impairment charge that reduced the carrying value of an investment accounted for using the equity method. The impact of these charges was offset by the recognition of a gain on the sale of assets of $0.6 million and approximately $0.9 million in interest income related to certain income tax refunds in the first nine months of 2002. No comparable gains or interest income were recorded in the first nine months of 2003.

Our net loss improved $20.3 million from a net loss of $32.1 million, or 23.3% of total revenues, in the first nine months of 2002, to $11.8 million, or 8.6% of total revenues, in the first nine months of 2003, as a result of the factors discussed above. The LTD had net income of $17.1 million in the first nine months of 2003 compared to net income of $5.8 million in the first nine months of 2002, an increase of $11.3 million. For the nine month periods ended September 30, 2003 and 2002, the ICD had a net loss of $28.9 million and $37.9 million, respectively, an improvement of $9.0 million.


Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002

Our total revenues decreased $0.4 million, or 0.9%, to $46.4 million for the three months ended September 30, 2003 from $46.8 million for the three months ended September 30, 2002. Revenues in the LTD for the third quarter of 2003 and 2002 were $43.0 million in each period. Increases of $0.3 million in long distance revenues, $0.7 million in Internet and enhanced data revenues and $0.1 million in miscellaneous revenues offset a $1.1 million decrease in local service revenues. For the three months ended September 30, 2003, the ICD had revenues of $3.4 million, a $0.4 million, or 10.4%, decrease from revenues of $3.8 million for the three months ended September 30, 2002. The decrease is attributed to a $0.3 million decrease in local service revenues and a $0.1 million decrease in transport revenues. Revenues from voice services, as a percentage of total revenues, were approximately 80.9% and 82.4% for the three months ended September 30, 2003 and 2002, respectively.

Our total operating expenses decreased $6.7 million from $43.0 million, or 91.8% of total revenues, in the three month period ended September 30, 2002 to $36.3 million, or 78.1% of total revenues, in the three month period ended September 30, 2003. Operating expenses in the LTD were $29.7 million in the three months ended September 30, 2003 and $30.4 million in the three months ended September 30, 2002, a decrease of $0.7 million, or 2.4%. A decrease in selling, general and administrative expenses of $1.7 million was offset by increases in cost of services of $0.3 million and depreciation and amortization expenses of $0.7 million. The decrease in selling, general and administrative expenses is attributed primarily to expense reductions as a result of business process improvements. In addition, selling, general and administrative expenses decreased approximately $0.5 million due to lower long-term incentive plan expenses in the third quarter of 2003 compared to the third quarter of 2002 and $0.2 million from the change in the restructuring expenses. The increase in cost of services is attributed primarily to $0.3 million in expenses in the third quarter of 2003 for DSL modems used in the LTD. Prior to the third quarter of 2003, the LTD capitalized the cost of DSL modems as telephone plant and equipment. In the ICD, operating expenses decreased $6.0 million, or 47.8%, to $6.6 million in the third quarter of 2003 from $12.6 million in the third quarter of 2002. The decrease is attributed to lower cost of services of $1.9 million and lower selling, general and administrative expenses of $3.9 million from expense reductions taken in the ICD in the prior year as it implemented its strategy to slow its growth and completed its transition to being an edge-out CLEC. In addition, approximately $3.0 million of the decrease is attributed to the changes in restructuring expenses.

Our net operating income for the three month period ended September 30, 2003 increased approximately $6.3 million to $10.1 million from $3.8 million for the three month period ended September 30, 2002. As a percentage of total revenues, our net operating income was 21.9% in the third quarter of 2003 and 8.2% in the third quarter of 2002. The increase in net operating income is primarily attributed to reductions in operating expenses in both the LTD and the ICD as discussed above. Net operating income in the LTD in the third quarter of 2003 was $13.3 million, an increase of $0.7 million, or 5.7%, from $12.6 million in the third quarter of 2002. The ICD reported a net operating loss of $3.1 million in the third quarter of 2003 and $8.7 million in the third quarter of 2002, an improvement of $5.6 million, or 64.3%.

Interest expense increased $0.4 million, or 2.5%, to $16.4 million for the third quarter of 2003 compared to $16.0 million in the third quarter of 2002. Interest expense represented 35.3% and 34.1% of total revenues in the third quarter of 2003 and 2002, respectively. The increase is attributed to the $1.3 million interest accrual recorded in the third quarter of 2003 for interest expense related to potential income tax refunds. Excluding this increase, interest expense in the LTD would have decreased $0.9 million as a result of a lower average outstanding balance and lower weighted-average interest rates in the third quarter of 2003 compared to the third quarter of 2002.

For the third quarter of 2003, we had other income of $0.9 million compared to other expense of $3.4 million in the third quarter of 2002, an improvement of $4.3 million. The improvement is attributed to a $4.5 million loss from the writedown of our investment in the common stock of US Unwired Inc. in the third quarter of 2002 for which no comparable writedown was recognized in the third quarter of 2003. In the third quarter of 2003, the LTD had other income of $0.9 million compared to other expense of $3.4 million in the third quarter of 2002. The ICD had other income of $82,000 and $13,000 in the third quarters ended September 30, 2003 and 2002, respectively.

Our net loss improved $8.7 million to $5.7 million, or 12.2% of total revenues, in the three months ended September 30, 2003 from $14.4 million, or 30.6% of total revenues, in the three months ended September 30, 2002. Net income in the LTD was $4.1 million in the third quarter of 2003 compared to net income of $1.0 million for the third quarter of 2002, an increase of $3.0 million, or 289.7%. The net loss in the ICD was $9.7 million for the third quarter of 2003 compared to a net loss of $15.4 million for the third quarter of 2002, an improvement of $5.7 million, or 36.8%.

Liquidity and Capital Resources

We are a holding company with no business operations of our own. Since our inception, we have funded our operations through cash flow generated by our subsidiaries, long-term debt borrowings and equity contributions from our member. Our only significant assets are the capital stock/member interests of our subsidiaries. Accordingly, our only sources of cash to pay our obligations are cash on hand and distributions from our subsidiaries from their net earnings and cash flow. Even if our subsidiaries determine to pay a dividend on, or make a distribution in respect of, their capital stock/member interest, we cannot assure you that our subsidiaries will generate sufficient cash flow to pay such a dividend or distribute such funds or that they will be permitted to pay such dividend or distribution under the terms of their credit facilities.

Operating Activities. For the nine months ended September 30, 2003 and 2002, we generated cash from operating activities of $24.3 million and $17.6 million, respectively. The increase of $6.7 million in cash from operating activities in the first nine months of 2003 compared to the first nine months of 2002 is attributable to an improvement in our net loss of $20.3 million from business process improvements in the LTD and cost reductions in the ICD.

Investing Activities. For the nine months ended September 30, 2003, we used cash for investing activities in the amount of $2.7 million compared to cash used for investing activities of $10.2 million in the nine month period ended September 30, 2002. Cash used in investing activities in the first nine months of 2003 was primarily for the purchase of telephone plant and equipment in the amount of $6.3 million. This was offset by $2.0 million received from the redemption of RTFC subordinated capital certificates and $1.6 million from changes in other assets. For the nine months ended September 30, 2002, we used cash primarily for purchases of telephone plant and equipment of $11.2 million. This was offset by proceeds from the redemption of RTFC subordinated capital certificates, net of additional purchases of subordinated capital certificates, of $0.7 million and changes in other assets of $0.2 million.

Financing Activities. For the nine months ended September 30, 2003, net cash used in financing activities was $14.6 million and consisted of payments on long-term debt of $13.6 million and the redemption of $1.0 million in minority interest. For the nine months ended September 30, 2002, net cash used for financing activities was $16.7 million and consisted primarily of payments on long-term debt of $25.2 million, the redemption of $1.0 million in minority interest and a $2.0 million redemption of member's interest. These uses of cash were offset by proceeds from long-term debt borrowings of $11.8 million.

At September 30, 2003, we had positive working capital of $12.5 million compared to negative working capital of $25.8 million at December 31, 2002. The improvement is attributed primarily to the change in the current portion of long-term debt due to the amendment entered into with the RTFC in the third quarter of 2003, described below, and an increase in our cash of $7.1 million. Under the amendment, we do not have to make any scheduled principal payments to the RTFC until the third quarter of 2004. Therefore, our current portion of long-term debt was $2.4 million at September 30, 2003 compared to $27.6 million at December 31, 2002, a change of $25.2 million. Under the terms of the amendment, our scheduled principal payments through 2010 are significantly less than under our previous agreement. As discussed below, we may be required to make annual mandatory prepayments equivalent to any excess cash flow as defined in the amendment in addition to our scheduled principal payments. These mandatory payments for excess cash flow will be based on the LTD's year-end financial results, beginning in 2005 based on the results of the 2004 fiscal year. We are uncertain what mandatory prepayments will have to be made, if any, at this time. The increase in cash is attributed to lower operating expenses and the deferral of our third quarter principal payment of approximately $6.9 million to the RTFC under the terms of the amendment.

As a result of the amendment, our liquidity position has been enhanced. The reductions in the scheduled principal payments under the amendment should provide us with additional liquidity and greater operating flexibility in the near-term.

Long-Term Debt and Revolving Credit Facilities

We or our subsidiaries have outstanding term and revolving credit facilities with the RTFC, which were entered into in connection with the acquisitions of Mebcom, Gallatin River, Gulf Coast Services and Coastal Communications. In addition, we have outstanding $200.0 million in 13 1/4% senior notes that are due in March 2010, a mortgage note payable on property acquired in the Coastal Communications acquisition and a miscellaneous note payable.

RTFC Debt Facilities
--------------------

As of September 30, 2003, we had approximately $426.6 million in term loans outstanding with the RTFC. Of this amount, $414.9 million in term loans bear fixed interest rates that range between 5.65% and 9.05%, with a weighted average rate approximating 7.8%. The fixed interest rates expire at various times, beginning in October 2004 through August 2006, depending on the terms of the note. Upon the expiration of the fixed interest rates, the term loans will convert to the RTFC's prevailing base variable interest rate plus a 1.0% interest rate adder. We have the ability to allow the rates to remain variable or to fix the interest rates at the RTFC's then-prevailing base interest rate for long-tem debt with similar maturities. The remaining $11.7 million term loan has a variable interest rate of 5.4% at September 30, 2003. The fixed interest rate on this term loan expired in the third quarter of 2003 at which time it converted to the RTFC's variable base rate plus 100 basis points, or 5.4%. Prior to expiration, the interest rate on this note was fixed at 7.0%.

In July 2003, MRLTDF executed an amendment to its loan agreement with the RTFC which, among other things, allows us greater operating flexibility through an increase in our available liquidity. Under the terms of the amendment, our loan agreement is extended to November 2016. The amendment also provides us with a reduction in scheduled principal payments through 2011 as compared to our existing agreement. We will not make any quarterly principal payments, only quarterly interest payments, through the second quarter of 2004. Beginning in the third quarter of 2004, we will begin making scheduled principal payments in amounts as outlined in the amendment. We also may be required to make annual prepayments of principal based on our financial results. Annually, beginning in 2005, we will calculate the LTD's excess cash flow, as defined in the amendment, using the preceding year's financial results. If the calculation indicates excess cash flow, we must make a mandatory prepayment equivalent to that excess cash flow to reduce the principal outstanding to the RTFC. The payment will be required to be made by the second quarter of the year in which the calculation is made.

Effective with completion of the amendment, interest rates on our outstanding term loans are now at their prevailing RTFC fixed or variable base rate plus a 1.0% interest rate adder, which replaced the existing interest rate adders. Prior to the amendment, interest rates on these term loans were at their prevailing RTFC fixed or variable base rate plus interest rate adders ranging from 0.35% to 0.75%. The 1.0% interest rate adder is subject to performance pricing which will provide for a reduction in the interest rate adder as our Total Leverage Ratio, as defined in the amendment, decreases. The interest rate adder will remain at 1.0% while the Total Leverage Ratio is greater than
5.0 to 1.0.  It decreases to 0.75% when the Total Leverage Ratio is between
4.0 to 1.0 and 5.0 to 1.0 and decreases to 0.5% when the Total Leverage Ratio is less than 4.0 to 1.0. The prior interest rate adders had no performance pricing associated with them.

In addition, certain of our covenants were revised under the amendment, but we will continue to test our compliance with our financial ratios defined in the amendment on an annual basis. In addition to our financial ratios, our covenants require that we obtain RTFC approval of a forward-looking, three-year capital expenditure budget on an annual basis and any acquisitions or disposals of local exchanges. Our covenants regarding payment of dividends by MRLTDF and GRH remained substantially the same as under the existing agreement. In addition, the amendment allows us to repurchase our senior notes without RTFC consent in amounts not to exceed $2.0 million per quarter and $6.0 million per year.

Finally, as part of the amendment, RTFC was granted a first mortgage lien on the assets of MRH, MLDS and MRLDS and the equity interests in those entities were pledged in support of the loan facilities. The loan facilities as a whole are secured by a first mortgage lien on all of the property, assets and revenue of the LTD. In addition, substantially all of the outstanding equity interests of the subsidiaries that comprise the LTD are pledged in support of the debt facilities.

As a condition of obtaining long-term financing from the RTFC, we purchased subordinated capital certificates ("SCCs") that represent ownership interests in the RTFC equal to 10% of the amount borrowed. The RTFC financed the purchase of the SCCs by increasing the balance advanced for a loan by an amount equal to the SCCs purchased.

At September 30, 2003, we owned $44.0 million in SCCs. The SCCs are redeemed for cash on an annual basis, at par, in an amount equivalent to 10% of the term loan principal that was repaid in the prior year. Therefore, at September 30, 2003, based on principal payments of $13.5 million made to the RTFC in 2003, we have approximately $1.4 million in SCCs eligible to be redeemed in 2004. In March 2003 and 2002, the RTFC redeemed approximately $2.0 million and $1.5 million, respectively, of our SCCs.

We also receive a share of the RTFC's net margins in the form of patronage capital refunds. Patronage capital is allocated based on the percentage that our interest payments contribute to the RTFC's gross margins. Currently, 70% of the RTFC's patronage capital allocation is retired with cash after the end of the year, and 30% is paid in the form of patronage capital certificates. The patronage capital certificates will be retired with cash in accordance with the RTFC's board-approved rotation cycle.

In addition to the term loans, we also have a secured line of credit and an unsecured line of credit with the RTFC. The secured line of credit is a $31.0 million facility and has no annual paydown provisions. The secured line of credit expires in March 2005 and bears interest at the RTFC base rate for a standard line of credit plus 50 basis points, or 5.4% at September 30, 2003. We had advanced $21.0 million against this line of credit at September 30, 2003, and the remaining $10.0 million is fully available to be drawn.
The unsecured line of credit is a $10.0 million facility at that is available for general corporate purposes to Coastal Utilities, Inc. and expires in March 2005. Under the terms of the unsecured revolving line of credit agreement, we must repay all amounts advanced under this facility within 360 days of the first advance and bring the outstanding amount to zero for a period of five consecutive days in each 360-day period. The unsecured line of credit is fully available to be drawn and bears interest at the RTFC base rate for a standard line of credit plus 100 basis points. Under the terms of the amendment as discussed above, we have agreed to provide the RTFC with a security interest in the assets of Coastal Utilities, Inc. to secure this line of credit.

As discussed above, the terms of the RTFC loan agreement, as amended, require MRLTDF to meet and adhere to various financial and administrative covenants. MRLTDF is, among other things, limited in its ability to declare or pay dividends to its parent, MRH; limited in its ability to make intercompany loans or enter into other affiliated transactions and restricted from incurring additional indebtedness above certain amounts without the consent of the RTFC. As a result of these provisions of the amendment and loan agreement, any amounts available under the line of credit facilities discussed above may only be available to MRLTDF and its subsidiaries and not to us or our other subsidiaries to fund our obligations. MRLTDF is required to test its compliance with certain financial ratios on an annual basis. At September 30, 2003, MRLTDF was in compliance with the terms of its loan agreement, as amended, with the RTFC.

Senior Notes
------------

We currently have $200.0 million in publicly traded 13 1/4% senior notes outstanding that are due in March 2010. Interest is payable semiannually on March 1 and September 1 of each year. The senior notes are registered with the Securities and Exchange Commission and are subject to the terms and conditions of an indenture. At September 30, 2003, the senior notes had a carrying value of $197.9 million, which is net of a $2.1 million unamortized discount.

Under the terms of the indenture, we must comply with certain financial and administrative covenants. Among other things, we are restricted in our ability to incur additional indebtedness, pay dividends to our member, redeem or repurchase equity interests, make various investments or other restricted payments, create certain liens or use assets as security in other transactions, sell certain assets or utilize certain asset sale proceeds, merge or consolidate with or into other companies or enter into transactions with affiliates. At September 30, 2003, we were in compliance with the terms of our senior notes indenture.

Other Long-Term Debt
--------------------

Our other indebtedness includes a $2.3 million note payable to the former shareholders of Coastal Utilities, Inc. for the purchase of a building used in our operations. The note, which is secured by the building and bears interest at 8.0%, is being repaid in monthly installments of $17,500 with a balloon payment of approximately $2.2 million due in April 2006. In addition, we also have a miscellaneous note payable of $0.4 million that bears interest at 8.0% and is due on demand.


Capital Requirements

We require significant capital to fund our working capital needs, including our debt service requirements and capital expenditures. In the near term, we expect that our primary uses of cash will include:

   * scheduled principal and interest payments on our long-term debt;
   * the maintenance and growth of our telephone plant and network infrastructure;
   * the maintenance, upgrade and integration of operating support systems and other automated back office systems;
   * sales and marketing expenses;
   * corporate overhead; and
   * personnel and related expenses.

As discussed above, our amendment with the RTFC has significantly lowered our scheduled principal payments to the RTFC through 2010, thereby reducing the capital required to service our financing and increasing our liquidity.

We currently estimate that cash required to fund capital expenditures in 2003 will be approximately $12.0 million to $13.0 million. For the nine months ended September 30, 2003, our capital expenditures were approximately $6.3 million. Our use of cash for capital expenditures in 2003 has been significantly less than we incurred in prior years. This is a result of several factors. First, we invested a significant amount in capital expenditures during 2000 and 2001 to build-out and enhance our telephone plant and network facilities in our markets. Absent major changes in the technology that we employ or the introduction of new product lines, we believe that we have facilities in place capable of providing a high level of service to our customers without significant alterations or enhancements. We anticipate that a large portion of our capital expenditures in 2003 will be directed toward maintaining our existing facilities. Second, we have experienced slower growth in recent quarters for the LTD than experienced in previous years including voice access line losses. In addition, the ICD has not entered into any new markets and its existing operations have not demonstrated any growth as part of its business plan to generate sustainable cash flow. Therefore, there is minimal demand currently to expand our telephone plant or network facilities. During 2003, the demand for use of capital in the expansion of our telephone plant and network facilities will be assessed, in part, using factors such as the increase in demand for access lines and communications services and the introduction of new technologies that will provide an appropriate return on capital invested. We are currently in the preliminary stages of assessing the potential benefits of adding video services to the suite of products we offer to our customers. Since we are early in the planning process, at this time we are not certain what types of video services we may offer, if any, or what types of technology we may use to deliver these services to our customers. Depending on the outcome of this process, we may see an increase in our capital expenditures in future periods to support the delivery of this service to our customers.

As part of the consideration paid in the CCI acquisition in March 2000, we issued to the former shareholders of Coastal Utilities 300 shares of Series A non-voting common stock and 300 shares of Series B non-voting common stock of CCI in the face amount of $10.0 million and $5.0 million, respectively. The Series A and Series B stock had put and call features that were defined pursuant to the terms of a shareholders agreement and were exercisable by the holders and CCI. In 2002, MRTC, our parent, completed an agreement with these former shareholders that, among other things, modified certain provisions of the shareholders agreement. Under the terms of the agreement, the former shareholders exchanged certain of their equity interests in CCI for equity in MRTC and a note payable from MRTC. In addition, CCI redeemed 30 shares of Series A stock in CCI retained by the former shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. CCI redeemed an additional 30 shares of Series A stock in June 2003 for approximately $1.0 million. Under the terms of CCI's amended shareholders agreement, the former shareholders have the right to require CCI to redeem their remaining 120 shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. We expect that the next redemption of 30 shares of $1.0 million will take place in July 2004.

Under the terms of MRTC's Operating Agreement, at any time on or after January 16, 2006, certain members may require MRTC to purchase all of their member units at an amount equal to the fair market value of the units. We may potentially fund this obligation of our parent company, but we do not have a contractual obligation to do so.

Based on our business plan, we currently project that available borrowings under our credit facilities, cash and investments on hand and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for the next 12 months. However, our actual cash needs may differ from our estimates, and those differences could be material. Our future capital requirements will depend on many factors, including, among others:

   * the extent to which we consummate any significant additional acquisitions;
   * our success in maintaining a net positive cash flow in our ICD operations;
   * the demand for our services in our existing markets;
   * our ability to acquire, maintain, develop, upgrade and integrate the necessary operating support systems and other back office systems; and
   * regulatory, technological and competitive developments.

We may be unable to access the cash flow of our subsidiaries since certain of our subsidiaries are parties to borrowing agreements that restrict the payment of dividends and limit the availability of intercompany loans and investments, and those subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, future agreements that our subsidiaries may enter into governing the terms of indebtedness may restrict our subsidiaries' ability to pay dividends or advance cash in any other manner to us.

To the extent that our business plans or projections change or prove to be inaccurate, we may require additional financing or require financing sooner than we currently anticipate. Sources of additional financing may include commercial bank borrowings, other strategic debt financing, sales of non-strategic assets, vendor financing or the private or public sales of equity and debt securities. We cannot assure you that we will generate sufficient cash flow from operations in the future, that anticipated revenue growth will be realized or that future borrowings or equity contributions will be available in amounts sufficient to provide adequate working capital, service our indebtedness or make anticipated capital expenditures. Failure to obtain adequate financing, if necessary, could require us to significantly reduce our operations or level of capital expenditures which could have a material adverse effect on our projected financial condition and results of operations.

Recent Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards 145, Rescission of FASB Statements Nos. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement No. 4. Extraordinary treatment will be required for certain extinguishments as provided in APB 30. SFAS 145 also amends Statement No. 13 to require certain modifications to capital leases be treated as a sale-leaseback and modified the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145, effective for all fiscal years beginning after May 15, 2002, was adopted by the Company on January 1, 2003. The adoption of SFAS 145 did not have a material impact on our results of operations, financial position or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146, which nullified EITF Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"), requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Our adoption of SFAS 146, effective January 1, 2003, did not have a material impact on our results of operations, financial position or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). The Interpretation requires recognition of liabilities at their fair value for newly issued guarantees and certain other disclosures. We adopted FIN 45 in 2003 and it did not have a material impact on our results of operations, financial position, or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), the primary objective of which is to provide guidance on the identification of entities for which control is achieved through means other than voting rights, defined as variable interest entities ("VIEs") and to determine when and which business enterprise should consolidate the VIE as the "primary beneficiary". This new model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without additional financial support. In addition, FIN 46 requires additional disclosures. This interpretation applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. As a result of FASB Staff Position 46-6, the application of FIN 46 for interests in VIEs or potential VIEs before February 1, 2003 has been deferred until the amended effective date of December 31, 2003 in anticipation of additional guidance to be provided by the FASB. We have determined that an unconsolidated company we hold an investment in that is accounted for under the equity method is a VIE under FIN 46 but we are not the primary beneficiary of the VIE. We provide services to the VIE for which we have recorded revenues of $0.3 million and we have recognized expenses of $0.1 million for services provided by the VIE to us in the nine months ended September 30, 2003. Our maximum exposure to loss as a result of our involvement with the VIE is the $0.3 million carrying value of our investment at September 30, 2003. We do not expect the adoption of FIN 46 to have a material impact on our results of operations, financial position, or cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards 150, Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity ("SFAS 150"). SFAS 150 requires certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity to be classified as liabilities. Many of these instruments previously were classified as equity or temporary equity and as such, SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments. SFAS 150 was effective for public companies for all financial instruments created or modified after May 31, 2003, and to other instruments at the beginning of the first interim period beginning after June 15, 2003. We adopted SFAS 150 during the third quarter of 2003. Upon adoption, we reclassified the redeemable minority interest on our balance sheet from a mezzanine level, between liabilities and equity, to current and long-term liabilities. Beyond the reclassification of the redeemable minority interest, the adoption of SFAS 150 did not have a material impact on our results of operations, financial position or cash flows.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Although we invest our short-term excess cash balances, the nature and quality of these investments are restricted under our internal investment policies. These investments are limited primarily to U.S. Treasury agency securities, certain time deposits and high quality repurchase agreements and commercial paper. We do not invest in any derivative or commodity type instruments. Accordingly, we are subject to minimal market risk on our investments.

As discussed above, MRLTDF executed an amendment with the RTFC in July 2003. Under the terms of the amendment, our long-term secured debt facilities with the RTFC will amortize through November 2016. As of September 30, 2003, we had fixed rate secured debt with the RTFC of $414.9 million at a blended rate of 7.77%. The fixed rates on the facilities expire from October 2004 to August 2006 at which time they will convert to variable rates. In addition, we have two miscellaneous notes that total $2.7 million at September 30, 2003 with each bearing fixed rate interest at 8.0%. Our senior notes have a stated fixed rate of 13.25%. In addition to our fixed rate facilities, we have $11.7 million in term loans and $21.0 million outstanding under a secured line of credit with the RTFC that bear variable interest rates approximating a blended average rate of 5.4%. A one percent change in the underlying interest rates for the variable rate debt would have an impact of approximately $0.3 million per year on interest expense. Therefore, we are subject to minimal interest rate risk on our long-term debt while our fixed rates are in place.


ITEM 4 - CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of the Chairman and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of the end of the period covered by this report. Based on such evaluation, the Chairman and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.


(b) Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                   Part II

Item 1.  Legal Proceedings

Our subsidiary, Gulf Coast Services, sponsors an Employee Stock Ownership Plan ("ESOP") that was the subject of an application before the Internal Revenue Service ("IRS") for a compliance statement under the Voluntary Compliance Resolution Program. The application was filed with the IRS on May 17, 2000. According to the application, Gulf Coast Services made large contributions to the ESOP and to its 401(k) plan during 1997 and 1998, which caused the two plans to allocate amounts to certain employees in excess of the limits set forth in Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"). The administrative committees for both plans sought to comply with the requirements of Code Section 415 by reducing employees' allocations under the ESOP before any reductions of allocations under the 401(k) plan. Although this approach was consistent with Treasury Regulations under Code Section 415, it may not have been consistent with the terms of the plan documents. The application requested a compliance statement to the effect that any failure to comply with the terms of the plans would not adversely affect the plans' tax-qualified status, conditioned upon the implementation of the specific corrections set forth in the compliance statement.

We estimated that the cost to the ESOP of the corrective allocation described above was approximately $3.3 million. In the application, Gulf Coast Services requested that the assets held in the Section 415 Suspense Account and in the ESOP Loan Suspense Account be used by the ESOP for the correction. The 415 Suspense Account had an approximate value of $1.6 million, and the ESOP Loan Suspense Account had a value in excess of the $1.7 million needed for the full correction. However, based on discussions with the IRS and upon the recommendation of our advisors, during the second quarter of 2001, we withdrew our proposal to use the assets in the ESOP Loan Suspense Account as a source of funds to satisfy the obligation. Shortly thereafter, the IRS issued our Section 415 Compliance Statement and provided us with 150 days to institute the corrective actions. The correction period was then subsequently extended for thirty days to December 17, 2001. During the course of making the corrections as required by the compliance statement, additional administrative errors in the operation of the ESOP were found that affected years beginning January 1, 1995 through December 31, 1999. The newly discovered operational failures were interrelated with and directly affected the failures subject to the original compliance statement, and, therefore, the corrections under the original compliance statement could not be accurately completed.

In response to these newly discovered operational failures, we underwent an extensive review of the ESOP administration for the plan years 1995 through 1999. As part of this process, on June 7, 2002, we submitted a new application for a compliance statement under the Walk-In-Closing Agreement Program with the IRS. The new application restates our proposed corrections to be made for the operational failures disclosed in the first application as well as addresses our proposed corrections for the additional failures found in the administration of the ESOP. In October 2003, we received a preliminary Compliance Statement from the IRS documenting their conclusions related to our second VCO application. With our advisors, we are currently reviewing the preliminary Compliance Statement in relation to our proposed corrections. We are uncertain as to the timing of when the final Compliance Statement will be issued, but upon final issuance, we will have 150 days to make the final corrections.

In May 2002, the escrow committee authorized the transfer of $1.7 million from the escrow account, established in connection with our acquisition of Gulf Coast Services, to the ESOP as required by the initial application. If future amounts are required to be contributed to the ESOP to comply with the Code, we will pursue other options currently available to us to obtain reimbursement of those funds, which may include seeking additional reimbursement from the escrow account. However, there is no assurance that we will be able to obtain any reimbursement from another source, and, therefore, we may be required to contribute to the Plan the funds needed to make up any shortfall. We do not believe that any future amounts required to be contributed to the ESOP as part of this corrective action will have a material adverse effect on our financial condition, results of operations or cash flows.

Item 6.  Exhibits and Reports on Form 8-K

    (a)  Exhibits

   Exhibit
   Number                          Description
   -------        -----------------------------------------------------------

     3.1 Certificate of Formation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-36804) filed with the Securities and Exchange Commission on May 11, 2000 (the "May Form S-4"))

     3.2 Limited Liability Company Agreement of the Registrant (incorporated by reference to Exhibit 3.2 to the May Form S-4)

    10.30 Amendment to Loan Agreement, dated July 30, 2003, amending the Loan Agreement dated as of December 29, 2000 by and between MRLTDF and the RTFC (incorporated by reference to Exhibit 99.1 of the Form 8-K filed on July 31, 2003)

    31.1 Certification of Chief Executive Officer of Madison River Capital, LLC pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

    31.2 Certification of Chief Financial Officer of Madison River Capital, LLC pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

    32.1 Certification of Chief Executive Officer of Madison River Capital, LLC pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    32.2 Certification of Chief Financial Officer of Madison River Capital, LLC pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     (b)  Reports on Form 8-K

          On July 31, 2003, we filed a Current Report on Form 8-K dated July 31, 2003 announcing our second quarter and six month operating and financial results for the period ended June 30, 2003. In addition, we announced the completion of the amendment to our loan agreement with the Rural Telephone Finance Cooperative. Our press release, dated July 31, 2003, and the amendment were attached as exhibits to the Form 8-K.

          On September 23, 2003, we filed a Current Report on Form 8-K dated September 23, 2003 announcing a presentation made on September 23, 2003 by Paul H. Sunu, our Chief Financial Officer, at the Jefferies & Company, Inc. High Yield Communications and Media Conference in New York, New York on that date. A copy of the presentation was attached as an exhibit to the Form 8-K.


                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                MADISON RIVER CAPITAL, LLC

Date:  November 13, 2003        /s/  PAUL H. SUNU
                                --------------------------------------------
                                Name:  Paul H. Sunu
                                Title: Managing Director, Chief Financial
                                         Officer and Secretary

                                EXHIBIT INDEX

   Exhibit
   Number                          Description
   -------        -----------------------------------------------------------

     3.1 Certificate of Formation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-36804) filed with the Securities and Exchange Commission on May 11, 2000 (the "May Form S-4"))

     3.2 Limited Liability Company Agreement of the Registrant (incorporated by reference to Exhibit 3.2 to the May Form S-4)

    10.30 Amendment to Loan Agreement, dated July 30, 2003, amending the Loan Agreement dated as of December 29, 2000 by and between MRLTDF and the RTFC (incorporated by reference to Exhibit 99.1 of the Form 8-K filed on July 31, 2003)

    31.1 Certification of Chief Executive Officer of Madison River Capital, LLC pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

    31.2 Certification of Chief Financial Officer of Madison River Capital, LLC pursuant to Rule 13a-14(a)/Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended

    32.1 Certification of Chief Executive Officer of Madison River Capital, LLC pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

    32.2 Certification of Chief Financial Officer of Madison River Capital, LLC pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PROSPECTUS

                      [MADISON RIVER COMMUNICATIONS LOGO]

                          Madison River Capital, LLC

                          Madison River Finance Corp.

                                  ---------

                                  $200,000,000
                     13 1/4% Series B Senior Notes Due 2010

Interest                          Ranking
--------                          -------
The notes bear interest           The notes are unsecured, senior obligations
at a fixed annual rate of         of Madison River and rank junior to
13 1/4%. Interest will be         all of our secured debt.
paid on each March 1 and
September 1.                      Optional Redemption
                                  -------------------
Maturity                          At any time on or after March 1, 2005, we
--------                          may redeem some or all of the notes at the
The notes will mature on          prices specified herein.
March 1, 2010.

Mandatory Offer to Repurchase
-----------------------------
If we undergo a specific
kind of change of
control, we must offer to
repurchase the notes at
the prices specified herein.

                                  ---------


   Investing in the notes involves a high degree of risk. See "Risk Factors" beginning on page 6 for a discussion of certain factors that you should consider in connection with an investment in the notes.


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

   This prospectus has been prepared for and will be used by Goldman, Sachs & Co. and its affiliates in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. and its affiliates may act as principal or agent in these transactions. Madison River will not receive any of the proceeds of such sales of the notes but will bear the expenses of registration.

                              Goldman, Sachs & Co.

                                  ---------

                                April 30, 2003

                     WHERE YOU CAN FIND MORE INFORMATION


We are subject to the informational requirements of the Securities Exchange Act of 1934. As a result, we are required to file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements and other information that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. The indenture governing the notes requires us to file reports and other information required to be filed under the Exchange Act with the SEC and provide such information to you, upon request, regardless of whether we are subject to the reporting requirements of the Exchange Act.

We have filed a registration statement on Form S-4 to register the notes with the SEC. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may obtain this information at no cost by writing or telephoning us at the following address and telephone number:

                Madison River Capital, LLC
                103 South Fifth Street
                Mebane, North Carolina 27302
                Attention:   John R. Whitener
                             Vice President and Treasurer
                Phone: (919) 563-1500

In addition, the registration statement and the exhibits to the registration statement are available on our website at www.madisonriver.net. Information on our website is not incorporated by reference into this prospectus and you should not consider this information as part of this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily summaries of all provisions of those documents. If we have filed any other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter.

                                   SUMMARY

The following summary is intended to highlight certain information contained elsewhere in this prospectus. This summary is not intended to be a complete statement of all material facts related to the notes and is qualified in its entirety by the more detailed information and historical financial information, including the notes relating to that information, appearing elsewhere in this prospectus. Madison River Finance Corp., a wholly owned subsidiary of Madison River Capital, LLC, has only nominal assets, does not conduct any operations and was formed solely to act as co-issuer of the notes. For convenience, throughout this prospectus, the words "Madison River," "we," "us," "our" or similar words refer to Madison River Capital, LLC, Madison River Finance Corp. and all of their subsidiaries except where the context otherwise requires. "Madison River Capital" refers solely to Madison River Capital, LLC, and "Madison River Finance" refers to Madison River Finance Corp.

About Madison River

We are an established rural local exchange company providing communications services and solutions to business and residential customers in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States. Our integrated service offerings include local and long distance voice, high speed data, Internet access and fiber transport. At December 31, 2002, we had approximately 223,700 voice access and digital subscriber line, or DSL, connections in service.

We are organized into two operating divisions, the Local Telecommunications Division, which we refer to as the LTD and the Integrated Communications Division, which we refer to as the ICD. The LTD is responsible for the integration, operation and development of our established markets that consist of four incumbent local exchange carriers, or ILECs, acquired since January 1998. Our ILECs are located in Mebane, North Carolina; Galesburg, Illinois; Foley, Alabama and Hinesville, Georgia. In these acquisitions, we acquired strong businesses with positive, stable cash flows, government and regulatory authorizations and certifications in place, operational support systems, experienced management and personnel and facilities. Our predecessors in these rural ILECs established, and we have continued to foster, a solid reputation for delivering high quality services and being highly responsive to our customers in these markets for over 50 years.
During 2002, the LTD provided approximately 91.7%, or $168.9 million, of our total revenues. As of December 31, 2002, the LTD served approximately 190,250 voice access lines and 16,420 DSL connections. The LTD customer base is comprised of approximately 130,880 residential access lines and 59,380 business access lines, 91,230 long distance accounts and 27,760 dial-up Internet access subscribers.

The ICD is responsible for developing and managing our edge-out strategy as a competitive local exchange carrier, or CLEC, as well as maintaining and marketing a fiber transport and Internet egress business. The ICD was developed using an edge-out strategy whereby markets were established in territories that were in close proximity to our rural ILECs. By developing markets in close proximity to our more stable ILEC operations, or "edging out" from those operations, the ICD is able to leverage off of the resources that our ILECs have to offer. In the third quarter of 2002, we completed the development of the ICD as a true edge-out CLEC by placing the responsibility for managing and operating the ICD's markets with the managers of our respective rural ILECs which allowed for additional reductions in operating expenses. The ICD reported an EBITDA loss of $5.4 million in 2002 compared to an EBITDA loss of $26.5 million in 2001. A reconciliation of EBITDA to operating (loss) income is on page 5 of this prospectus. Operating income in 2002 was $28.9 million in 2002 compared to $13,000 in 2001.

The ICD focuses on selling integrated telecommunications services built on high speed broadband service offerings utilizing advanced bandwidth enhancing technologies such as asynchronous transfer mode, or ATM, DSL and fiber optic networks. The ICD targets customers that are medium and large businesses that utilize eight voice lines or more and high-speed data services in its markets that include North Carolina, Illinois, Louisiana and Mississippi.
The ICD operates approximately 2,300 route miles of fiber, that includes a long-haul route of approximately 2,100 route miles that extends from Atlanta, Georgia to Houston and Dallas, Texas. In 2002, the ICD had revenues of approximately $15.3 million, or 8.3% of our total revenues. As of December 31, 2002, the ICD served approximately 16,340 voice access lines and approximately 710 high speed data connections.

Our equity holders are affiliates of Madison Dearborn Partners, Goldman, Sachs & Co., Providence Equity Partners, former shareholders of a telephone company we acquired and certain members of our management.

Our principal executive offices are located at 103 South Fifth Street, Mebane, North Carolina 27302, and our telephone number at that address is
(919) 563-1500.

                            Summary of the Notes

The form and terms of the notes are governed by an indenture, and the indenture is governed by New York law.

 Issuers........................   Madison River Capital, LLC and Madison River
                                   Finance Corp.

 Total Amount of Notes Offered..   $200.0 million in principal amount of 13 1/4%
                                   Senior Notes due 2010.

 Maturity.......................   March 1, 2010.

 Interest.......................   Annual rate--13 1/4%.

                                   Payment frequency-every six months on
                                   March 1 and September 1.

 Ranking........................   The notes:

                                   *  are unsecured senior obligations of Madison
                                      River Capital and Madison River Finance;

                                   *  rank senior to any future subordinated
                                      indebtedness which expressly provides that it
                                      will be subordinated to the notes;

                                   *  rank equal in right of payment with all of our
                                      existing and future unsubordinated, unsecured
                                      debts;

                                   *  rank junior to all our secured debt, to the
                                      extent of the value of the assets securing the
                                      debt; and

                                   *  also rank behind all existing and future
                                      third-party indebtedness (including any credit
                                      facilities) and other liabilities of the
                                      subsidiaries of Madison River Capital and
                                      Madison River Finance.

                                   As of December 31, 2002:

                                   *  Madison River Capital and Madison River
                                      Finance had no other indebtedness; and

                                   * the notes were effectively subordinated to liabilities and obligations of the subsidiaries of Madison River Capital and Madison River Finance of $574.8 million.

 Optional Redemption............   On or after March 1, 2005, we may redeem some or
                                   all of the notes at any time at the redemption
                                   prices listed in the "Description of the
                                   Notes" section under the heading "Optional
                                   Redemption."

 Mandatory Offer to Repurchase..   If we sell assets under certain
                                   circumstances, or upon certain change of control
                                   events, we must offer to repurchase the notes at
                                   the prices listed in the "Description of the
                                   Notes" section under the heading "Repurchase at
                                   the Option of Holders."

 Basic Covenants of Indenture...   The indenture, among other things,
                                   restricts our ability and the ability of our
                                   subsidiaries to:

                                   *  incur additional indebtedness;

                                   * pay dividends on, redeem or repurchase our member interests;

                                   *  make various investments;

                                   *  create certain liens or use assets as security
                                      in other transactions;

                                   * sell certain assets or utilize certain asset sale proceeds;

                                   *  merge or consolidate with or into other
                                      companies;

                                   *  dispose of all or substantially all of our
                                      assets and the assets of our subsidiaries; and

                                   *  enter into transactions with affiliates.

                                   These covenants are subject to a number of important limitations and exceptions. For more details, see "Description of the Notes" section under the heading "Certain Covenants."

 Public Market for the Notes....   Goldman Sachs currently makes a market in
                                   the notes. However, you should be aware that
                                   Goldman Sachs is not obligated to do so and may
                                   discontinue its market-making activities at any
                                   time without notice. As a result, the liquidity
                                   of a market for the notes may not be available
                                   if you try to sell your notes. In addition, we
                                   cannot guarantee when, or even if, another
                                   market for the notes will develop. We do not
                                   intend to apply for a listing of the notes on
                                   any securities exchange or on any automated
                                   dealer quotation systems.


                                 Risk Factors

You should carefully consider the information set forth under the caption "Risk Factors" beginning on page 6 and all the other information in this prospectus before deciding whether to invest in the notes.

                     Summary Financial and Operating Data

The following table presents summary historical financial and operating data about us.

                                                                   Year Ended December 31,
                                                            -------------------------------------
                                                               2000 (a)     2001          2002
                                                            ----------   ----------     ---------
                                                               (in thousands, except for ratios
                                                                   and other operating data)
Statement of Operations Data:
  Revenues................................................   $ 167,101     $ 184,263     $ 184,201
  Operating expenses:
    Cost of services......................................      61,559        68,512        56,298
    Depreciation and amortization.........................      50,093        58,471        50,649
    Selling, general and administrative expenses..........      55,457        54,488        45,673
    Restructuring charge..................................        -            2,779         2,694
                                                              --------      --------      --------
  Total operating expenses................................     167,109       184,250       155,314
                                                              --------      --------      --------
  Operating (loss) income.................................          (8)           13        28,887
  Interest expense........................................     (61,267)      (64,624)      (63,960)
  Other income (expenses):
    Realized losses on marketable equity securities.......      (3,071)       (9,452)       (4,090)
    Impairment charges on investments in
      unconsolidated subsidiaries.........................        -           (8,940)       (2,098)
    Other income, net.....................................       7,970         3,579         3,702
                                                              --------      --------      --------
  Loss before income taxes and minority interest expense..     (56,376)      (79,424)      (37,559)
  Income tax (expense) benefit............................      (2,460)        5,570        (1,584)
                                                              --------      --------      --------
  Loss before minority interest expense...................     (58,836)      (73,854)      (39,143)
  Minority interest expense...............................        (750)       (1,075)         (275)
                                                              --------      --------      --------
  Net loss................................................   $ (59,586)    $ (74,929)    $ (39,418)
                                                              ========      ========      ========
Balance Sheet Data (at period end):
  Cash and cash equivalents...............................   $  63,410     $  21,606     $  19,954
  Telephone plant and equipment, net......................     400,319       396,794       359,365
  Total assets............................................     992,017       896,578       843,471
  Long-term debt, including current portions..............     678,114       680,018       661,568
  Total member's capital (b)..............................     129,101        59,393        57,490
Other Financial Data:
  Capital expenditures....................................   $  89,644     $  39,936     $  12,344
  Net cash provided by (used in) operating activities.....      23,964       (19,770)       32,122
  EBITDA (c)..............................................      50,085        58,484        79,536
  Ratio of earnings to fixed charges (d)..................        -             -             -
Other Operating Data:
  Access lines............................................     205,547       211,540       206,597
  DSL connections.........................................       4,536        11,831        17,128
  Employees...............................................       1,073           783           664

Note:
(a) Represents the historical consolidated financial information of Madison River Capital, which includes the results of operations and financial position of Madison River Capital and its subsidiaries, including Coastal Communications (acquired on March 30, 2000).
(b) Includes member's interest, accumulated deficit and accumulated other comprehensive income (loss).
(c) EBITDA consists of operating income (loss) before depreciation and amortization. EBITDA is presented because we believe it is frequently used by investors and other interested parties in the evaluation of a company's ability to meet its future debt service, capital expenditures and working capital requirements. However, other companies in our industry may present EBITDA differently than we do. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or an alternative to net earnings as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles. EBITDA is not calculated in the same manner as in the indenture with respect to the notes. See the Consolidated Statements of Cash Flows included in our financial statements.

The following table reflects the computation of EBITDA for the periods indicated:

                                                                   Year Ended December 31,
                                                            --------------------------------------
                                                               2000 (a)      2001          2002
                                                            ----------    ----------    ----------
       Operating (loss) income............................   $     (8)     $     13      $  28,887
       Depreciation and amortization......................     50,093        58,471         50,649
                                                              -------       -------        -------
       EBITDA.............................................   $ 50,085      $ 58,484      $  79,536
                                                              =======       =======        =======

(d) The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 2000, 2001 and 2002, our earnings were insufficient to cover fixed charges by $56,376, $79,424 and $37,559, respectively.

                                 RISK FACTORS
                                 ------------

You should carefully consider each of the following factors and all of the other information set forth in this prospectus before deciding whether to invest in the notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.


                    Risk Factors Relating to Madison River


Our significant amount of indebtedness could limit our operational flexibility or otherwise affect our financial health.

We have a significant amount of indebtedness. As of December 31, 2002, we had:

    * Total indebtedness of $661.6 million;
    * Member's capital of $57.5 million; and
    * Debt to equity ratio of 11.5 to 1.

For the year ended December 31, 2002, earnings would have been insufficient to cover our fixed charges by $37.6 million.

The indenture governing the notes limits our ability to undertake certain transactions. The covenants in the indenture restrict our ability to:

    * incur additional indebtedness;
    * pay dividends on, redeem or repurchase our member interests or equity of our subsidiaries;
    * make various investments;
    * sell certain assets or utilize certain asset sale proceeds;
    * create certain liens or use assets as security in other transactions;
    * enter into certain transactions with affiliates; and
    * merge or consolidate with or into other companies, or dispose of all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to a number of important exceptions. See "Description of the Notes - Certain Covenants." In addition, our credit facilities with the Rural Telephone Finance Cooperative, or RTFC, contain (and credit facilities that we may enter into in the future may contain) other and more restrictive covenants, including covenants limiting our ability to incur debt and make capital expenditures and limiting our subsidiaries' ability to make distributions or pay dividends to us. These covenants also require us to meet or maintain specified financial ratios and tests. Our ability to meet these financial ratios could be affected by events beyond our control, and no assurance can be given that we will be able to comply with these provisions. A breach of any of these covenants could result in an event of default under these credit facilities and/or the indenture.

Our substantial indebtedness and the related covenants that restrict what actions we may take could have important consequences for us. For example, they could:

    * make it more difficult for us to satisfy our obligations with respect to the notes;
    * limit our flexibility to adjust to changing market conditions, reduce our ability to withstand competitive pressures and increase our vulnerability to general adverse economic and industry conditions;
    * limit our ability to borrow additional amounts for working capital, capital expenditures, future business opportunities and other general corporate requirements or hinder us from obtaining such financing on terms favorable to us or at all;
    * require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, future business opportunities and other general corporate purposes;
    * limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
    * restrict our ability to access additional capital;
    * place us at a competitive disadvantage compared to our competitors that have less indebtedness; and
    * make us vulnerable to increases in prevailing interest rates.

We may incur substantial additional indebtedness in the future. This could further exacerbate the risks described above. The terms of our current indebtedness do not fully prohibit us from incurring additional indebtedness. Our credit facilities currently permit additional borrowing of up to $20.0 million, and all of those borrowings would be effectively senior to the notes.

We may need to raise more capital to fund our obligations.

We may need to raise more capital in the future to:

    * provide adequate working capital to fund our working capital deficit, continuing operations and capital expenditures;
    * provide resources to service or refinance our existing indebtedness, including the notes or any other obligations we may have; and
    * provide liquidity to fund any unexpected expenses or obligations.

Based on our business plan and anticipated future capital requirements, we believe that the available borrowings under our credit facilities, cash and investments on hand and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs for the next 12 months. However, there is no guarantee that we will not need additional capital sooner than planned. While possible sources of additional capital include commercial bank borrowings, sales of nonstrategic assets, vendor financing or the sale or issuance of equity and debt securities to one or more strategic investors, our ability to arrange additional capital and the terms and cost of that financing will depend upon many factors, some of which are beyond our control. We may be unable to raise additional capital, and such failure to do so could have a material adverse effect on our business and our ability to service the notes.

We may not be able to increase our business and revenues.

Consumers may not purchase our services. Our success depends on our ability to expand our current customer base, penetrate our edge-out markets and otherwise implement our business plan. Expansion of our customer base depends on growth in our established markets and acceptance of our communications services and technology and the willingness of prospective customers to switch to our services from their current carriers in our edge-out markets, which may be limited by the fact that some of our competitors have long-standing relationships with customers and resources that are far greater than ours.

There is no assurance that our established markets will grow as they have in the past. Our established ILEC markets have seen steady growth in recent years. Currently, however, we have seen the number of voice access lines we serve in certain of our established markets decline due to a number of factors. Competition, recession and other negative economic factors are decreasing the number of customers using our service in our established markets. In addition, at Coastal Utilities in Hinesville, Georgia, the deployment of troops from Fort Stewart and its effect on the local economy have impacted our business in that market. We may not see positive growth in the number of voice access lines in our established markets for an unforeseen period of time or at all.

We face significant and growing competition in the markets where we operate. Our ILEC subsidiaries face increasing competition from intermodal providers, such as wireless telephone companies, cable TV companies and the Internet as well as competition from CLECs. We have facility-based interconnection agreements, primarily at Gallatin River, with competitors providing DSL services and could potentially enter into more interconnection agreements in the future, some of which may allow competitors to provide voice services to our customers. With wireless telephone companies offering significant minutes of use, including long distance calls, for a flat fee, customers may believe it is more cost effective to substitute their wireless telephones for wireline telephones and to use their wireless telephones to make long distance calls, and we may experience a decrease in our local, long distance and network access service revenues. In addition, we face or expect to face competition for high speed access to the Internet from cable TV companies in each of our ILEC markets. In addition, cable TV companies are developing the ability to provide voice services over their connections which could create additional competition for our voice services.

Prices may decline. The prices that we can charge our customers for network services, including wholesale fiber capacity, data transport and voice telecommunications services, could decline due to the following factors, among others:

    * installation by us and our competitors, some of which are expanding capacity on their existing networks or developing new networks, of fiber and related equipment that provides substantially more transmission capacity than needed;
    * recent technological advances that permit substantial increases in, or better usage of, the capacity of transmission media;
    * reduced differentiation in product quality and service resulting in increased price competition;
    * strategic alliances or similar transactions that decrease industry participants' costs; and
    * changes in the regulatory environment that encourage competition and require us to charge less for our services.

Our ability to compete effectively will also depend upon our continued ability to maintain price competitiveness. We are highly dependent on the cost of elements leased from ILECs in our edge-out markets, and those costs may increase.

We are dependent on market acceptance of DSL-based and ATM-based services. We expect that an increasing amount of our revenues will come from providing DSL-based and ATM-based services. The market for business, telecommuter and residential high-speed Internet access is in the early stages of development. Because we offer and expect to expand our offering of services to a new and evolving market and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which this market will grow. Various providers of high-speed digital communications services are testing products from various suppliers for various applications, and it is unclear if DSL will offer the same or more attractive price-performance characteristics. The markets for our services could fail to develop, grow more slowly than anticipated or become saturated with competitors.

We need to increase the volume of traffic on our network. We must increase the volume of voice, data and Internet transmission on our network at the prices we anticipate in order to realize the anticipated cash flow, operating efficiencies and cost benefits of our network. If we do not develop long-term commitments with new customers, or maintain our relationships with current customers, we will be unable to increase traffic on our network which could adversely affect our business.

Operation of our ICD operations may negatively impact our cash flow and financial results.

We have made significant changes to our business plan for our ICD that will allow, we believe, for a sustainable business capable of generating adequate cash to fund its operations and growth. In 2002, the ICD's operating results reflected a significant decrease in the utilization of cash. We continue to focus on developing the business and we expect to achieve sustainable positive cash flow in the near future. There is no assurance that our revised business plan can be implemented successfully or that the results will achieve a viable, sustainable business capable of funding its own operations. We cannot be certain that the revenues generated from our customer base and reductions in expenses will be adequate to maintain positive cash flow in 2003 or in future years in each of our markets or in our edge-out markets as a whole. Growth and profitability in our edge-out operations may also require interconnection and resale terms and pricing which depend on federal and state regulatory decisions and court interpretations of legislation, all of which are outside of our control and subject to change in ways that are difficult to predict.

We have risks relating to our network.

Rapidly changing communications technology and other factors may require us to expand or adapt our network in the future. We expect that new products and technologies will emerge as the telecommunications industry is subject to rapid and significant changes in technology. We cannot predict the effect of these technological changes on our business. Further, new technologies and products may not be compatible with our existing technologies and systems. In addition, our existing technologies and systems may not be competitive with new technologies and products. These changes could require us to incur significant expenditures. New products and technologies may reduce the prices for our services or be superior to, and render obsolete, the products and technologies we use. If we do not replace or upgrade our technology and equipment that becomes obsolete, we will not be able to compete effectively because we will not be able to meet customer expectations. We cannot be certain that technological changes in the communications industry will not have a material adverse effect on our business and our ability to achieve sufficient cash flow to provide adequate working capital and to service our indebtedness, including the notes. We may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all.

In addition to technological advances, other factors could require us to further expand or adapt our network, including an increasing number of customers, demand for greater data transmission capacity, failure of our technology and equipment to support operating results anticipated in our business plan and changes in our customers' service requirements. Expanding or adapting our network could require substantial additional financial, operational and managerial resources, any of which may not be available to us.

Furthermore, due to the limited development of our DSL-based services, the ability of our network to connect and manage a substantial number of end users at high digital transmission speeds is still unknown. While peak digital data transmission speeds across our network between a central office and the end user can exceed 1.1 megabits per second, the actual data transmission speed over our network could be significantly slower due to:

    * the type of DSL technology deployed;
    * the distance from end user to a central office;
    * the condition and configuration of the telecommunications line utilized;
    * the existence of and number of data transmission impediments on telephone company copper lines;
    * the gauge of copper lines; and
    * the presence and severity of interfering transmissions on nearby lines.

For example, we are not certain whether we can successfully deploy higher DSL speeds through digital loop carrier systems which, because they connect copper lines to a fiber link, currently limit DSL service to as slow a speed as 128 kilobits per second.

Because we rely on ILECs to overcome technical limitations associated with loop carrier systems, we cannot be certain that we will be able to successfully deploy ATM-based service to all areas in our edge-out markets. As a result, our network may not be able to achieve and maintain the planned high digital transmission speed. Our failure to achieve or maintain high-speed digital transmissions would have a material adverse effect on our business.

Network disruptions could adversely affect our operating results. The success of our operations will require that our network provide competitive reliability, capacity and security. Some of the risks to our network and infrastructure include:

    * physical damage;
    * power loss from, among other things, adverse weather conditions;
    * capacity limitations;
    * software and hardware defects;
    * breaches of security, including sabotage, tampering, computer viruses and break-ins; and
    * other disruptions that are beyond our control.

Disruptions or system failures may cause interruptions in service or reduced capacity for customers. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, and this would reduce our revenues. Service disruptions could also damage our reputation with customers causing us to lose existing customers or have difficulty attracting new ones. Many of our customers' communications needs are extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using our network.

We need to obtain and maintain the necessary rights-of-way for our network. As of December 31, 2002, we have acquired all material, necessary nonexclusive right-of-way agreements covering our ILEC and CLEC operations in existence. However, we may need to obtain supplemental rights-of-way and other permits from railroads, utilities, state highway authorities, local governments and transit authorities to install conduit and related telecom equipment for any expansion of our network in our edge-out markets. We may not be successful in obtaining and maintaining these right-of-way agreements or obtaining these agreements on acceptable terms whether in new markets or in our existing markets. Some of these agreements may be short-term or revocable at will, and we cannot be certain that we will continue to have access to existing rights-of-way after they have expired or terminated. Although we believe that alternative supplemental rights-of-way will be available, if any of these agreements were terminated or could not be renewed, we may be forced to remove our fiber optic cable from under the streets or abandon our networks.

Our utility right-of-way agreements are subject to certain conditions and limitations on access and use and are subject to termination upon customary default provisions. In some cases, these agreements require our fiber network to be moved or removed in the event that the utility needs its right-of-way for public utility purposes or no longer owns its right-of-way. We may not be able to maintain all of our existing rights and permits or obtain and maintain the additional rights and permits needed to implement our business plan. In addition, our failure to maintain the necessary rights-of-way, franchises, easements, licenses and permits may result in an event of default under certain of our credit facilities.

Our ability to protect our proprietary technology is limited, and infringement claims against us could impact our ability to conduct our business. We currently rely on a combination of copyright, trademark and trade secret laws and contractual confidentiality provisions to protect the proprietary information that we have developed. Our ability to protect our proprietary technology is limited, and we cannot be certain that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Also, we cannot be certain that the intellectual property that local telephone companies or others claim to hold and that may be necessary for us to provide our services will be available on commercially reasonable terms. If we were found to be infringing upon the intellectual property rights of others, we might be required to enter into royalty or licensing agreements, which may be costly or not available on commercially reasonable terms. A successful claim of infringement against us or our inability to license the infringed or similar technology on terms acceptable to us could adversely affect our business.

Expanding our services entails a number of risks.

Currently, we operate our business and provide our services primarily as a rural ILEC. Our business plan is to expand our business by adding new customers in both our ILEC and, to a limited degree, our CLEC edge-out operations. In addition, we are providing new services to our existing customers. If we expand our telecommunications businesses, we will face certain additional risks, including increased legal and regulatory risks. The telecommunications businesses in which we operate are highly competitive. We may be at a disadvantage to competitors that are stronger financially than we are or have more or better access to capital than we do. The success of our entry into new telecommunications businesses will be dependent upon, among other things, our ability to:

    * integrate new equipment and software into our networks;
    * maintain or upgrade our existing software and networks;
    * design and/or obtain fiber optic network routes;
    * obtain regulatory approvals;
    * develop strategic alliances or relationships;
    * hire and train qualified personnel; and
    * enhance our billing, back-office and information systems.

We may not be successful in expanding our services or entering new markets. In addition, demand and market acceptance for any new products and services we introduce, whether in existing or new markets, are subject to a high level of uncertainty. Our inability to expand our services or to enter new markets effectively could have a material adverse effect on our business and results of operations, including our ability to service the notes.

We depend on key personnel.

Our business is dependent upon a small number of key executive officers. We have entered into employment, confidentiality and noncompetition agreements with Messrs. J. Stephen Vanderwoude, James D. Ogg, Paul H. Sunu, Kenneth Amburn, Michael T. Skrivan and Bruce J. Becker providing for employment of each executive for specified periods of time, ranging up to three years, subject to termination by either party (with or without cause) on 30 days' prior written notice, and an agreement not to compete with us for a maximum period of up to 15 months, following termination for cause or voluntary termination of employment. We have not entered into employment agreements with any other key executives.

We cannot guarantee that we will be able to attract or retain other skilled management personnel in the future. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on our business and results of operations, including our ability to service the notes.

We face risks associated with our strategy of growth through acquisitions.

Our current business plan contemplates growth from future acquisitions. Any future acquisitions will depend on our ability to identify suitable acquisition candidates, to negotiate acceptable terms for their acquisition and to finance those acquisitions. We will also face competition for suitable acquisition candidates that may increase our costs and limit the number of suitable acquisition candidates available. In addition, future acquisitions by us could result in the incurrence of indebtedness or contingent liabilities, which could have a material adverse effect on our business, and our ability to achieve sufficient cash flow, provide adequate working capital and service our indebtedness. Any future acquisitions could also expose us to increased risks, including, among others:

    * the difficulty of integrating the acquired operations and personnel;
    * the potential disruption of our ongoing business and diversion of resources and management time;
    * the inability to generate revenues from acquired businesses sufficient to offset acquisition costs;
    * the inability of management to maintain uniform standards, controls, procedures and policies;
    * the risks of entering markets in which we have little or no direct prior experience;
    * the difficulty of adapting incompatible operational support systems, network and other systems;
    * the impairment of relationships with employees, unions or customers as a result of changes in management; and
    * the impairment of supplier relationships.

As a result, we cannot guarantee that we will be able to consummate any acquisitions in the future or that any acquisitions, if completed, would be successfully integrated into our existing operations.

To date, we have grown in large part through the acquisition of local telephone companies and other operating assets. Our future operations depend largely upon our ability to manage our business successfully. If we are successful in making additional acquisitions, our management team will have to manage a more complex organization and a larger number of operations than we have previously operated. There can be no assurance that we will be successful in integrating the various acquisitions. In addition, we may discover information in the course of the integration of these acquisitions that may have an adverse effect on our business and results of operations, including our ability to service the notes.

We may not be successful in efficiently managing the growth of our business. Our business plan will, if successfully implemented, result in growth of our operations, which may place a significant strain on our management, financial and other resources. To achieve and sustain growth we must, among other things, monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management, technical, provisioning, information, billing, customer service and accounting systems. We cannot guarantee that we will successfully obtain, integrate and use the employee, management, operational and financial resources necessary to manage a developing and expanding business in an evolving, regulated and increasingly competitive industry.

We may not be able to achieve desired operating efficiencies from our information and billing systems. Sophisticated information and billing systems are vital to our growth and ability to monitor and control costs, bill customers, process customer orders, provision customer service and achieve operating efficiencies. We currently rely on internal systems and third party vendors to provide certain of our information and processing systems. Some of our billing, customer service and management information systems have been developed by third parties for us and may not perform as anticipated. Our plans for developing and implementing our information and billing systems rely primarily on the delivery of products and services by third party vendors. We may not be able to develop new business, identify revenues and expenses, service customers, collect revenues or develop and maintain an adequate work force if any of the following occurs:

    * vendors fail to deliver proposed products and services in a timely and effective manner or at acceptable costs;
    * we fail to identify adequately our information and processing needs;
    * our related processing or information systems fail;
    * we fail to maintain or upgrade systems when necessary; and
    * we fail to integrate our systems with those of our major customers.

In addition, our right to use these systems is dependent upon license agreements with third party vendors. Some of these agreements may be cancelable by the vendor, and the cancellation or nonrenewable nature of these agreements could impair our ability to process orders or bill our customers. Since we rely on third party vendors to provide some of these services, any switch in vendors could potentially be costly and affect operating efficiencies.


           Risk Factors Relating to the Telecommunications Industry

We face significant competition in our established and edge-out markets.

We operate primarily as a rural ILEC in an industry that is highly competitive. However, due to the rural, low-density characteristics of our existing operating areas, the high cost of entry into these markets and the lack of concentration of medium and large business users, we believe that compared to most other local exchange carriers, we have historically faced less competition in our existing markets. As characteristics of our markets change, the likelihood of local competitors entering our markets may increase.

Significant and potentially larger competitors could enter our markets at almost any time. We may face competition from future market entrants, including CLECs, wireless telecommunications providers, cable television companies, electric utilities, microwave carriers, Internet service providers and private networks built by large end users and municipalities. Increased competition could lead to price reductions, fewer large-volume sales, reduced operating margins and loss of market share.

In each of the edge-out markets where we provide competitive local services, the services we offer compete principally with the services offered by the ILEC serving that area. These local telephone companies have long-standing relationships with their customers and have the potential to subsidize competitive services from monopoly service revenues. The FCC's interconnection decisions and the Telecom Act provide local telephone companies with increased pricing flexibility for their services and other regulatory relief, which could adversely effect our competitive local operations. The local telephone companies with which we compete may be allowed by regulators to lower rates for their services, engage in substantial volume and term discount pricing practices for their customers or seek to charge us substantial fees for interconnection to their networks.

Many potential competitors of the ICD have, and some potential competitors are likely to enjoy, substantial competitive advantages, including the following:

    * greater name recognition;
    * greater financial, technical, marketing and other resources;
    * longstanding or established national contracts;
    * more extensive knowledge of the telecommunications business and industry; and
    * well established relationships with a larger installed base of current and potential customers.

ILECs can also adversely affect the pace at which we add new customers to our ICD business by prolonging the process of providing unbundled network elements, collocations, intercompany trunks and operations support system interfaces, which allow the electronic transfer between ILECs and CLECs of needed information about customer accounts, service orders and repairs. Although the Telecom Act requires ILECs to provide the unbundled network elements, interconnections and operations support system interfaces needed to allow the CLECs and other new entrants to the local exchange market to obtain service comparable to that provided by the ILECs to their own customers in terms of installation time, repair response time, billing and other administrative functions, in many cases the ILECs have not complied with the mandates of the Telecom Act to the satisfaction of many competitors. In addition, the interconnection regulations may be affected by the outcome of pending court decisions and FCC rulemaking.

Our relationships with other companies in the telecommunications industry are material to our operations and their financial difficulties may affect our business.

We generate a significant portion of our local service revenues from originating and terminating phone calls for interexchange carriers. We originate and terminate long distance phone calls for other interexchange carriers over our networks and for that service we receive revenues from the interexchange carriers, some of which are our largest customers in terms of revenues. Many of these interexchange carriers have declared bankruptcy during the past year or are experiencing substantial financial difficulties. During the past year, two major interexchange carriers with which we conduct business, MCI WorldCom and Global Crossing, declared bankruptcy. These bankruptcies have negatively impacted our financial results and cash flows. Further bankruptcies or disruptions in the businesses for these interexchange carriers could have an adverse effect on our financial results and cash flows.

We depend on many telecommunications vendors and suppliers to conduct our business. We use many vendors and suppliers that derive significant amounts of business from customers in the telecommunications business. For example, we have a resale agreement with Global Crossing to provide our long distance transmission services. Associated with the difficulties facing many companies in the telecommunications industry, some of these third party vendors and suppliers have experienced substantial financial difficulties in recent months, in some cases leading to bankruptcies and liquidations. Any disruptions that these third party companies experience as a result of their financial difficulties that impact the delivery of products or services that we purchase from them could have an adverse affect on our business.

We face particular risks relating to our long distance business.

As part of our offering of bundled telecommunications services to our customers, we offer long distance services. The long distance business is extremely competitive and prices have declined substantially in recent years. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. We rely on other carriers to provide transmission and termination services for all of our long distance traffic. Our primary underlying carrier currently is Global Crossing, which is operating under Chapter 11 bankruptcy protection. We must enter into resale agreements with long distance carriers to provide us with transmission services. These agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling patterns and traffic levels of our future customers. In the event we fail to meet our minimum volume commitments, we may be obligated to pay underutilization charges and in the event we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means. The incurrence of any underutilization charges, rate increases or termination charges could have an adverse effect on our business.

We may not be able to compete effectively with the Regional Bell Operating Companies in the provision of long distance services.

RBOCs have received authorization to provide certain types of long distance telephone service in thirty-seven states and the District of Columbia. This list of states in which RBOC in-region authority has been granted and in which we operate includes North Carolina, Georgia, Alabama, Mississippi and Louisiana. The only state in which the FCC has not authorized RBOC in-region long distance services and in which we operate is Illinois. RBOCs have succeeded in capturing substantial market shares in long distance services in several states where they are authorized to provide such services, including New York and Texas. By obtaining such authorizations, a major incentive that the RBOCs have to cooperate with companies like our ICD operations to foster competition within their service areas has been removed. When RBOCs offer both long distance and local exchange services, they reduce a competitive advantage which companies like our ICD operations currently are able to offer in those regions.

We are subject to extensive government regulation.

We are subject to varying degrees of federal, state and local regulation. Changes in these regulations could materially increase our compliance costs or prevent us from implementing our business plan. Regulation of the telecommunications industry is changing rapidly, which affects our opportunities, competition and other aspects of our business. The regulatory environment varies substantially from state to state. In the states in which we provide service, we are generally required to obtain and maintain certificates of authority from regulatory bodies and file tariffs where we offer intrastate services.

While our ICD and long distance businesses are subject to government regulation, our ILEC subsidiaries, in particular, are highly regulated at both the federal and state levels. In general, our ILEC subsidiaries operate under regulations limiting their rates of return on interstate and intrastate services. For interstate services, the FCC periodically reviews the reasonableness of the allowed rate-of-return these businesses may charge and may reduce such allowed rate-of-return. In addition, the FCC has reformed the rules that govern how our ILECs charge long distance companies for completion of interstate calls, reducing the interstate costs recovered from interstate access charges.

The Telecom Act requires ILECs to enter into agreements to interconnect with, sell unbundled network elements to, and sell services for resale to, CLECs. Our ability to compete in the local exchange market as a CLEC may be adversely affected by the ILEC's pricing of such offerings and related terms, such as the availability of operation support systems and local number portability, and would be adversely affected if such requirements of the Telecom Act were repealed. Furthermore, the FCC's recent order reducing the ILEC's obligations to provide us with access to their network elements may increase the costs of providing service to our ICD customers, require us to make extensive investments in new network equipment to serve ICD customers, or delay or otherwise limit or affect our ability to expand our ICD operations. Depending on the implementation of the Telecom Act, our rural ILEC subsidiaries may be forced to interconnect with, and sell such services and elements to, competitors at prices that do not fully recover our costs of providing such services.

With the passage of the Telecom Act, the regulation of our services has been subject to numerous administrative proceedings at the federal and state level, litigation in federal and state courts, and legislation in federal and state legislatures. We cannot predict the outcome of the various proceedings, litigation and legislation or whether and to what extent they may adversely affect our business or operations.

Many other aspects of our services and operations are subject to federal and state regulation, including the introduction and pricing of new services, contributions to and receipts from universal service funds, compliance with demands from law enforcement and national security agencies, privacy of customers' information and our use of radio frequencies. We currently receive revenues as a result of state and federal universal service fund contributions and make payments to such funds. If these programs are modified or discontinued, our financial results and cash flows may be adversely affected.


                      Risk Factors Related to the Notes


Our ability to service our indebtedness will depend on our ability to generate cash, our financial and operating performance, the implementation of our business plan and our ability to access cash from our subsidiaries.

Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future, our success in our financial and operating performance, our ability to successfully implement our business plan and our ability to access the cash flow of our subsidiaries. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot be certain that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot guarantee that we will be able to refinance any of our indebtedness, including our credit facilities and the notes, on commercially reasonable terms or at all. In addition, we may be forced to reduce or delay planned improvement initiatives and capital expenditures, sell assets or obtain additional equity capital.

We may be unable to access the cash flow of our subsidiaries. A number of our subsidiaries are parties to credit or other borrowing agreements that restrict the payment of dividends, and such subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, future agreements governing the terms of our subsidiaries' indebtedness may restrict our subsidiaries' ability to pay dividends to us. See footnote 6 to the consolidated financial statements of Madison River Capital, LLC and the Liquidity and Capital Resources section of our Management's Discussion and Analysis of Results of Operations and Financial Condition included in this prospectus. As a result, we may be unable to receive cash through dividends, distributions or other payments from our subsidiaries sufficient to pay principal of and interest on the notes when due.

Madison River Capital is a holding company, and the notes are structurally subordinate to the indebtedness of the issuers' subsidiaries.

Madison River Capital is a holding company with no direct operations, and its principal assets consist of the equity interests of its operating subsidiaries. We are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal of and interest on the notes. Our subsidiaries, however, are legally distinct from us, and our subsidiaries will have no obligation, contingent or otherwise, to pay amounts due pursuant to the notes or to make funds available to us for such payment. Because our subsidiaries do not guarantee the notes, any right of the issuers to receive assets of any subsidiary upon the subsidiary's liquidation or reorganization (and consequent right of the holders of the notes to participate in the distribution or realize proceeds from those assets) will be effectively subordinated to the claims of the creditors of any such subsidiary in liquidation or reorganization. The ability of our subsidiaries to make payments to us will be subject to, among other things, the availability of funds, the terms of those subsidiaries' indebtedness (which limits their ability to pay dividends or make distributions) and applicable state laws. Claims of our subsidiaries' creditors, including trade creditors, will generally have priority as to the assets of the subsidiaries over the claims of the holders of Madison River Capital's indebtedness, including the notes. Accordingly, the notes will be effectively subordinated to the liabilities (including the credit facilities, trade payables and other indebtedness) of our subsidiaries.

The holders of a majority of the notes have the right to waive defaults under and to modify the indenture.

Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the notes then outstanding have the right to:

    * waive certain existing defaults or events of default;
    * waive compliance with certain provisions of the indenture or the notes;
    * modify or supplement the indenture; and
    * direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture.

These provisions of the indenture could allow actions affecting the notes to be taken without the approval of all of the holders of the notes and thus may have an adverse effect on the holders of the notes who do not approve of such actions.

We may not be able to obtain financing necessary to complete a change of control offer under the indenture.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all notes then outstanding. For example, under the terms of Madison River Telephone Company's Operating Agreement, at any time on or after January 2, 2006, certain members may require Madison River Telephone Company to purchase all of their redeemable member units at an amount equal to the fair market value of such units. Such an event could result in a "Change of Control" under the indenture. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facilities will not allow such repurchases. In particular, a change of control may cause an acceleration of the indebtedness outstanding under our credit facilities, in which case the indebtedness would be required to be repaid in full before redemption or repurchase of the notes. Certain important corporate events, however, such as a leveraged recapitalization, which would increase the level of our indebtedness, would not constitute a "Change of Control" under our credit facilities. See "Description of the Notes-Repurchase at the Option of Holders."

You may find it difficult to sell your notes.

Although it is not obligated to do so, Goldman Sachs makes a market in the notes. Any such market-making activity may be discontinued at any time, for any reason, without notice at the sole discretion of Goldman Sachs. No assurance can be given as to the liquidity of or the trading market for the notes, or the ability of the holders of the notes to sell their notes or the price at which such holders may be able to sell their notes. The notes could trade at prices that may be higher or lower than their initial offering price depending on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. Historically, the market for securities similar to the notes, including non-investment grade debt, has been subject to disruptions that have caused substantial volatility in the prices of such securities. We cannot assure you that the market for the notes, if one exists, will not be subject to similar disruptions.

Goldman Sachs may be deemed to be an affiliate of ours and, as such, may be required to deliver a prospectus in connection with its market-making activities in the notes. Pursuant to a registration rights agreement, we agreed to file and maintain a registration statement that would allow Goldman Sachs to engage in market-making transactions in the notes. Subject to certain exceptions, the registration statement will remain effective for as long as Goldman Sachs may be required to deliver a prospectus in connection with market-making transactions in the notes. We have agreed to bear all the costs and expenses related to such registration statement.

                          FORWARD-LOOKING STATEMENTS

The statements, other than statements of historical fact, included in this prospectus are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "seek" or "believe." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause such or contribute to such differences include, but are not limited to, the following:

    * competition in the telecommunications industry;
    * the passage of legislation or regulations or court decisions adversely affecting the telecommunications industry;
    * our ability to repay our outstanding indebtedness;
    * our ability to raise additional capital on acceptable terms and on a timely basis; and
    * the advent of new technology.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed under "Risk Factors" and elsewhere in this prospectus. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the statements in those sections.


                           MARKET AND INDUSTRY DATA
                           ------------------------

Market data used throughout this prospectus was obtained from our internal surveys and industry surveys and publications. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of the information. We have not independently verified the market data. Similarly, our internal surveys, while believed to be reliable, have not been verified by any independent sources.


                               USE OF PROCEEDS
                               ---------------

This prospectus is delivered in connection with the sale of the notes by Goldman Sachs in market-making transactions. We will not receive any of the proceeds from such transactions.

                                CAPITALIZATION
                                --------------

The following table sets forth our consolidated capitalization as of December 31, 2002:

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Other Indebtedness" and our consolidated financial statements, including the related notes thereto, and other financial data appearing elsewhere in this prospectus.


                                                 December 31, 2002
                                                 -----------------
                                                   (in thousands)

    Cash and cash equivalents                       $   19,954
                                                     =========

    Borrowings under credit facilities              $  461,131
    Senior notes                                       197,718  (a)
    Other long-term indebtedness                         2,719
                                                     ---------
    Total long-term debt (b)                           661,568
    Redeemable minority interest                         5,000
    Member's capital:
      Member's interest                                251,284
      Accumulated deficit                             (193,639)
      Accumulated other comprehensive income              (155)
                                                     ---------
        Total member's capital                          57,490
                                                     ---------
          Total capitalization                      $  724,058
                                                     =========
_________

(a) Net of unamortized discount of $2,282.
(b) Excludes any potential borrowings under undrawn credit facilities totaling $20.0 million.

                    SELECTED FINANCIAL AND OPERATING DATA
                    -------------------------------------

The following table contains our selected financial and operating data as of and for each of the five years in the period ended December 31, 2002. We are a wholly-owned subsidiary of Madison River Telephone Company, LLC having been organized on August 26, 1999 as a limited liability company under the provisions of the Delaware Limited Liability Company Act. Prior to our organization as a limited liability company, the operations of our operating subsidiaries were consolidated at the Madison River Telephone Company level. Concurrent with our organization, the operations of our operating subsidiaries were consolidated as part of our operations. Therefore, information presented for 1998 in this schedule represents the consolidated financial operations for Madison River Telephone Company. The information presented for 1999, 2000, 2001 and 2002 in this schedule represents our consolidated financial operations. The selected financial data presented in this table was derived from audited consolidated financial statements. The following information should be read in conjunction with, and is qualified in its entirety by reference to, ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and our consolidated financial statements and the notes thereto and the other financial and operating data included elsewhere in this prospectus.

                           MADISON RIVER CAPITAL, LLC
                      Selected Financial and Operating Data
                             (Dollars in thousands)

                                                               Year Ended December 31,
                                    ----------------------------------------------------------------
                                   1998 (a)      1999 (b)      2000 (c)        2001          2002
                                   --------      --------      --------      --------      --------
Statement of Operations Data:
Statement of Operations Data:
  Revenues                         $  16,864      $  81,517     $ 167,101     $ 184,263     $ 184,201
  Operating expenses:
    Cost of services and
      selling, general
      and administrative
      expenses                        12,157         54,517       117,016       125,779       104,665
    Depreciation and
      amortization                     4,177         21,508        50,093        58,471        50,649
                                   ------------------------------------------------------------------
  Total operating expenses            16,334         76,025       167,109       184,250       155,314
                                   ------------------------------------------------------------------
  Operating income (loss)                530          5,492            (8)           13        28,887
  Interest expense                    (3,893)       (22,443)      (61,267)      (64,624)      (63,960)
  Other income (expenses):
    Realized losses on marketable
      equity securities                 -              -           (3,071)       (9,452)       (4,090)
    Impairment charges on
      investments in
      unconsolidated subsidiaries       -              -             -           (8,940)       (2,098)
    Other income                         481          3,386         7,970         3,579         3,702
                                   ------------------------------------------------------------------
  Loss before income taxes and
    minority interest expense         (2,882)       (13,565)      (56,376)      (79,424)      (37,559)
  Income tax (provision) benefit         (52)        (1,625)       (2,460)        5,570        (1,584)
  Minority interest expense             -              -             (750)       (1,075)         (275)
                                   ------------------------------------------------------------------
  Loss before extraordinary item      (2,934)       (15,190)      (59,586)      (74,929)      (39,418)
  Extraordinary item                    (173)          -             -             -             -
                                   ------------------------------------------------------------------
  Net loss                        $   (3,107)     $ (15,190)    $ (59,586)    $ (74,929)    $ (39,418)
                                   ==================================================================

Balance Sheet Data (at period end):
  Cash and cash equivalents         $  6,354      $  83,729     $  63,410     $  21,606     $  19,954
  Telephone plant and
    equipment, net                    89,486        293,322       400,319       396,794       359,365
  Total assets                       285,763        785,290       992,017       896,578       843,471
  Long-term debt, including
    current portion                  219,876        535,611       678,114       680,018       661,568
  Total member's capital              54,070        165,994       129,101        59,393        57,490

Other Financial Data:
  Capital expenditures             $   6,056      $  37,756     $  89,644     $  39,936     $  12,344
  Net cash provided by (used
    in) operating activities           3,582         12,938        23,964       (19,770)       32,122
  EBITDA (d)                           4,707         27,000        50,085        58,484        79,536
  Ratio of earnings to fixed
    charges (e)                         -              -             -             -             -

Computation of EBITDA:
  Operating income (loss)           $    530      $   5,492      $     (8)     $     13     $  28,887
  Depreciation and amortization        4,177         21,508        50,093        58,471        50,649
                                     ----------------------------------------------------------------
  EBITDA                            $  4,707      $  27,000      $ 50,085      $ 58,484     $  79,536
                                     ================================================================

(a) Represents the historical consolidated financial information of Madison River Telephone Company that includes the results of operations of Madison River Telephone Company and its subsidiaries, including Mebcom (acquired on January 16, 1998) and Gallatin River (acquired on November 1, 1998).
(b) Represents the historical consolidated financial information of Madison River Capital, which includes the results of operations of Madison River Capital and its subsidiaries, including Gulf Coast Services (acquired on September 29, 1999).
(c) Represents the historical consolidated financial information of Madison River Capital, which includes the results of operations of Madison River Capital and its subsidiaries, including Coastal Communications (acquired on March 30, 2000).
(d) EBITDA consists of operating income (loss) before depreciation and amortization. EBITDA is presented because we believe it is frequently used by investors and other interested parties in the evaluation of a company's ability to meet its future debt service, capital expenditures and working capital requirements. However, other companies in our industry may present EBITDA differently than we do. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities or as a measure of liquidity or as an alternative to net earnings as an indicator of our operating performance or any other measure of performance derived in accordance with generally accepted accounting principles. See the Consolidated Statements of Cash Flows included in our financial statements. A reconciliation of EBITDA to operating income (loss) is on page 19 of this prospectus.
(e) The ratio of earnings to fixed charges is computed by dividing income before income taxes and fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, earnings of Madison River were insufficient to cover fixed charges by $2,882, $13,565, $56,376, $79,424 and $37,559, respectively.

              Management's Discussion and Analysis of Financial
                     Condition and Results of Operations
              -------------------------------------------------

The following discussion should be read in conjunction with the "Selected Financial and Operating Data," Madison River Capital's consolidated financial statements, including the notes related thereto, and other financial data appearing elsewhere in this prospectus. Certain statements set forth below constitute "forward-looking statements" that involve risks and uncertainties. During our existence, we have completed multiple acquisitions of telecommunications companies and assets. As a result, we believe that period-to-period comparisons of our financial results to date are not necessarily meaningful and should not be relied upon as an indication of future performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this prospectus.

Included in our discussion and analysis of our operating results are comparisons of EBITDA. EBITDA consists of operating income (loss) before depreciation and amortization and is presented because we believe it is frequently used by investors and other interested parties in the evaluation of a company's ability to meet its future debt service, capital expenditure and working capital requirements. However, other companies in our industry may present EBITDA differently than we do. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to net earnings as an indicator of our operating performance or any other measures of performance derived in accordance with generally accepted accounting principles.


Overview

We are an established rural local exchange company providing communications services and solutions to business and residential customers in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States. Our integrated service offerings include local and long distance voice, high-speed data, Internet access and fiber transport. At December 31, 2002, we had approximately 223,700 voice and high speed data connections in service.

We are organized into two operating divisions, the LTD and the ICD. The LTD is responsible for the integration, operation and development of our established markets that consist of four ILECs acquired since January 1998. The ILECs are located in North Carolina, Illinois, Alabama and Georgia. The ICD operates as a CLEC using an edge-out strategy whereby markets were established in territories that were in close proximity to our rural ILECs. The ICD currently provides services to medium and large customers in three edge-out markets: the Triangle (Raleigh, Durham and Chapel Hill) and the Triad (Greensboro and Winston-Salem) in North Carolina; Peoria and Bloomington in Illinois; and the New Orleans, Louisiana region. During the third quarter of 2002, we completed the process by realigning the ICD as a true edge-out operation from our ILECs, combining the management and operating responsibility for the ICD's operating regions under the control of the respective ILECs. We are currently certified in ten states as a CLEC (North Carolina, South Carolina, Georgia, Florida, Alabama, Mississippi, Louisiana, Texas, Tennessee and Illinois) and in 11 states as a long distance provider (North Carolina, South Carolina, Georgia, Florida, Alabama, Mississippi, Louisiana, Texas, Tennessee, Kentucky and Illinois).

In addition to its CLEC operations, the ICD has a transport business that provides transport and Internet egress services to other carriers and large businesses along its approximately 2,300 route miles of fiber optic network. The majority of this network comprises a long-haul network in the southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the four Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston, Texas. The Company has designated Atlanta and Dallas as its Internet egress points. The ICD's transport business is currently providing services in Atlanta, Georgia; New Orleans, Louisiana; and Houston and Dallas, Texas. Because we have found the fiber transport business to be extremely competitive and price driven, we do not anticipate actively expanding this line of business at this time. Consequently, the main value being derived from this fiber optic network is used to support our dial-up, high speed data and DSL Internet services provided in both the LTD and the ICD, which use our network to connect to the Internet.

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

Our current business plan is focused on improving cash flows for the enterprise. Since our inception, our principal activities have been the acquisition, integration, operation and improvement of ILECs in rural markets. In acquiring our four ILECs, we purchased businesses with positive cash flow, government and regulatory authorizations and certifications, operating support systems, management and key personnel and facilities. The LTD is continuing the development of these established markets with successful marketing of vertical services and DSL products and is controlling expenses through the use of business process management tools and other methods. In the ICD, our strategy is to focus on developing a profitable customer base and to generate sustainable positive cash flow from the division. In order to achieve positive cash flow, we intentionally slowed the rate of growth in this division to allow us to capitalize on the revenues generated by currently installed lines and reduced our expenses and capital expenditures.

Factors Affecting Future Operations

The following is a discussion of the primary factors that we believe will affect our operations over the next few years.

Revenues

To date, our revenues have been derived principally from the sale of voice and data communications services to business and residential customers in our established ILEC markets. For the year ended December 31, 2002, approximately 91.7% of our operating revenues came from the LTD and 8.3% from the ICD. For the year ended December 31, 2001, approximately 92.9% of our operating revenues came from the LTD and 7.1% from the ICD. We intend to focus on continuing to generate increasing revenues in our LTD and ICD operations from voice services (local and long distance), Internet access and enhanced data and other services. The sale of communications services to customers in our ILEC markets will continue to provide the predominant share of our revenues for the foreseeable future. We do not anticipate significant growth in revenues for the ICD as we continue to focus on a business plan that provides sustainable positive cash flows in the division. Our transport business, which provides services to other carriers and major accounts, will grow revenues only if certain profit margins are obtained without making significant additional capital investments and will primarily continue to support our retail Internet service business.

We are currently experiencing a decline in the number of voice access lines in service in the LTD, primarily in the Illinois and Georgia ILECs. For the year ended December 31, 2002, the LTD finished with approximately 190,250 voice access lines in service, which is a decrease of 4,560 voice access lines from approximately 194,810 voice access lines in service at December 31, 2001. We have seen the predominant share of voice access line losses in our Illinois and Georgia operations. A persistent weakness in the local economies that Gallatin River Communications in Illinois serves has led to the decline in voice access lines in those markets. At Coastal Utilities in Georgia, the loss in voice access lines is attributable to our proximity to Fort Stewart and the impact of 3rd Infantry Division's full troop deployment overseas. Although the number of access lines directly related to Fort Stewart is not material, the effect on the local community from the deployment has affected our operations. The full extent of the impact is difficult to predict and will vary depending on, among other factors, the duration of the troop deployment. However, we estimate that had the troops been deployed for all of 2002, our EBITDA would have been lower by approximately $2.0 million, our net loss would have been greater by approximately $1.2 million and our capital expenditures would have been reduced by approximately $0.5 million.

The number of DSL subscribers we serve in the LTD continues to grow though at a slower sequential rate than we have experienced in the past. This is primarily due to our achievement of a market penetration for our DSL product in our markets that is comparable to reported national averages for high-speed Internet access (DSL and cable modem) penetration and competitive pressures. As of December 31, 2002, we had approximately 16,420 DSL connections in service, an increase of 5,280 connections from 11,140 DSL connections at December 31, 2001. Our penetration rate for installed DSL connections reached 8.7% of our LTD voice access lines at December 31, 2002.

We have also been successful in growing our revenues in the LTD from providing long distance, dial-up Internet and vertical services to our customers. At December 31, 2002, we had approximately 91,230 long distance accounts and 27,760 dial-up Internet subscribers. In addition, our penetration rates for vertical services such as voicemail, caller identification, call waiting and call forwarding continued to increase during 2002.

In the near term, we anticipate that revenues from the ICD will remain fairly comparable to current levels. At December 31, 2002, the ICD served approximately 16,340 voice access lines and 710 high speed data connections. At December 31, 2001, the ICD had approximately 16,730 voice access lines and 690 high speed data connections in service. We are focusing our efforts on only adding customers that meet certain profitability criteria and on increasing our profitability and margins for services provided to existing customers when renegotiating their contracts at expiration. For 2002, the ICD was successful in renewing approximately 86% of its expiring contracts with monthly recurring rates that have increased approximately 32%.

We will continue to offer bundled services and to competitively price our services in each of our markets. In addition, we intend to continue to offer combined service discounts designed to give customers incentives to buy bundled services pursuant to long-term contracts.

Recent bankruptcies by interexchange carriers, including MCI WorldCom and Global Crossing, have impacted our financial results including our revenues, EBITDA and cash flows. The final resolution of these bankruptcies through the legal process and/or any regulatory changes that may arise from these events may have a material impact on our business. Without additional clarification or regulatory changes that recognize the additional financial burdens placed on ILECs, we may be unable to appropriately protect ourselves against the financial impact associated with any future bankruptcies of interexchange carriers or other telecommunication providers.

Expenses

The LTD historically has reported fairly consistent operating expenses from period to period. However, as we continued to integrate our ILEC acquisitions and implement business process management tools to better manage expenses, we have seen our operating expenses in our ILEC operations decrease. In addition, in 2002, the adoption of a new accounting standard stopped the amortization of our goodwill related to our acquisitions which resulted in a significant decrease in our operating expenses. Although we will seek to maintain the expense reductions that we have achieved in the LTD and, with additional improvements, potentially gain some further cost savings, we expect these decreases in expenses will be realized at a slower sequential rate than we have recently experienced.

During the past eighteen months, the ICD has been focused on aligning its organization with its market opportunities in order to develop a business plan that will allow it to achieve sustainable positive cash flow. An important part of this strategy was the decision, in the fourth quarter of 2001, to slow the rate at which the ICD was adding new voice and high speed data connections. With slower planned growth, fewer sales personnel were needed and, as a result, fewer provisioners, sales engineers, customer care and other support personnel were required. In addition, certain fixed facility and overhead costs were reduced or eliminated. In addition, the ICD focused on the grooming of its network to reduce the costs of delivering services to its customers. The ICD reworked its network, replacing more expensive special access circuits with circuits provided for in our interconnection agreements with the incumbent local exchange carriers.

In the third quarter of 2002, we completed the transformation of the ICD as a true edge-out CLEC by placing the responsibility of managing and operating the ICD's markets with our respective ILECs which allowed for additional reductions in operating expenses and overhead. As a result of these changes in the ICD's business, we have seen a significant decrease in the ICD's expenses in 2002. Based on our current business model, we expect that the ICD's operating expenses should remain relatively consistent with current levels in the fourth quarter of 2002 and, barring any unforeseen events, that any further decreases, if any, should be minimal.

Our primary operating expenses consist of cost of services, selling, general and administrative expenses and depreciation and amortization.

Cost of services

Our cost of services includes:

  * plant specific costs and expenses, such as network and general support expense, central office switching and transmission expense, information origination/termination expense and cable and wire facilities expense;
  * plant nonspecific costs, such as testing, provisioning, network, administration, power and engineering;
  * the cost of leasing unbundled copper loop lines and high capacity digital lines from the ILECs to connect our customers and other carriers' networks to our network;
  * the cost of leasing transport from ILECs or other providers where our fiber transport capacity is not available; and
  * the cost of collocating in ILEC central offices.

We have entered into interconnection agreements with BellSouth, Verizon, Ameritech, Sprint and SBC which allow, among other things, the ICD to lease unbundled network elements from these ILECs, at contracted rates contained in the interconnection agreements. The ICD uses these network elements to connect its customers with its network. Other interconnection agreements may be required by the ICD. In addition, the ICD currently has the necessary certifications to operate in the states where it has customers.

We have a resale agreement with Global Crossing to provide long distance transmission services. This agreement contains minimum volume commitments. Although we believe that we will meet these commitments, we may not be successful in generating adequate long distance business to absorb our minimum volume commitment and will be required to pay for long distance transmission services that we are not using. This agreement terminates in the second quarter of 2003, but automatically renews for 90 day periods unless either party cancels the contract upon providing 90 days written notice. We are currently procuring services for future periods, and, at this time, the costs and related terms under which we purchase long distance telecommunications services for resale have not been determined. However, we do not expect any material, adverse changes from any changes in our new service contract.

Selling, general and administrative expenses

Selling, general and administrative expenses include:

  * selling and marketing expenses;
  * expenses associated with customer care;
  * billing and other operating support systems; and
  * corporate expenses.

We market our business services through agency relationships and professional sales people. We market our consumer services primarily through our professional customer sales and service representatives. We offer competitive compensation packages including sales commissions and incentives.

We have operating support and other back office systems that we use to enter, schedule, provision and track customer orders, test services and interface with trouble management, inventory, billing, collection and customer care service systems for the access lines in our operations. We may review and consider the benefits offered by the latest generation of systems, and, if we implement new systems, we expect that our operating support systems and customer care expenses may increase.

Depreciation and amortization expenses

We recognize depreciation expense for our telephone plant and equipment that is in service and is used in our operations, excluding land which is not depreciated. Depreciation is calculated using composite straight-line rates, which approximated 7.57% and 6.87% of average depreciable property for 2002 and 2001, respectively. As we are a regulated entity, such rates are approved by the public utility commissions in the states where we have regulated telephone plant in service.

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

Amortization expense is recognized primarily for our intangible assets considered to have finite lives on a straight-line basis. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS 142, which was effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer permitted to be amortized after December 31, 2001, but are subject to impairment tests at least annually in accordance with the tenets of SFAS
142. Other intangible assets will continue to be amortized over their estimated useful lives. We adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. In 2001 and prior years, goodwill was amortized using the straight-line method over 25 years. The application of the nonamortization provisions of SFAS 142 resulted in a decrease in amortization expense of approximately $16.5 million in 2002.

As a result of our limited operating history as a consolidated company and the number and timing of our acquisitions, there is limited operating and financial data about us upon which to base an evaluation of our performance. Although we expect to maintain positive EBITDA as an enterprise, as we expanded from our established markets, operating losses in our edge-out markets in which the ICD operates have materially decreased our EBITDA in recent quarters and may continue to lower our EBITDA over the near-term as we work to make the ICD EBITDA positive. Further, our business plan requires additional capital expenditures necessary to deliver high quality integrated communications services and solutions. We anticipate that in the next year, most of our capital expenditures will be directed at maintaining our existing networks and accommodating growth in demand for our services, primarily from providing high speed Internet access services. Although we are currently projecting an increase in revenues, our revenues may not increase or even continue at their current levels, and we may not achieve or maintain our target levels for expenses or profitability. We may not be able to generate cash from operations in future periods at the levels we currently project or at all. Our actual future operating results may differ from our current projections, and those differences may be material.

Critical Accounting Policies

Revenue Recognition

Revenues are recognized when the corresponding services are provided regardless of the period in which they are billed. Recurring local service revenues are billed in advance, and recognition is deferred until the service has been provided. Nonrecurring revenues, such as long distance toll charges and other usage based billings, are billed in arrears and are recognized when earned.

Network access service revenues are based on universal service funding and charges to interexchange carriers for switched and special access services and are recognized in the period when earned. Our rural ILEC subsidiaries participate in revenue sharing arrangements, sometimes referred to as pools, with other telephone companies for interstate revenues and for certain intrastate revenues. Such sharing arrangements are funded by national universal service funding, subscriber line charges and access charges in the interstate market. Revenues earned through the sharing arrangements are initially recorded based on our estimates. These estimates are then subject to adjustment in future accounting periods as refined operating results become available. Traffic sensitive and special access revenues for interstate services are billed under tariffs approved by the appropriate regulatory authority and retained by us.

Revenues from billing and collection services provided to interexchange carriers, advertising sold in telephone directories and the sale and maintenance of customer premise equipment are recorded as miscellaneous revenues. These revenues are recognized when the service has been provided or over the life of the contract, as appropriate.

Goodwill

Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the net assets acquired and has an indefinite life. The carrying value of goodwill is reviewed on an annual basis or if facts and circumstances suggest impairment. If our review indicates that an impairment of goodwill exists, as determined based on a comparison of the implied fair value of goodwill to its carrying value, we would reduce the carrying value by the difference.

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

Allowance for Uncollectible Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, such as a bankruptcy filing or substantial down-grading of credit scores, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we reserve a percentage of the remaining outstanding accounts receivable balance as a general allowance based on a review of specific customer balances, our trends and experience with prior receivables, the current economic environment and the length of time the receivables are past due. If circumstances change, we will review the adequacy of the allowance, and our estimates of the recoverability of amounts due us could be reduced by a material amount.


Results of Operations

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Total revenues for the year ended December 31, 2002 were $184.2 million, a decrease of $0.1 million from $184.3 million for the year ended December 31, 2001. Revenues in the LTD were $168.9 million in 2002, a decrease of $2.3 million, or 1.3%, from revenues of $171.3 million in 2001. Revenues from Internet and enhanced data services were $4.4 million higher in 2002 than in 2001 as a result of growth in the number of DSL connections. The LTD finished 2002 with approximately 16,420 DSL connections compared to approximately 11,140 DSL connections at the end of 2001, an increase of 5,280 connections. The increase in Internet and enhanced data services was offset by lower local service revenues, which decreased $3.1 million in 2002, and miscellaneous telecommunications service and equipment revenues, which decreased $3.2 million in 2002. Local service revenues were unfavorably impacted by decreases in our voice access lines in service and lower network access revenues. In addition, we sold two exchanges in Illinois in May 2001 that contributed approximately $1.2 million in revenues in 2001 prior to the date of their disposal for which no comparable revenues were reported in 2002. Miscellaneous telecommunications service and equipment revenues decreased primarily as a result of higher bad debt charges being recognized in 2002 compared to 2001. The most significant bad debt charges were recognized in connection with the bankruptcies of two interexchange carriers, MCI WorldCom and Global Crossing. Revenues generated by the ICD in 2002 grew $2.1 million over the prior year, or 16.3%, to $15.3 million, as a result of an increase in the average number of voice and high speed data connections in service during 2002. Revenues from voice services, which are comprised of local, network access and long distance service, as a percentage of total revenues, were approximately 83.5% and 84.9% for the years ended December 31, 2002 and 2001, respectively.

Total operating expenses decreased $29.0 million from $184.3 million, or 100.0% of total revenues in 2001, to $155.3 million, or 84.3% of total revenues in 2002. Cost of services, as a percentage of total revenues, decreased from 37.2% in 2001 to 30.6% in 2002, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 31.0% in 2001 to 26.3% in 2002. Depreciation and amortization expenses, as a percentage of total revenues, decreased from 31.7% in 2001 to 27.5% in 2002. The decrease is attributable to lower operating expenses in both the LTD and the ICD.

Operating expenses in the LTD in 2002 were $119.2 million, a decrease of $15.1 million, or 11.3%, from 2001 operating expenses of $134.3 million. The decrease is primarily the result of lower amortization expenses in 2002 than in 2001. Effective with the adoption of SFAS 142 in the first quarter of 2002, we were no longer permitted to amortize our goodwill. In 2001, expenses associated with the amortization of goodwill were approximately $16.5 million in the LTD for which no comparable amortization expense was recognized in 2002. In addition, the LTD's cost of services were approximately $3.1 million lower in 2002 than 2001 primarily as a result of expense reduction measures and impact on expenses from the disposal of the two exchanges in Illinois in the second quarter of 2001. These reductions in operating expenses in the LTD were offset by an increase in depreciation expense and selling, general and administrative expenses. Depreciation expense increased approximately $3.5 million as a result of a higher average balance of telephone plant and equipment in service in 2002 than in 2001. Selling, general and administrative expenses increased $0.9 million in 2002 compared to 2001 due to an increase in non-cash, long-term incentive plan expenses of $3.8 million. Excluding the impact of these long-term incentive plan expenses, selling, general and administrative expenses would have decreased $2.9 million in 2002.

For the ICD, operating expenses in 2002 were $36.1 million compared to operating expenses in 2001 of $49.9 million, a decrease of $13.8 million or 27.6%. The decrease in operating expenses reflects the ICD's strategy to achieve positive cash flow with a slower targeted growth rate and significant cost reductions as well as the realignment of its operations under the responsibility of the LTD. Cost of services decreased approximately $9.2 million, or 41.8%, primarily as a result of lower personnel costs and circuit expenses. Selling, general and administrative expenses decreased $9.7 million, or 55.3%, primarily attributed to a smaller sales, marketing and engineering support function and lower overhead expenses. Operating expenses in the ICD reflect restructuring charges of $2.6 million and $2.8 million accrued in the third quarter of 2002 and fourth quarter of 2001, respectively.

Net operating income increased approximately $28.9 million from net operating income of $13,000 to net operating income of $28.9 million, or 15.7% of total revenues in 2002. The increase is primarily attributable to non-amortization of goodwill and expense reductions realized in both the LTD and the ICD. Net operating income in the LTD increased $13.0 million, or 35.2%, to $49.8 million in 2002 from $36.8 million in 2001. For the ICD, the net operating loss improved $15.9 million, or 43.3%, to a net operating loss of $20.9 million 2002 from a net operating loss of $36.8 million in 2001.

Interest expense decreased $0.6 million to $64.0 million, or 34.7% of total revenues, in 2002 compared to $64.6 million, or 35.1% of total revenues, in 2001. The decrease in interest expense is primarily attributable to a lower average outstanding balance of long-term debt during 2002 compared to 2001, partially offset by a higher weighted average interest rate.

For 2002, we had other net expenses of approximately $2.5 million compared to other net expenses of $14.8 million in 2001, a change of $12.3 million. Included in other expense for 2002 is a $4.1 million realized loss for a decrease in the fair market value of our investment in US Unwired, Inc. common stock that was deemed to be other than temporary and an impairment charge of $2.1 million taken against the carrying value of our investment in US Carrier Telecom, LLC that is accounted for using the equity method. Included in other net expenses for 2001 are realized losses on the disposal of marketable equity securities of approximately $9.5 million and impairment losses on investments accounted for using the equity method of $8.9 million.

Our net loss improved $35.5 million from a net loss of $74.9 million, or 40.7% of total revenues, in 2001, to a net loss of $39.4 million, or 21.4% of total revenues, in 2002, as a result of the factors discussed above. The LTD reported net income of $8.5 million in 2002 compared to a net loss of $11.1 million in 2001, an improvement of $19.6 million. For 2002 and 2001, the ICD had a net loss of $47.9 million and $63.9 million, respectively, an improvement of $16.0 million. Our EBITDA increased $21.0 million from $58.5 million, or 31.7% of total revenues, in 2001, to $79.5 million, or 43.2% of total revenues, in 2002. The increase in EBITDA is primarily attributable to the expense reductions achieved in both the LTD and the ICD.


Year Ended December 31, 2001 compared to Year Ended December 31, 2000

In March 2000, we completed the Coastal Communications acquisition. As a result of this acquisition, we believe that our historical financial statements for the fiscal year ended December 31, 2001 are not directly comparable with our historical financial statements for the year ended December 31, 2000. The operating results for the year ended December 31, 2001 include twelve months of operations for Coastal Communications whereas the year ended December 31, 2000 includes approximately nine months of operations for Coastal Communications.

Total revenues for the year ended December 31, 2001 were $184.3 million, an increase of $17.2 million from $167.1 million for the year ended December 31, 2000. The increase is attributed principally to a full year of operations of Coastal Communications being included in 2001 and growth in revenues in the ICD. The operations of Coastal Communications, acquired on March 30, 2000, are included in 2001 for a full year compared to only nine months of operations for 2000. This accounted for approximately $9.7 million, or 56.4% of the increase. Revenues generated by the ICD grew $6.5 million over the prior year, or 37.5% of the increase, as a result of increases in voice and high speed data connections in service. Revenues from voice services, which are comprised of local, network access and long distance service, as a percentage of total revenues, were approximately 84.9% and 83.4% for the years ended December 31, 2001 and 2000, respectively.

Total operating expenses increased $17.1 million from $167.1 million, or 100.0% of total revenues in 2000, to $184.3 million, or 100.0% of total revenues in 2001. The increase is attributable primarily to the growth of the CLEC and fiber transport business and was offset by lower net operating expenses in the LTD. The expansion of the CLEC and fiber transport business increased operating expenses approximately $19.5 million from the prior year, which includes approximately $2.8 million, or 1.5% of total revenues, for a restructuring charge related to the closing of certain sales offices, redundant network operations centers and unneeded future switch sites. This was offset by lower operating expenses in the LTD of approximately $2.4 million in 2001 compared to 2000. For the LTD, although operating expenses increased in 2001 by approximately $7.6 million from the inclusion of a full year of operations for Coastal Communications, other operating expenses decreased $10.0 million as a result of improved processes and more efficient operations. Cost of services, as a percentage of total revenues, increased from 36.8% in 2000 to 37.2% in 2001, and selling, general and administrative expenses, as a percentage of total revenues, decreased from 33.2% in 2000 to 29.6% in 2001. Depreciation and amortization expense, as a percentage of total revenues, increased from 30.0% in 2000 to 31.7% in 2001.

Net operating income for the year ended December 31, 2001 was approximately $13.0 thousand compared to a net operating loss of $8.0 thousand in 2000. An increase in the net operating income reported by the LTD of approximately $10.5 million was offset by an increase in the net operating loss in the ICD of approximately $10.5 million.

Interest expense increased approximately $3.3 million from $61.3 million, or 36.7% of total revenues in 2000, to $64.6 million, or 35.1% of total revenues in 2001. The increase in interest expense is primarily attributable to the recognition of a full year of interest expense on the senior notes in 2001 compared to approximately ten and one-half months of interest expense in 2000 as the senior notes were issued on February 17, 2000. In addition, interest expense for the financing used for the Coastal Communications acquisition was recognized for a full year in 2001 compared to approximately nine months in 2000.

Other (expense) income, net was an expense of $14.8 million in 2001, which represented a change of $19.7 million, or 402.4%, from $4.9 million in income recognized in 2000. The change is primarily attributable to an $8.9 million impairment loss recognized on two investments in unconsolidated companies and $9.5 million in realized losses on the sale of marketable equity securities.

Net loss increased $15.3 million from $59.6 million, or 35.7% of total revenues in 2000, to $74.9 million, or 40.7% of total revenues in 2001, as a result of the factors discussed above. EBITDA increased $8.4 million from $50.1 million, or 30.0% of total revenues in 2000, to $58.5 million, or 31.7% of total revenues in 2001. The increase in EBITDA is primarily attributable to the Coastal Communications acquisition and lower operating expenses in the LTD and was partially offset by a larger EBITDA loss in the ICD.

Liquidity and Capital Resources


We are a holding company with no business operations of our own. Our only significant assets are the capital stock/member interests of our subsidiaries. Accordingly, our only sources of cash to pay our obligations are cash on hand and distributions from our subsidiaries from their net earnings and cash flow. Even if our subsidiaries determine to pay a dividend on, or make a distribution in respect of, their capital stock/member interests, we cannot guarantee that our subsidiaries will generate sufficient cash flow to pay such a dividend or distribute such funds or that they will be permitted to pay such dividend or distribution under the terms of their credit facilities.

Operating Activities. For the year ended December 31, 2002, we generated net cash from operating activities of $32.1 million. For the year ended December 31, 2001, we used net cash in our operating activities of $19.8 million. For the year ended December 31, 2000, we generated net cash from operating activities of $24.0 million. Comparing 2002 to 2001, the change in net cash flows from operating activities changed approximately $51.9 million. For 2002, our net loss before non-cash charges of depreciation, amortization, long-term incentive plan expenses, realized losses on marketable equity securities and investment impairment charges and equity losses in unconsolidated subsidiaries reflect net cash provided of $23.9 million compared to $5.6 million for the prior year, an improvement of $18.3 million. In addition, net cash used for current liabilities in 2002 was approximately $20.8 million lower in 2002 than in 2001. Also, in 2002, we received income tax refunds of approximately $6.5 million for which no comparable refunds were received in 2001. The change from 2001 to 2000 is primarily attributable to the change in accounts payable and accrued expenses. The change in accounts payable and accrued expenses generated cash of approximately $35.3 million in 2000 whereas the change in the same accounts in 2001 resulted in a use of cash of approximately $25.1 million, or a $60.4 million change year over year.

Investing Activities. For the year ended December 31, 2002, net cash used in investing activities was $10.7 million, primarily due to capital expenditures of $12.3 million. This was offset by net cash of $0.7 million from redemption of SCCs and a decrease in other assets of $0.9 million. For the year ended December 31, 2001, we used $24.0 million in cash for investing activities. Cash used for investing activities was primarily for the purchase of telephone plant and equipment in the amount of $39.9 million. This was offset by proceeds from the sale of telephone plant and equipment of $13.5 million and decreases in other assets of $2.4 million. For the year ended December 31, 2000, we used cash for investing activities in the amount of $214.6 million. Investing activities in 2000 were primarily attributable to the acquisition of Coastal Communications, net of cash acquired, for $116.6 million. In addition, purchases of telephone plant and equipment were $89.6 million.

Financing Activities. For the year ended December 31, 2002, net cash used in financing activities was $23.0 million. Repayments on long-term debt of $20.4 million and repayment of an outstanding line of credit of $10.0 million was primarily attributable to the net use of cash for financing activities. In addition, during 2002, we redeemed $2.0 million in member's interest and $1.0 million in minority interest in CUI and advanced $1.4 million to our managing directors. These uses of cash were offset by the proceeds of $4.0 million from advances on a line of credit and $7.8 million from borrowings under a term loan. For the year ended December 31, 2001, net cash provided by financing activities was $2.0 million. The primary components of this net cash were proceeds from long-term debt of $17.0 million, offset by repayments on long-term debt of $15.3 million. For the year ended December 31, 2000, net cash provided by financing activities was $170.4 million and consisted of $27.4 million in capital contributions from our member and $329.6 million in proceeds from long-term debt. The proceeds from long-term debt were made up of $197.3 million in net proceeds from the senior notes offering, $121.0 million in financing for the Coastal Communications acquisition and $11.3 million in additional borrowings used to purchase SCC's as part of the refinancing of our loan agreements with the RTFC. These amounts were offset by payments on long-term debt of $186.7 million, the most significant payment resulting from the repayment of a note in the amount of $177.8 million to the RTFC.

At December 31, 2002, we had negative working capital of $24.8 million compared to negative working capital of $25.1 million at December 31, 2001. The following table contains a summary of our material contractual cash obligations as of December 31, 2002:

                                               Payments Due by Period
                               Total       Year 1     Years 2-3    Years 4-5    Thereafter
                           ---------------------------------------------------------------
   Long-term debt          $  661,568    $  27,613    $  81,955    $  70,642    $  481,358
   Operating leases            11,181        2,191        4,092        2,820         2,078
   Redemption of minority
      Interest                  5,000        1,000        2,000        2,000          -
                            ---------     --------     --------     --------     ---------
   Material contractual
     cash obligations      $  677,749    $  30,804    $  88,047    $  75,462    $  483,436
                            =========     ========     ========     ========     =========



Long-Term Debt and Revolving Credit Facilities

We or our subsidiaries have outstanding term and revolving credit facilities with the RTFC, which were entered into in connection with the acquisitions of Mebcom, Gallatin River, Gulf Coast Services and Coastal Communications. In addition, we have outstanding $200.0 million in 131/4% senior notes that are due in March 2010, a mortgage note payable on property acquired in the Coastal Communications acquisition and a miscellaneous note payable.

RTFC Debt Facilities
--------------------

As of December 31, 2002, we had approximately $440.1 million in term loans outstanding with the RTFC. Of this amount, $422.0 million bear fixed interest rates that range between 6.5% and 8.5%, with a weighted average rate approximating 7.94%. The fixed interest rates expire at various times, beginning in April 2003 up through April 2005, depending on the terms of the note, at which time the note will convert to a variable rate. We have the ability to fix these interest rates after the date of the fixed rate expiration at the RTFC's then-prevailing interest rate for long-tem debt with similar maturities. The remaining $18.1 million in term loans have variable interest rates that range from 5.6% to 6.0% at December 31, 2002, or a weighted average interest rate of 5.8%.

As a condition of obtaining long-term financing from the RTFC, we purchased subordinated capital certificates, or SCCs that represent ownership interests in the RTFC. Depending on the loan agreement, we purchased SCCs equivalent to either 5% or 10% of the amount borrowed. The RTFC financed the purchase of the SCCs by increasing the balance advanced for a loan by an amount equal to the SCCs purchased. In December 2000, we refinanced our outstanding loan agreements with the RTFC and, at that time, agreed to increase the level of SCCs we held to a balance equivalent to 10% of the outstanding balance remaining on all of the term loans.

At December 31, 2002, we owned $46.1 million in SCCs. The SCCs are redeemed for cash on an annual basis, at par, in an amount equivalent to 10% of the term loan principal that was repaid in the prior year. In March 2003 and 2002, the RTFC redeemed approximately $2.0 million and $1.5 million, respectively, of our SCCs.

In the third quarter of 2002, we drew down the full amount available under a $7.8 million term loan with the RTFC. In accordance with the terms of the loan facility, we purchased SCCs equivalent to 10% of the amount advanced under this term loan, or approximately $778,000, using proceeds from the facility to finance the SCCs purchase. Interest on this facility is payable at the lender's base rate plus 0.35% per annum, or 5.6% at December 31, 2002.

We also receive a share of the RTFC's net margins in the form of patronage capital refunds. Patronage capital is allocated based on the percentage that our interest payments contribute to the RTFC's gross margins. Currently, 70% of the RTFC's patronage capital allocation is retired with cash after the end of the year, and 30% is received in the form of patronage capital certificates. The patronage capital certificates will be retired with cash in accordance with the RTFC's board-approved rotation cycle. For 2002, the Company received an allocation of patronage capital from the RTFC of $2,789 of which $1,952 was retired with cash and $837 paid in the form of patronage capital certificates in January 2003. In 2002, the Company received $2,570 in cash and $1,101 in patronage capital certificates for its 2001 allocation. In 2001, the Company received $2,766 in cash and $1,186 in patronage capital certificates for its 2000 allocation.

In addition to the term loans, we also have a secured line of credit and an unsecured line of credit with the RTFC. The secured line of credit is a $31.0 million facility and has no annual paydown provisions. The secured line of credit expires in March 2005 and bears interest at the RTFC base rate for a standard line of credit plus 50 basis points, or 6.25% at December 31, 2002. We had advanced $21.0 million against this line of credit at December 31, 2002, and the remaining $10.0 million is fully available to be drawn.
The unsecured line of credit is a $10.0 million facility at Coastal Utilities, Inc. that is available for general corporate purposes and expires in March 2005. Under the terms of the unsecured revolving line of credit agreement, we must repay all amounts advanced under this facility within 360 days of the first advance and bring the outstanding amount to zero for a period of five consecutive days in each 360-day period. The unsecured line of credit, which was fully advanced in the fourth quarter of 2001, was repaid in the third quarter of 2002 and is fully available to be drawn. The unsecured line of credit bears interest at the RTFC base rate for a standard line of credit plus 100 basis points.

The borrower for our loan and secured revolving line of credit agreements with the RTFC is our subsidiary, Madison River LTD Funding Corp., or MRLTDF. The loan facilities are secured by a first mortgage lien on substantially all of the property, assets and revenue of the LTD. In addition, substantially all of the outstanding equity interests of the subsidiaries that comprise the LTD are pledged in support of the debt facilities. The borrower for the unsecured line of credit is Coastal Utilities, Inc.

The terms of the RTFC loan agreement require MRLTDF to meet and adhere to various financial and administrative covenants. MRLTDF is also, among other things, restricted from declaring or paying dividends to its parent, Madison River Holdings, a wholly-owned subsidiary of Madison River Capital, limited in its ability to make intercompany loans or enter into other affiliated transactions and restricted from incurring additional indebtedness above certain amounts without the consent of the RTFC. As a result of these provisions of the loan agreement, any amounts available under the line of credit facilities discussed above may only be available to MRLTDF and its subsidiaries and not to us or our other subsidiaries to fund obligations.

MRLTDF is required to test its compliance with certain financial ratios on an annual basis. At December 31, 2002, MRLTDF was in compliance with these financial ratios.

Senior Notes
------------
We currently have $200.0 million in publicly traded 13 1/4% senior notes outstanding that are due in March 2010. Interest is payable semiannually on March 1 and September 1 of each year. The senior notes are registered with the Securities and Exchange Commission and are subject to the terms and conditions of an indenture. At December 31, 2002, the senior notes had a carrying value of $197.7 million, which is net of a $2.3 million unamortized discount.

Under the terms of the indenture, we must comply with certain financial and administrative covenants. Among other things, we are restricted in our ability to incur additional indebtedness, to pay dividends, to redeem or repurchase equity interests, to make various investments or other restricted payments, to create certain liens or use assets as security in other transactions, to sell certain assets or utilize certain asset sale proceeds, to merge or consolidate with or into other companies or to enter into transactions with affiliates. At December 31, 2002, we were in compliance with the terms of our senior notes indenture.

Other Long-Term Debt
--------------------
Our other indebtedness includes a $2.3 million note payable to the former shareholders of Coastal Utilities, Inc. for the purchase of a building used in our operations. The note, which is secured by the building and bears interest at 8.0%, is being repaid in monthly installments of $17,500 with a balloon payment of approximately $2.2 million due in April 2006. In addition, we also have a miscellaneous note payable of $0.4 million that bears interest at 8.0% and is due on demand.

Capital Requirements

We will require significant capital to fund our working capital needs, including our working capital deficit, debt service requirements, capital expenditures and cash flow deficits. In the near term, we expect that our primary uses of cash will include:

  * scheduled principal and interest payments on our long-term debt;
  * the maintenance and growth of our current network infrastructure;
  * the maintenance, upgrade, development and integration of operating support systems and other automated back office systems;
  * real estate expenses in connection with our network facilities and operations;
  * sales and marketing expenses;
  * corporate overhead; and
  * personnel development.

We currently estimate that cash required to fund capital expenditures in 2003 will be less than $14.0 million. For the year ended December 31, 2002, our capital expenditures were approximately $12.3 million. Our use of cash for capital expenditures in 2002 was significantly less than we have incurred in prior years. This is a result of several factors. First, we invested a significant amount in capital expenditures during the previous two years to build-out and enhance our network facilities in our markets. Absent major changes in the technology that we employ, we believe that we have facilities in place capable of providing a high level of service to our customers without significant alterations or enhancements. We anticipate that a large portion of our capital expenditures in 2003 will be directed toward maintaining our existing facilities. Second, we have experienced slower growth in 2002 for the LTD than experienced in previous years. In addition, our business plan for the ICD has significantly reduced its rate of growth. Therefore, there is minimal demand to expand our network facilities. After 2002, the demand for expansion of our network facilities will be assessed, in part, using factors such as the increase in demand for access lines and communications services and the introduction of new technologies that will provide an appropriate return on capital invested.

As part of the consideration paid in the Coastal Communications, Inc., or CCI, acquisition in March 2000, we issued to the former shareholders of Coastal Utilities 300 shares of Series A non-voting common stock and 300 shares of Series B non-voting common stock of CCI in the face amount of $10.0 million and $5.0 million, respectively. The Series A and Series B stock had put and call features that were defined pursuant to the terms of a shareholders agreement and were exercisable by the holders and CCI.

On April 10, 2002, MRTC, our parent, announced the completion of an agreement with the former shareholders that, among other things, modified certain provisions of the shareholders agreement. Under the terms of the agreement, the former shareholders exchanged all of their Series B stock and 40% of their Series A stock in CCI for 18.0 million Class A member units in MRTC valued at $1 per unit and three term notes issued by MRTC, in the aggregate principal amount of $20.0 million, payable over eight years and bearing interest at approximately 8.4% per annum. In addition, CCI redeemed 30 shares of Series A stock retained by the former shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Under the terms of CCI's amended shareholders agreement, the former shareholders have the right, beginning May 31, 2003 and ending September 30, 2007, to require CCI to redeem their remaining 150 shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period.

Under the terms of MRTC's Operating Agreement, at any time on or after January 16, 2006, certain members may require MRTC to purchase all of their member units at an amount equal to the fair market value of the units. We may be required to fund this obligation of our parent company.

Based on our business plan, we currently project that available borrowings under our credit facilities, cash and investments on hand and our cash flow from operations will be adequate to meet our foreseeable operational liquidity needs, including funding our negative working capital position, for the next 12 months. However, our actual cash needs may differ from our estimates, and those differences could be material. Our future capital requirements will depend on many factors, including, among others:

  * the extent to which we consummate any significant additional acquisitions;
  * our success in maintaining a net positive cash flow in our ICD operations;
  * the demand for our services in our existing markets;
  * our ability to acquire, maintain, develop, upgrade and integrate the necessary operating support systems and other back office systems; and
  * regulatory, technological and competitive developments.

We may be unable to access the cash flow of our subsidiaries since certain of our subsidiaries are parties to credit or other borrowing agreements that restrict the payment of dividends or making intercompany loans and investments, and those subsidiaries are likely to continue to be subject to such restrictions and prohibitions for the foreseeable future. In addition, future agreements that our subsidiaries may enter into governing the terms of indebtedness may restrict our subsidiaries' ability to pay dividends or advance cash in any other manner to us.

To the extent that our business plans or projections change or prove to be inaccurate, we may require additional financing or require financing sooner than we currently anticipate. Sources of additional financing may include commercial bank borrowings, other strategic debt financing, sales of non-strategic assets, vendor financing or the private or public sales of equity and debt securities. We cannot assure you that we will generate sufficient cash flow from operations in the future, that anticipated revenue growth will be realized or that future borrowings or equity contributions will be available in amounts sufficient to provide adequate working capital, service our indebtedness or make anticipated capital expenditures. Failure to obtain adequate financing, if necessary, could require us to significantly reduce our operations or level of capital expenditures which could have a material adverse effect on our projected financial condition and results of operations.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144. SFAS 144 supersedes SFAS 121 and establishes a single accounting model for long-lived assets to be disposed of by sale as well as resolves certain implementation issues related to SFAS 121. We adopted SFAS 144 as of January 1, 2002. Adoption of SFAS 144 did not have a material impact on our financial position, results of operations or cash flows. However, if an impairment of the carrying value of any long-lived assets is indicated by the tests performed in accordance with this standard, then a corresponding charge will be recorded as part of operating expenses on the statement of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections, or SFAS 145. SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB 30. SFAS 145 also amends Statement 13 to require certain modifications to capital leases be treated as a sale-leaseback and modified the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145 was effective for all fiscal years beginning after May 15, 2002. We adopted SFAS 145 effective January 1, 2003 and adoption did not have a material impact on our financial position, results of operations or cash flows.

In July 2002, the FASB issued Statement of Financial Accounting Standards 146, Accounting for Costs Associated with Exit or Disposal Activities, or SFAS 146. SFAS 146, which nullified EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 were effective for exit or disposal activities that were initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. For 2002, the Interpretation requires certain disclosures and beginning in 2003, the Interpretation requires recognition of liabilities at their fair value for newly issued guarantees. We do not anticipate that adoption of FIN 45 will have a material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN 46, the primary objective of which is to provide guidance on the identification of entities for which control is achieved through means other than voting rights, defined as variable interest entities, or VIEs, and to determine when and which business enterprise should consolidate the VIE as the "primary beneficiary". This new model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without additional financial support. In addition, FIN 46 requires additional disclosures. We are currently assessing the impact of FIN 46 on our investment in unconsolidated subsidiaries.

Quantitative and Qualitative Disclosures About Market Risk

Although we invest our short-term excess cash balances, the nature and quality of these investments are restricted under our internal investment policies. These investments are limited primarily to U.S. Treasury agreement and agency securities, certain time deposits and high quality repurchase agreements and commercial paper. We do not invest in any derivative or commodity type instruments. Accordingly, we are subject to minimal market risk on our investments.

Our long term secured debt facilities with the RTFC amortize over a 15-year period. As of December 31, 2002, we had fixed rate secured debt with the RTFC of $422.0 million at a blended rate of 7.94%. The fixed rates on the facilities expire from April 2003 to April 2005 at which time they will convert to variable rates. In addition, we have two miscellaneous notes that total $2.7 million at December 31, 2002 with each bearing fixed rate interest at 8.0%. Our senior notes have a stated fixed rate of 13.25%. In addition to our fixed rate facilities, we have $18.1 million in term loans and $21.0 million under a secured line of credit with the RTFC that bear variable interest rates approximating a blended average rate of 6.0%. A one percent change in the underlying interest rates for the variable rate debt would have an immaterial impact of less than $400,000 per year on interest expense. Accordingly, we are subject to only minimal interest rate risk on our long-term debt while our fixed rates are in place.

                                   BUSINESS
                                   --------

Our Business

Overview of the Business

We are an established rural local exchange company providing communications services and solutions to business and residential customers in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States. Our integrated service offerings include local and long distance voice, high speed data, Internet access and fiber transport. We are organized into two operating divisions, the Local Telecommunications Division and the Integrated Communications Division.

Local Telecommunications Division
---------------------------------

The LTD is responsible for the integration, operation and development of our established markets that consist of four rural incumbent local exchange carriers acquired since January 1998. With our acquisitions, we purchased strong businesses with positive, stable cash flows, government and regulatory authorizations and certifications in place, operational support systems, experienced management and key personnel and facilities. Our predecessors in these rural ILECs established, and we have continued to foster, a solid reputation for delivering high quality services and being responsive to our customers in these markets for over 50 years. During 2002, the LTD provided approximately 91.7%, or $168.9 million, of our total revenues. The four ILECs, their location, the date acquired and the total number of voice access and DSL connections in service at December 31, 2002 are:

                                                                           Date           Access Lines at
                  Company                         Location               Acquired        December 31, 2001
    ----------------------------------     ----------------------     --------------     -----------------
     MEBTEL, Inc.                           Mebane, North Carolina     January 1998            13,243
     Gallatin River Communications, LLC     Galesburg, Illinois        November 1998           83,978
     Gulf Telephone Company                 Foley, Alabama             September 1999          64,401
     Coastal Utilities, Inc.                Hinesville, Georgia        March 2000              45,054

The LTD has primarily three types of customers:

1. Residential and business customers located in our local service areas that buy local and long distance voice, high speed data and Internet access services;
2. Interexchange carriers that pay for access to long distance customers located within the LTD's local service areas and contract with the LTD to provide billing and collection services; and
3. Customers that purchase miscellaneous services such as directory advertising or local premise equipment.

The LTD's revenues consist of local service revenues, long distance services, Internet and enhanced data services and other miscellaneous revenues, each of which is described below.

Local service revenues - Our local service revenues are derived from providing basic local telephone service to customers in our franchised territories and consist primarily of basic local service revenues, network access revenues and charges for custom calling features. Basic local service revenues are charges for services to residential and business customers for originating and receiving telephone calls within their exchange area. Except for customers of Gallatin River, our customers are charged a flat monthly fee for the use of this service. Our Gallatin River customers pay a flat fee plus local usage pursuant to a local measured service ("LMS") type tariff. We also offer our customers a variety of custom calling features, such as voicemail, caller identification, call waiting and call forwarding. These services are bundled into packages with other services and sold at a discount as well as being offered separately. We charge a flat monthly fee for these custom calling features that varies depending on the types of services selected.

Also included in our local service revenues are network access revenues. Network access revenues are earned for the origination and termination of long distance calls, and usually involve more than one carrier to provide the long distance service to the customer. Long distance calls are generally billed to the customer originating the call. Therefore, a mechanism is required to compensate each carrier involved in providing services related to the long distance calls. This mechanism is referred to as a network access charge and revenues from these charges are derived from charges to the end user of the service as well as billings to interexchange carriers for the use of our facilities to access our customers. In addition, contributions received from our participation in universal service funding support mechanisms are included as part of network access revenues. Universal service funding mechanisms provide support for the capital invested in communications infrastructure to promote universal telecommunications services at affordable rates for rural customers.

Long distance services - In each of our ILEC service areas, we provide long distance services to customers who elect to use our companies as their long distance provider. Our long distance service is marketed under our own brand names. Long distance revenues are earned as our long distance customers make calls. The charges are based on the length of the calls and the rate charged per minute. In addition, some customers pay a fixed minimum monthly charge for our long distance service independent of the actual calls made. We often bundle our long distance service with other custom calling features to offer an attractively priced option to our customers.

Internet and enhanced data services - We provide dial-up Internet services as well as digital subscriber line ("DSL") Internet services to our business and residential customers. Our dial-up Internet service provides customers, primarily residential customers, a connection to the Internet over their existing phone lines for a monthly fee. Our DSL service provides high-speed access to the Internet to both residential and business customers for a monthly fee.

Miscellaneous revenues - Our miscellaneous revenues consist primarily of revenues from advertising sold in telephone directories, revenues earned from sales of telephone equipment to business customers and revenues earned from other carriers for billing their long-distance customers for long-distance calls and collecting the amounts due.

Our directory service provides telephone directories in our ILEC markets that consist of residential and business white and yellow page listings and advertisements. We provide this service through a third-party contractor who pays us a percentage of revenues realized from the sale of advertising placed in these directories.

As of December 31, 2002, the LTD had 190,250 voice access lines and 16,420 DSL connections in service. The LTD customer base was comprised of 130,880 residential access lines and 59,380 business access lines, 91,230 long distance accounts and 27,760 dial-up Internet access subscribers.

An important part of our integration strategy for acquisitions is to maintain, to the extent possible, the local identity, customer service and management presence of the acquired company. With the exception of Gallatin River, our acquisitions in the LTD continue to operate with the same corporate identity by which they were recognized before the acquisition. The exchanges and assets that comprise Gallatin River were acquired from Sprint and, therefore, were renamed. The responsibility for the operations of each ILEC is directed by an experienced, local management team. Our central management company, Madison River Management Company ("MRM"), provides certain administrative, financial and technical support services to each ILEC in accordance with the terms of a management services agreement. Consolidation of certain functions and the purchase of certain products and services for the benefit of all of our ILECs by MRM provide efficiencies and cost savings that could not be gained by each ILEC acting individually. In addition, our ILECs share information between respective management teams regarding process improvements that have been implemented and best practices that are employed to leverage the knowledge developed by each ILEC and further the overall improvement in operations.

Integrated Communications Division
----------------------------------

The ICD, Madison River Communications, LLC ("MRC"), is an edge-out competitive local exchange carrier ("CLEC") that provides local and long distance voice services and high-speed Internet access and maintains and markets a fiber transport and Internet egress business to customers in our edge-out markets. The ICD was developed using an edge-out strategy whereby markets were established in territories that were in close proximity to our rural ILECs. By developing markets in close proximity to our more stable ILEC operations, or "edging out" from those operations, the ICD is able to leverage off of the resources that our ILECs have to offer. This strategy has allowed us to build this business in a more cost effective manner.
The three current markets served are the Triangle (Raleigh, Durham and Chapel
Hill) and Triad (Greensboro and Winston-Salem) regions of North Carolina; Peoria and Bloomington, Illinois; and New Orleans, Louisiana and nearby cities. The ICD's customers are generally medium and large businesses that utilize eight voice lines or more and high speed data services. The ICD provides integrated communications services built on high speed broadband service offerings utilizing advanced bandwidth enhancing technologies such as asynchronous transfer mode ("ATM"), high speed data and fiber optic networks.


During the past eighteen months, the ICD has been focused on realigning its organization with its market opportunities in order to more quickly achieve positive cash flow. An important part of this strategy was the decision, in the fourth quarter of 2001, to intentionally slow the rate at which the ICD was adding new voice and high speed data connections. This allowed the ICD to reduce its capital expenditures and operating expenses. With slower planned growth, fewer sales personnel were needed and, as a result, fewer provisioners, sales engineers, customer care and other support personnel were required. In addition, certain fixed facility and overhead costs were reduced or eliminated.

Another important initiative of the ICD has been the grooming of its network to reduce the costs of delivering services to its customers and the development of a profitable customer base. The ICD reworked its network by replacing more expensive special access circuits with circuits provided for in our interconnection agreements with the incumbent local exchange carriers. In addition, the ICD has established more rigorous criteria for evaluating new customers and the desirability of renewing existing contracts. The ICD renewed approximately 86% of expiring contracts during 2002.

In the third quarter of 2002, we completed the development of the ICD as a true edge-out CLEC by placing the responsibility for managing and operating the ICD's markets with the managers of our respective rural ILECs which allowed for additional reductions in operating expenses. The ICD reported an EBITDA loss of $5.4 million in 2002 compared to an EBITDA loss of $26.5 million in 2001.

In addition to its edge-out CLEC operations, the ICD has a transport business that provides transport and Internet egress services to other carriers and large businesses along its fiber optic network. The majority of this network comprises a long-haul network in the southeast United States that connects Atlanta, Georgia and Dallas, Texas, two of the four United States Tier I Network Access Points. Further, the route connects other metropolitan areas such as Mobile and Montgomery, Alabama; Biloxi, Mississippi; New Orleans, Louisiana; and Houston, Texas. The Company has designated Atlanta and Dallas as its Internet egress points. The ICD's transport business is currently providing services in Atlanta, Georgia; New Orleans, Louisiana; and Houston and Dallas, Texas. Because we have found the fiber transport business to be extremely competitive, we are not actively expanding this line of business at this time. Consequently, the main value derived from this fiber optic network is in support of our dial-up, DSL and high speed data Internet services provided in both the LTD and the ICD, which use our network to connect to the Internet.

The ICD transport business utilizes its approximately 2,300 route miles of fiber optic network in and around its edge-out markets, including a long-haul route of approximately 2,100 route miles that runs from Atlanta, Georgia across the Southeast to Houston and Dallas, Texas and metro area networks in the North Carolina and New Orleans markets.

In 2002, the ICD had revenues of approximately $15.3 million, or 8.3% of our total operating revenues. As of December 31, 2002, the ICD served 16,340 voice access lines and 710 high speed data connections.

Corporate Organization and Ownership
------------------------------------

Madison River is a limited liability company that was organized under the provisions of the Delaware Limited Liability Company Act. We are a wholly-owned subsidiary of our parent company, Madison River Telephone Company, LLC ("MRTC"). MRTC was founded in April 1996 by a management team led by J. Stephen Vanderwoude, former President and Chief Operating Officer of Centel Corporation. Equity investors in MRTC include affiliates of Madison Dearborn Partners, Goldman Sachs & Co., Providence Equity Partners, the former owners of Coastal Utilities, Inc. and certain members of our management team.

Madison River was founded with the goal of acquiring, integrating and operating rural ILECs. We believe that rural ILECs are generally stable operating companies with strong cash flow margins that benefit from a favorable regulatory environment and limited competition. With our four ILEC acquisitions, our management team has developed expertise in acquiring and integrating strategic ILEC assets into existing operations. We believe that these skills provide us with the leverage to grow our business with further rural ILEC acquisitions. Although we cannot be certain, we anticipate that there will be opportunities in the future to evaluate attractive rural ILEC acquisition targets against our investment criteria.

Our Markets

Our ILEC markets are predominantly in rural areas and small cities and our edge-out markets are predominantly secondary markets in size. In our ILEC markets, we are the incumbent provider of basic telephone services. We believe our markets have demonstrated the need and potential for a provider of a full range of communications solutions. We strive to be the service provider of choice for our customers in our ILEC markets by providing a full suite of integrated communications services in local and long distance voice, high speed data, Internet access and custom calling features. We believe the edge-out markets where we provide services have growth potential in the future, as do our established markets, in their demand for telecommunications services.

In recent months, we have seen declines in the number of voice access lines we serve in our established markets due to a number of factors. Recession and other negative economic factors have diminished our growth in each of our established markets resulting in the loss of voice access lines. In addition, competition from wireless providers and other intermodal competitors have impacted our business. Our rural ILEC in Hinesville, Georgia has also been negatively impacted by a full troop deployment from Fort Stewart, which is part of our service area, and its impact on the local economy.

We believe that our thorough knowledge of the markets in our regions, established operations and reputation for a high standard of service give us a competitive advantage over other competitive entrants in the markets we serve. We expect that these strengths in our established markets where the lower population density favors the incumbent local provider will allow us to remain competitive.

Management

Our management team has extensive experience, averaging more than 30 years, in telecommunications, network engineering and operations, customer care, sales and marketing, project development, regulatory management and finance.
J. Stephen Vanderwoude, our Chairman and Chief Executive Officer, has an extensive background in the telecommunications industry, including serving as President and Chief Operating Officer and a director of Centel Corporation and President and Chief Operating Officer of the Local Telecommunications division of Sprint Corporation. Many of the other members of the management team have extensive telecommunications industry experience, including positions at Sprint Corporation, Centel Corporation and Citizens Communications.

We have entered into employment, confidentiality and noncompetition agreements with our key executive members of management. The agreements provide for employment of each executive for specified periods of time, ranging up to three years, subject to termination by either party (with or without cause) on 30 days' prior written notice, and an agreement not to compete with us for a maximum period of up to 15 months, following termination for cause or voluntary termination of employment.

We believe our management team has been successful in acquiring and successfully integrating strategic assets into our existing operations. Further, we believe the skill and experience of our management team will continue to provide significant benefits to us as we continue to enhance and expand our service offerings and grow our business.


Our Business Strategy

Our objective is to be a leading regional provider of integrated communications services in our target markets in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States. The key elements of our strategy include:

Growing through selective acquisitions. We believe that we can continue to grow our business by engaging in selective acquisitions of value enhancing assets. Only those candidates that meet our rigorous selection criteria will be considered for acquisition. Among other criteria, we consider: current and historical operating performance; geographic location of network and proximity to our established or expansion markets; market demographic profile; quality of infrastructure and facilities; regulatory environment and outlook; integration; management; and opportunities to provide integrated communications services. In addition, our management team has demonstrated the ability to successfully integrate acquisitions into our operations in an efficient and timely manner.

Continuing to deliver superior communications services. We intend to continue to deliver superior communications services in our existing markets. We believe our performance advantage is derived from:

   Superior delivery of a full suite of services: We provide customers with a full suite of services. We have the ability to provide an array of integrated services in voice, high-speed data, fiber transport and Internet access, all on one bill. We also provide our customers the opportunity to select from a variety of custom calling features such as voicemail, caller identification, call waiting and call forwarding. These services, which can be purchased separately, are often bundled together with our other service offerings and sold at a discount.

   Economies of scale: We have centralized many business and back office functions including engineering, network management, our network operations center, information technology, procurement, regulatory, finance, accounting, legal and human resources, which creates economies of scale while maintaining local management and customer service functions in our operating locations. This allows us to serve our customers in a more cost-effective manner.

   Extensive local market knowledge: Our marketing approach emphasizes customer oriented sales, marketing and service with a local presence. We have dedicated and experienced senior managers and customer service representatives located in each region with an extensive knowledge of the dynamics of their specific markets. In each market, we maintain business offices that provide our customers the opportunity to pay their bills directly or meet personally with our customer service and sales representatives. In addition, we customize our operations to fit the requirements of each locale. We believe this approach will continue to produce better than average growth in customer connections and greater customer retention.

Organization

                                         ---------------------------
                                         |      Madison River      |
                                         |  Telephone Company, LLC |
                                         ---------------------------
                                                     |
                                                     |
                                                     |
                                         ----------------------------
                                         |Madison River Capital, LLC|
                                         |         (co-issuer)      |
                                         ----------------------------
                                             |     |     |     |         -----------------------------
                                             |     |     |     |         |Madison River Finance Corp.|
                                             |     |     |     |---------|        (co-issuer)        |
                                             |     |     |               -----------------------------
       ---------------------------------------     |     ------------------------------------------------
       |                                           |                                                    |
       |                                           |                                                    |
       |                                           |                                                    |
       |                                           |                                                    |
 ---------------------                     ------------------------------                               |
 |   Madison River   |                     |Madison River Holdings Corp.|                               |
 |Communications, LLC|                     |                            |                               |
 ---------------------                     ------------------------------                               |
       |                                     |             |                                            |
       |                                     |             |                                            |
       |           ---------------------------             ------------                                 |
       |           |                 |                                |                                 |
       |           |                 |                                |                                 |
       |   ----------------   ----------------               -------------------                        |
       |   | Madison River|   |    Mebtel    |               |  Madison River  |                        |
       |   |Long Distance |   |Long Distance.|               |LTD Funding Corp.|                        |
       |   |Solutions,Inc.|   |Solutions,Inc.|               -------------------                        |
       |   ----------------   ----------------                        |                                 |
       |              |                                               |                                 |
       |              |                 --------------------------------------------                    |
       |              |                 |                   |            |         |                    |
       |              |                 |                   |            |         |                    |
       |    ----------------   -------------------  -----------------    |   --------------   ------------------
       |    | Madison River|   |  Gulf Coast     |  |    Coastal    |    |   |Mebtel, Inc.|   |Gallatin River  |
       |    |Long Distance.|   |Services, Inc.(1)|  |Communications,|    |   |            |   |Holdings, LLC(2)|
       |    |Solutions,Inc.|   -------------------  |Inc. (3)       |    |   --------------   ------------------
       |    ----------------                        -----------------    |
       |                                                    |            -------------
       |                                                    |                        |
       |                                                    |                        |
       |                                                    |                        |
 ---------------------                             --------------------       -----------------
 |       Gulf        |                             |Coastal Utilities,|       | Madison River |
 |Communications, LLC|                             |      Inc.(4)     |       |  Management   |
 |       (5)         |                             |                  |       |    Company    |
 ---------------------                             --------------------       -----------------

(1) Gulf Long Distance, Inc. and Gulf Telephone Company are wholly-owned subsidiaries of Gulf Coast Services, Inc.
(2) The membership interests of Gallatin River Holdings, L.L.C. are owned as follows: (i) Class A Units are owned 60.5% by Madison River LTD
      Funding Corp. and 39.5% by Madison River Management Company and (ii)
      Class B Units are owned 100% by Madison River Capital, LLC.  Gallatin
      River Communications L.L.C. is a wholly-owned subsidiary of Gallatin
      River Holdings, L.L.C.
(3)   Madison River LTD Funding Corp. owns 100% of the voting stock of
      Coastal Communications, Inc. Non-affiliated parties own the remaining interests of Coastal Communications, Inc.
(4)   Coastal Long Distance Services, Inc. is a wholly-owned subsidiary of
      Coastal Utilities, Inc.
(5)   The membership units of Gulf Communications, LLC are owned as follows:
      (i) Class A Preferred Member Interests are owned 100% by Gulf
      Telephone Company, and (ii) Class B Common Member Interests are owned
      99% by Madison River Communications, LLC and 1% by Gulf Telephone
      Company.

                                      39

Products and services

We currently provide integrated communications services to business and residential customers and transport services to end users and other data and voice carriers.

Integrated communications services. We seek to capitalize on our local presence and network infrastructure by offering a full suite of integrated communications services in voice, high-speed data, fiber transport, Internet access and long distance services, as well as value-added features such as call waiting, caller identification, voicemail and conference bridge services, all on one bill.

Set forth below are brief descriptions of the communications services we provide to our customers in the LTD and the ICD:

     Voice. As of December 31, 2002, we provided basic local exchange service as an ILEC in areas serving 190,250 voice access lines. In addition, the ICD provides basic local exchange services to 16,340 voice access lines. In the provision of basic local exchange service, we provide our customers with the ability to originate and receive telephone calls within a defined "exchange" area. Except for customers of our ILEC in Gallatin River, our customers are charged a flat monthly fee for the use of this service. Our Gallatin River customers pay a flat fee plus local usage charges. We also offer all of our local telephone customers value-added features, such as call waiting, call forwarding, conference calling, speed dialing, caller identification and call blocking. We offer local exchange services in all of the markets in which we currently provide telecommunications services. We also offer a full range of retail long distance services, including traditional switched and dedicated long distance, toll free calling, international, calling card and operator services. Our voice services accounted for approximately 83.5% of our total revenues for the year ended December 31, 2002.

    In connection with our offering of local exchange services in our edge-out markets, we have entered into interconnection agreements with SBC (formerly Ameritech) and Verizon for Illinois, Verizon and Sprint for North Carolina, BellSouth for all nine BellSouth States, and SBC for Texas, to (1) resell the incumbent carrier's local exchange services and
   (2) interconnect our network with the incumbent carrier's network for the purpose of immediately gaining access to the unbundled network elements necessary to provide local exchange services and high speed data service. The interconnection agreements contain provisions that grant us the right to obtain the benefit of any arrangements entered into during the term of the interconnection agreements between the incumbent carriers and any other carrier that materially differs from the rates, terms or conditions of our interconnection agreements. Under the interconnection agreements, we may resell one or more unbundled network elements of the incumbent carriers at agreed upon prices. The BellSouth and SBC (Illinois) interconnection agreements call for reciprocal compensation associated with the transport and termination of interconnected local traffic, excluding Internet service provider traffic. The Verizon and SBC agreements use the "bill and keep" method of compensation for the transport and termination of interconnected local traffic.

     Data and Internet related services. In the LTD, we provide Internet access services to approximately 27,760 dial-up Internet subscribers. Our dial-up Internet service provides customers, primarily residential customers, with a local dial-up number they can use to establish a connection to the Internet over their existing phone lines for a flat, monthly fee. We also provide high speed Internet access with our DSL products to approximately 16,420 DSL customers for a monthly fee. These customers include both residential and business customers. Currently, our network is capable of providing DSL service to approximately 90% of our customers at speeds of 1.1 MB downstream and upstream. Customers using our Internet access services have the ability to establish an email account and to send and receive email.

    In the ICD, we provide high speed and high quality high speed data services to approximately 710 customers in our edge-out markets as of December 31, 2002. Approximately 64% of our CLEC customers take our data product. In addition, we provide high quality data and Internet related services to our customers primarily using ATM switches distributed strategically throughout our network, enabling customers to use a single network connection to communicate with multiple sites throughout our fiber optic network and egress to the Internet. Our transport business customers are other interexchange carriers and major accounts and we provide services such as intercity transport, including both high capacity and optical wavelength transport, metro access services and Internet egress services at a DS-3 level and above.

     Other Services. We also provide other services to customers, primarily in the LTD. For several large interexchange carriers, we bill their long distance customers that originate calls in our exchange areas for the long distance toll charges and collect the amounts due for which we receive a fee. We sell and install customer premise equipment such as telephones and office private branch exchange systems for customers in our markets. Also, using third party contractors, we print, publish and sell advertising in local telephone directories in markets where we are the ILEC.

Sales and marketing

Our marketing approach emphasizes customer oriented sales, marketing and service with a local presence. In the LTD, we market our products primarily through our customer service and sales representatives supported by direct mail, bill inserts, newspaper advertising, website promotions, public relations activities and sponsorship of community events. In each of our ILEC operating areas, we maintain business offices that allow our customers the opportunity to pay their bills directly or meet personally with our customer service and sales representatives. Our customer service and sales representatives are well trained and earn incentive compensation to promote sales of services to customers that meet their unique needs. In each ILEC, we also have quota-carrying outside sales representatives that serve businesses offering customized proposals.

The sales and marketing group for the ICD at December 31, 2002 was comprised of an agent liaison manager for each of our three ICD operating regions that work with 11 companies authorized as agents to market our services to medium and large businesses. In addition, three quota-carrying outside sales representatives for Gallatin River in Illinois also market ICD services. Our Client Based Marketing group handles contract renewals and upgrades to our existing customer base. We divide our account types between General Business and Major Accounts. General Business customers have under 100 access lines. Major Account business customers have more than 100 access lines and/or requirements for high capacity data transport and access.

We, or our predecessors, have been serving our established markets for at least five decades. We serve our edge-out markets predominantly from our established base of operations in Mebane, North Carolina and Pekin, Illinois
and have sales and operations facilities in New Orleans, Louisiana.   Our
agents and our direct sales force target medium and large businesses. These sales forces make direct calls to prospective and existing business customers, conduct analyses of business customers' usage histories and service needs, and demonstrate how our service package will improve a customer's communications capabilities and costs. Our network engineers work closely with our various sales groups to design service products and applications, such as high speed data and wholesale transport services, for our customers. Our local offices are primarily responsible for coordinating service and customer premise equipment installation activities. Our technicians survey customer premises to assess building entry, power and space requirements and coordinate delivery, installation and testing of equipment.

We believe that our customers value our "single point of contact" for meeting their telecommunications needs as well as our ability to provide a fully integrated portfolio of services. Our voice products include local, long distance, 800, international, voicemail and calling cards. Our data products include high speed Internet services, as well as a wide area network product. Our ATM-based services are fully monitored for service performance by systems in our network operations center, enabling us to provide preventative as well as corrective maintenance 24 hours a day, 365 days a year.

We seek to maintain and enhance the strong brand identity and reputation that each of our ILECs enjoys in its communities. We believe this is a significant competitive advantage. For example, in each of our major areas of operation, we market our products and presence through our local brand names, Mebtel Communications, Gallatin River Communications, Gulf Telephone Company and Coastal Utilities. As we market new services, or reach out from our established markets, we will seek to use our brand identities to attain increased recognition with potential customers. In our edge-out markets, the ICD is building and enhancing the brand identity of Madison River Communications.

Network

We offer facilities-based services in each of our markets. Our fully integrated telecommunications network is comprised primarily of ATM core switches, capable of handling both voice and data, and time division modulation, or TDM, digital central office switches in our four regions of operation. Our network also includes approximately 3,300 route miles of local and long-haul fiber optic network predominately based in the southeastern United States. We currently own all of our network facilities and have not booked any revenues from swaps of indefeasible rights to use, or IRUs.

We have a full suite of proven operational support systems, or OSS, and customer care/billing systems that allow us to meet or exceed our customers' expectations. Our OSSs include automated provisioning and service activation systems, mechanized line record and trouble reporting systems, inter-company provisioning and trading partner electronic data exchange systems. We employ an Internet service provider provisioning system and helpdesk database software to assist new data customers and to communicate with them when necessary. We currently bill customers of the ICD and Gulf Telephone Company using our Unix-based Single View billing system and Coastal Utilities customers with an AS400 based billing system from Comsoft. Our OSSs are scalable to accommodate any growth and expansion we may experience.

Our network operations center located in Mebane, North Carolina monitors all of our networks, transport and ATM elements, digital switching systems and ISP infrastructure devices twenty-four hours a day, seven days a week.

Industry Overview and Competition

Over the past several years, the telecommunications industry has undergone significant structural change. Many of the largest service providers have achieved growth through acquisitions and mergers while an increasing number of competitive providers have restructured or entered bankruptcy to obtain protection from their creditors. During 2001 and 2002, capital in the form of public financing or public equity was generally not as available to new entrants and competitive providers as compared to the levels available in the previous few years. Capital constraints have caused a number of competitive providers to change their business plans. Consolidation of competitive providers has resulted in part due to these capital constraints. Despite these changes, the demand for all types of telecommunications services has not diminished, particularly high speed data services.

The passage of the Telecommunications Act of 1996, or the Telecom Act, which amended the Communications Act of 1934, as amended, or the Communications Act, substantially changed the regulatory structure applicable to the telecommunications industry, with a stated goal of stimulating competition for virtually all telecommunications services, including local telephone service, long distance service and enhanced services. Companies are increasingly bundling these services and providing one-stop shopping for end-user customers. There has also been an increase in competition from ILECs edging out of the territories where they are the incumbent carriers, wireless providers and other intermodal competitors, including cable operators.

The rural and small urban ILEC industry is composed of a large number of relatively small companies. According to the United States Telecom Association, there are hundreds of telephone companies with less than 25,000 access lines in the United States. A majority of these small telephone companies operate in sparsely populated rural areas where competition from CLECs has been limited due to the generally unfavorable economics of constructing and operating such competitive systems. While we are seeing some migration of customers to cellular and PCS technologies, we believe that most consumers currently prefer to maintain a landline even if they are also wireless telephone subscribers.

Many small ILECs in rural and small urban markets are owned by families or small groups of individuals. We believe that the owners of many of these small companies are interested in selling such companies as the growing technical, administrative and regulatory complexities of the local telephone business challenge the capabilities of the existing management. In addition, a number of large telephone companies are selling many of their small rural telephone exchanges to focus their attention on their major metropolitan operations that generate the bulk of their consolidated revenue and which are increasingly threatened by competition. As a result, we believe that we may have the opportunity to acquire additional rural and small urban telephone operations.

Since the passage of the Communications Act, federal and state regulations promoting the widespread availability of telephone service have allowed rural and small urban telephone companies to maintain advanced technology while keeping prices affordable for customers. This policy commitment was reaffirmed and expanded by the universal service provisions of the Telecom Act. In light of the high cost per access line of installing lines and switches and providing telephone service in sparsely populated areas, a system of cost recovery mechanisms has been established to, among other things, keep customer telephone charges at a reasonable level and yet allow owners of such telephone companies to earn a fair return on their investment. These cost recovery mechanisms, which are less available to larger telephone companies, have resulted in robust telecommunications networks in many rural and small urban areas, and such capabilities may deter entry by potential competitors in these small markets. Currently, Gallatin River is the only ILEC that has CLEC competition and that competition is limited currently to DSL services.

In markets where we have implemented our CLEC edge-out strategy, we are subject to competition from the ILECs in those markets and other CLECs, including cable television operators, other ILECs operating outside their traditional service areas, long distance carriers, wireless carriers and others. The ongoing consolidation and constraints on capital in the telecommunications industry could change the nature of our competitive environment.


Significant Customer

One customer, AT&T, represented 7%, 9% and 10% of our operating revenues for the years ended December 31, 2002, 2001 and 2000, respectively.


Employees

As of December 31, 2002, our work force consisted of 664 full time employees. Approximately 145 of our employees at Gallatin River are subject to collective bargaining agreements with the International Brotherhood of Electrical Workers, or IBEW, and with the Communications Workers of America, or CWA. Our labor agreement with the CWA, covering employees of Gallatin River in Galesburg, Illinois, was successfully renegotiated during 2002 for a three-year period that ends in April 2005. Our labor agreements with the IBEW, covering employees of Gallatin River in Dixon and Pekin, Illinois, were also successfully renegotiated during 2002. The collective bargaining agreement for the employees in Dixon was extended to November 2005 and the collective bargaining agreement for employees in Pekin was extended to September 2005. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. We also believe that our relations with our employees are good.

Properties

We own and lease offices and space in a number of locations within our regions of operation, primarily for our corporate and administrative offices, central office switches and business offices, network operations centers, customer service centers, sales offices and network equipment installations. Our corporate headquarters and our accounting center are located in approximately 24,100 square feet of leased space in two separate buildings in Mebane, North Carolina. The lease for the corporate headquarters (including our renewal options) will expire in approximately 16 years. The leases for the accounting center (including our renewal options) will expire at various times in six to eight years.

The LTD owns predominantly all of the properties used for its central office switches, business offices, regional headquarters and warehouse space in its operating regions. The poles, lines, wires, cable, conduits and related equipment owned by the LTD are located primarily on properties that we do not own, but are available for the LTD's use pursuant to consents of various governmental bodies or subject to leases, permits, easements or other agreements with the owners. The LTD owns approximately 945 route miles of fiber in its operating regions.

The ICD primarily leases properties for sales and administrative offices, collocations, ATM switches and data transmission equipment. It also leases local loop lines that connect its customers to its network as well as leasing space in ILEC central offices for collocating transmission equipment. The ICD closed certain of its sales and administrative offices and is currently evaluating its options related to disposal or sublease of these spaces. The ICD has leases on office space in Raleigh, North Carolina; Peoria, Illinois and Atlanta, Georgia that are no longer used by the ICD and have been sublet. In addition, the ICD has office space in Greensboro, North Carolina; Bloomington, Illinois and New Orleans, Louisiana that it is actively marketing on a sublet basis. The ICD owns approximately 2,300 route miles of fiber in North Carolina, Illinois and across the southeast from Atlanta to Houston and Dallas.

Substantially all of our ILEC properties and telephone plant and equipment are pledged as collateral for our senior indebtedness. We believe our current facilities are adequate to meet our needs in our incumbent local and competitive local markets for the foreseeable future.

Legal Proceedings

Our subsidiary, Gulf Coast Services, sponsors an Employee Stock Ownership Plan, or ESOP, that was the subject of an application before the Internal Revenue Service, or IRS, for a compliance statement under the Voluntary Compliance Resolution Program. The application was filed with the IRS on May 17, 2000. According to the application, Gulf Coast Services made large contributions to the ESOP and to its 401(k) plan during 1997 and 1998, which caused the two plans to allocate amounts to certain employees in excess of the limits set forth in Section 415 of the Internal Revenue Code of 1986, as amended, or the Code. The administrative committees for both plans sought to comply with the requirements of Code Section 415 by reducing employees' allocations under the ESOP before any reductions of allocations under the 401(k) plan. Although this approach was consistent with Treasury Regulations under Code Section 415, it may not have been consistent with the terms of the plan documents. The application requested a compliance statement to the effect that any failure to comply with the terms of the plans would not adversely affect the plans' tax-qualified status, conditioned upon the implementation of the specific corrections set forth in the compliance statement.

We estimated that the cost to the ESOP of the corrective allocation described above was approximately $3.3 million. In the application, Gulf Coast Services requested that the assets held in the Section 415 Suspense Account and in the ESOP Loan Suspense Account be used by the ESOP for the correction. The 415 Suspense Account had an approximate value of $1.6 million, and the ESOP Loan Suspense Account had a value in excess of the $1.7 million needed for the full correction. However, based on discussions with the IRS and upon the recommendation of our advisors, during the second quarter of 2001, we withdrew our proposal to use the assets in the ESOP Loan Suspense Account as a source of funds to satisfy the obligation. Shortly thereafter, the IRS issued our Section 415 Compliance Statement and provided us with 150 days to institute the corrective actions. The correction period was then subsequently extended for thirty days to December 17, 2001. During the course of making the corrections as required by the compliance statement, additional administrative errors in the operation of the ESOP were found that affected years beginning January 1, 1995 through December 31, 1999. The newly discovered operational failures were interrelated with and directly affected the failures subject to the original compliance statement, and, therefore, the corrections under the original compliance statement could not be accurately completed.

In response to these operational failures, we underwent an extensive review of the ESOP administration for the plan years 1995 through 1999. As part of this process, on June 7, 2002, we submitted a new application for a compliance statement under the Walk-In-Closing Agreement Program with the IRS. The new application restates our proposed corrections to be made for the operational failures disclosed in the first application as well as addresses our proposed corrections for the additional failures found in the administration of the ESOP. We are uncertain as to the timing for completing this process or the ultimate outcome of our new application with the IRS.

In May 2002, the escrow committee authorized the transfer of $1.7 million from the escrow account, established in connection with our acquisition of Gulf Coast Services, to the ESOP as required by the initial application. If future amounts are required to be contributed to the ESOP to comply with the Code, we will pursue other options currently available to us to obtain reimbursement of those funds, which may include seeking additional reimbursement from the escrow account. However, there is no assurance that we will be able to obtain any reimbursement from another source, and, therefore, we may be required to contribute to the Plan the funds needed to make up any shortfall. We do not believe that any future amounts required to be contributed to the ESOP as part of this corrective action will have a material adverse effect on our financial condition, results of operations or cash flows.

On July 11, 2002, MCI WorldCom Communications, Inc. filed suit against MRC in the General Court of Justice Superior Court Division, Mecklenburg County, North Carolina (Civil Action No. 02-CVS-11454). Shortly thereafter, on July 21, 2002, WorldCom, Inc. and 200 of its subsidiaries filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the Southern District of New York (Chapter 11 Case No. 02-13533). In the civil action, MCI WorldCom claimed that it delivered telecommunications facilities and services to MRC for which it was entitled to in excess of $1.8 million. The Company refuted these assertions in its affirmative defenses filed with the Superior Court. In January 2003, the parties agreed to mediate their differences and reached a global settlement on all pending claims. Upon completion of certain actions by the parties on or before July 15, 2003, a motion to dismiss all claims will be submitted to the Superior Court by both parties. MRC had accrued all amounts related to this settlement at December 31, 2002.

We are involved in other various claims, legal actions and regulatory proceedings arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.


                                  REGULATION
                                  ----------

Overview

We are subject to regulation by federal, state and local government agencies. At the federal level, the Federal Communications Commission, or the FCC, has jurisdiction over interstate and international telecommunications services. State telecommunications regulatory commissions exercise jurisdiction over intrastate telecommunications services. The FCC does not directly regulate enhanced services and has preempted certain inconsistent state regulation of enhanced services. Additionally, municipalities and other local government agencies regulate limited aspects of our business, such as use of government owned rights of way, construction permits and building codes. The following description covers some of the major regulations affecting us, but there are numerous other areas of regulation that may influence our business.

Federal regulation

We are subject to, and must comply with, the Communications Act. Pursuant to this statute and associated FCC rules, the FCC regulates the rates and terms for interstate access services, which are an important source of revenues for our ILEC subsidiaries. The amendments to the Communications Act contained in the Telecom Act have changed and are expected to continue to change the telecommunications industry. Among its more significant provisions, the Telecom Act (1) removes legal barriers to entry into local telephone services, (2) requires ILECs to interconnect with competitors, (3) establishes procedures pursuant to which ILECs may provide other services, such as the provision of long distance services by Bell Operating Companies and their affiliates (including their respective holding companies), and (4) directs the FCC to establish an explicit subsidy mechanism (while simultaneously removing implicit subsidies) for the preservation of universal service.

Access Charges. The FCC regulates the prices that ILECs charge for the use of their local telephone facilities in originating or terminating interstate transmissions. The FCC has structured these prices (known as "access charges") as a combination of flat monthly charges paid by the end-users and usage sensitive charges paid by long distance carriers.

The FCC regulates the levels of interstate access charges by imposing price caps on larger ILECs. These price caps can be adjusted based on various formulae and otherwise through regulatory proceedings. Smaller ILECs may elect to base access charges on price caps, but are not required to do so unless they elected to use price caps in the past or their affiliated ILECs base their access charges on price caps. Through 2002, our ILEC subsidiaries elected not to apply for federal price caps. Instead, our ILEC subsidiaries employ rate-of-return regulation for their interstate access charges. Our ILEC subsidiaries provide service pursuant to tariffs they file with the FCC for their interstate traffic sensitive access services and participate in interstate common line tariffs filed by the National Exchange Carrier Association, or NECA, for a pool of rate-of-return ILECs. NECA tariff rates are established based on the pooling carriers' expenses incurred and their investment, and a regulated rate of return on that investment and an amount to cover their income taxes on that return. The authorized rate of return for such interstate access services is currently 11.25%. The FCC initiated a rulemaking proceeding in October 1998 considering whether to change this authorized rate of return. This proceeding was terminated in November 2001, with no change required to the interstate authorized rate-of-return.

In May 1997, the FCC initiated a multi-year transition designed to lead to lower usage-sensitive access charges for larger ILECs. As part of this transition, the FCC in August 1999 adopted an order and further notice of proposed rulemaking aimed at introducing additional pricing flexibility and other deregulation for these larger companies' interstate access charges, particularly special access and dedicated transport. In May 2000, the FCC lowered switched access rates, increased caps applicable to end-user rates and established additional universal service funding support for these larger companies. Previously, in May 1998, the FCC proposed to initiate a similar transition for smaller ILECs, including our ILEC subsidiaries. This proceeding was concluded and an order issued in November 2001 known as the MAG Order.

The MAG Order was released November 8, 2001 and was effective January 1, 2002. The MAG Order applies to non-price cap or "rate-of-return" exchange carriers. The MAG Order increases the maximum Subscriber Line Charges, or SLCs. Beginning January 1, 2002, the maximum SLCs for single line business and residential customers increased from $3.50 per month to $5.00 per month. The maximum single line business and residential SLCs increased to $6.00 as of July 1, 2002 and will increase to $6.50 as of July 1, 2003. Maximum SLCs for multi-line business customers increased to $9.20 effective January 1, 2002, and no further increases are scheduled.

In association with the implementation of the MAG Order and end user rate increases, switched access charges to interexchange carriers were decreased and a new universal service fund element was established called the Interstate Common Line Support Fund, or ICLS. The combination of end user charge increases, switched access charge decreases and new universal service funding provided a revenue neutral restructuring of the interstate access charges for interstate rate-of-return carriers, such as our ILEC subsidiaries.

The MAG Order included a notice of proposed rulemaking on incentive regulation and the introduction of pricing flexibility measures for rate-of-return carriers. This proceeding has not been completed, and no incentive option (other than price caps, pursuant to the Coalition for Affordable Local and Long distance Services (CALLS) plan) is currently available to our ILEC operations.

During 2001, the FCC released an order establishing access charge rules for CLECs. Under FCC rules, CLECs can file interstate tariffs for access charges only if the access charge rates conform to FCC safe harbor rates (essentially, the rate charged by the largest ILEC in that market area). A CLEC wishing to charge higher rates can do so, but cannot use the tariff process to collect such rates. Under these rules, interexchange carriers are required to interconnect with companies whose rates are within the FCC safe harbor guideline, and are required to pay access charges at the tariffed rates.

Removal of Entry Barriers. Prior to the enactment of the Telecom Act, many states limited the services that could be offered by a company competing with an ILEC. The Telecom Act generally prohibits state and local governments from enforcing any law, rule or legal requirement that has the effect of prohibiting any entity from providing any interstate or intrastate telecom service. However, states can modify conditions of entry into areas served by rural telephone companies where the state telecommunications regulatory commission has determined that certain universal service protections must be satisfied. The federal law should allow us to provide a full range of local and long distance services in most areas of any state. Following the passage of the Telecom Act, the level of competition in the markets we serve has increased and is expected to continue to increase.

Interconnection with Local Telephone Companies and Access to Other Facilities. The Telecom Act imposes a number of access and interconnection requirements on all local telephone companies, including CLECs, with additional requirements imposed on ILECs. These requirements are intended to ensure access to certain networks under reasonable rates, terms and conditions. Specifically, local telephone companies must provide the following:

  * Resale. Local telephone companies generally may not prohibit or place unreasonable restrictions on the resale of their services.
  * Telephone Number Portability. Local telephone companies must provide for telephone number portability, allowing a customer to keep the same telephone number even though it switches service providers.
  * Dialing Parity. Local telephone companies must provide dialing parity, which allows customers to route their calls to a telecommunications provider without having to dial special access codes.
  * Access to Rights-of-Way. Local telephone companies must provide access to their poles, ducts, conduits and rights-of-way on a reasonable, nondiscriminatory basis.
  * Reciprocal Compensation. Each local telephone company on whose network a call originates must reasonably compensate each local telephone company on whose network the call terminates.

All of our ILEC subsidiaries have implemented full equal access (dialing parity) capabilities. The FCC's rules require our ILEC subsidiaries to use reasonable efforts to implement local number portability after receiving a request from another carrier to do so. In January 2002, one of our ILEC subsidiaries received a request for local number portability that was later withdrawn. No further requests for local number portability were received during 2002. During the first quarter of 2003, several wireless carriers submitted requests for local number portability. We are currently evaluating our requirement to provide local number portability to these wireless carriers.

In addition, all ILECs must provide the following, subject to possible exemptions for rural telephone companies based on economic or technical burdens:

  * Resale. Offer its retail local telephone services to resellers at a wholesale rate that is less than the retail rate charged to end-users.
  * Unbundling of Network Elements. Offer access to various unbundled elements of their networks at cost-based rates.
  * Collocation. Provide physical collocation, which allows CLECs to install and maintain their own network termination equipment in ILECs' central offices, or functionally equivalent forms of interconnection under some conditions.

All of our ILEC subsidiaries qualify as rural telephone companies under the Telecom Act. Therefore, they have a statutory exemption from the ILEC interconnection requirements until they receive a bona fide request for interconnection and the applicable state telecommunications regulatory commission lifts the exemption. Despite their rural status, Gallatin River agreed with the Illinois Commerce Commission and Mebtel agreed with the North Carolina Utilities Commission that they would not contest requests by competitive local telephone companies for such interconnection arrangements. State commissions have jurisdiction to review certain aspects of interconnection and resale agreements. Our ILEC subsidiaries may also seek specific suspensions or modification of interconnection obligations under the Telecom Act as a company that serves less than two percent of the nation's access lines, where such interconnection obligations would otherwise cause undue economic burden or are technically infeasible.

The FCC has adopted rules regulating the pricing of the provision of unbundled network elements by ILECs. On May 13, 2002, the Supreme Court affirmed that the FCC's rules basing unbundled network element, or UNE, pricing on forward-looking economic costs, including total element long-run incremental costs methodology, or TELRIC, were proper under the Telecom Act. The Court also affirmed the FCC's requirement that ILECs combine UNEs for competitors when they are unable to do so themselves. Although the United States Supreme Court has upheld the FCC's authority to adopt TELRIC pricing rules, the specific pricing guidelines created by the FCC remain subject to review by the federal courts. In addition to proceedings regarding the FCC's pricing rules, the FCC's other interconnection requirements remain subject to further court and FCC proceedings.

The Telecom Act requires utilities to provide access to their poles, ducts, conduits and rights-of-way to telecom carriers on a nondiscriminatory basis. In October 2000, the FCC adopted rules prohibiting certain anticompetitive contracts between carriers and owners of multi-tenant buildings, requiring ILECs to disclose existing demarcation points in such buildings and to afford competitors with access to rights-of-way, and prohibiting restrictions on the use of antennae by users which have a direct or indirect ownership or leasehold interest in such properties.

On February 20, 2003, the FCC announced a decision to revise its rules requiring the unbundling of network elements by the ILECs. Although a written order has not yet been issued, it appears that the new regulations limit the obligation of the ILECs to provide access to broadband network facilities. The new rules do not require ILECs to make fiber-to-the-home loops or the increased transmission capacity that exists after the extension of fiber networks further into a neighborhood available to CLECs. Similarly, the FCC eliminated the requirement that line-sharing, where a CLEC offers high-speed Internet access over certain frequencies while the ILEC provides voice telephone services over other frequencies using the same local loop, be available as an unbundled element.

The new rules redefine the standard for determining which services are subject to mandatory unbundling by requiring that, for a network element to be required to be unbundled, a CLEC must demonstrate that a lack of access to an ILEC's network element creates barriers, including operational and economic barriers, to its entry into the local telecommunications market which are likely to make entry into that market unprofitable. The FCC also eliminated its presumption that switching for business customers served by high-capacity loops, such as DS-1, must be unbundled to ensure competition. Instead, state utility commissions will have 90 days to determine based on market conditions that such switching must still be unbundled to preserve competition. The FCC also eliminated the current limited requirement for unbundling of packet switching.

The new rules provide state utility commissions with an increased role in determining which individual elements must be unbundled in the markets they regulate. The state utility commissions are to make detailed assessments of the status of competition in the markets within their states to ensure that the unbundling requirements are applied in a manner consistent with the newly announced standard for determining which services are subject to mandatory unbundling. The FCC also apparently intends to open a Further Notice of Proposed Rulemaking seeking comment on whether the FCC should modify the pick-and-choose rule that permits requesting CLECs to opt into individual portions of interconnection agreements without accepting all the terms and conditions of such agreements.

The new rules are expected to be subject to court review, and legislation on the same matters covered in the rules is possible. The Chairman of the FCC has indicated that he believes that these new regulations do not comply with the requirements of a court decision on UNEs. There can be no assurance that our businesses will not be adversely affected by the implementation of these new regulations, state utility commission actions based upon the new regulations, new legislation passed in response to the new regulations or any court decisions that result from a legal challenge to these regulations. In particular, to the extent that the FCC's limitation on access to fiber deployed in local loop facilities limits our ability to obtain unbundled local loops for use in serving our ICD customers, our business could be adversely affected.

Bell Operating Company Entry into Long Distance Services. Our principal competitor for local services in each area where we operate as a CLEC is an ILEC. In many of these areas, the ILEC is a Regional Bell Operating Company, or RBOC. Although RBOCs and their affiliates were, prior to the passage of the Telecom Act, prohibited from providing long distance services, the Telecom Act allows a RBOC to provide long distance service in its own local service region upon a determination by the FCC that it had satisfied a 14-point checklist of competitive requirements. This provision increases the RBOC's incentives to open their markets to competition, to the benefit of CLECs; obtaining long distance service authority increases the ability of the RBOCs to compete against providers of integrated communications services. To date, the FCC has authorized RBOCs to provide in-region long distance services in thirty-seven states and the District of Columbia. This list of states in which RBOC in-region authority has been granted and in which we operate includes North Carolina, Georgia, Alabama, Mississippi and Louisiana. The only state in which the FCC has not authorized RBOC in-region long distance services and in which we operate is Illinois.

Relaxation of Regulation. Through a series of proceedings, the FCC has decreased the regulatory requirements applicable to carriers that do not dominate their markets. All providers of domestic interstate services other than ILECs are classified as non-dominant carriers. Our ILEC subsidiaries that operate as non-dominant carriers are subject to relatively limited regulation by the FCC. Among other requirements, these subsidiaries must offer interstate services at just and reasonable rates in a manner that is not unreasonably discriminatory.

The FCC phased out the ability of long distance carriers to provide domestic interstate services pursuant to tariffs during 2001. These carriers are no longer able to rely on tariffs as a means of specifying the prices, terms and conditions under which they offer interstate services. The FCC has adopted rules that require long distance carriers to make specific public disclosures on the carriers' Internet web sites.

Universal Service. The FCC is required to establish a "universal service" program that is intended to ensure that affordable, quality telecommunications services are available to all Americans. The Telecom Act sets forth policies and establishes certain standards in support of universal service, including that consumers in rural areas should have access to telecommunications and information services that are reasonably comparable in rates and other terms to those services provided in urban areas. A revised universal service support mechanism for larger ILECs went into effect on January 1, 2000. A similar new universal service mechanism for rate-of-return ILECs, known as the ICLS, went into effect January 1, 2002.

Per FCC rules, all ILECs were required to file universal service funding disaggregation studies with their respective state regulatory commissions on May 15, 2002. Our ILEC subsidiaries developed and filed such studies in compliance with FCC rules. These studies identify the amount of portable universal service funding that would be available to a competitor that has been certified as an Eligible Telecommunications Carrier, or ETC.
Information regarding portable universal service funding associated with each ILEC is available at the web site of the Universal Service Administrative Corporation, or USAC.

Competitive local exchange carriers that have been granted ETC status are eligible to receive the same amount of universal service per customer as the ILEC serving the universal service area. To date, only one carrier has been granted ETC status in an area served by our ILEC subsidiaries. In Alabama, a cellular provider has been certified as an ETC in areas served by Gulf Telephone Company. As this cellular provider introduces services to customers in this geographic area and/or submits claims for existing customers, it will be eligible to draw universal service funds. The amounts of universal service funds paid to all ETCs, including ILECs, can be found at the USAC web site. Under current rules and procedures, the payment of universal service funding to an ETC in an area served by an ILEC does not reduce the funding to the ILEC. However, the growth of the fund due to payments to new ETCs has raised awareness of the FCC. The FCC review of the situation could result in rules being promulgated that could reduce universal service funding to our ILEC subsidiaries.

Our ILEC subsidiaries receive federal and state universal service support and are required to make contributions to federal and state universal service support. Our contribution to federal universal service support programs is assessed against our interstate end-user telecommunications revenues. Our contribution for such state programs is assessed against our intrastate revenues. Although many states are likely to adopt an assessment methodology similar to the federal methodology, states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules.

On December 13, 2002, the FCC released rules making minor changes to the procedures related to universal service fund assessments. This includes a higher assessment to wireless carriers, use of a current (rather than historical) basis of revenues for assessments, and rules limiting the charges to individual carriers to no more than the assessment percentage on that customer's interstate revenues. These new rules are not expected to have any significant impacts on the operations of our ILEC subsidiaries. In the order, the FCC also asked for comment on proposed changes to the way the assessments are recovered from end users, proposing to assess end users on a per line or per number basis rather than on the basis of retail-billed revenues. No decision from this notice of proposed rulemaking has been issued.

Internet. The FCC has to date treated Internet service providers, or ISPs, as enhanced service providers rather than common carriers. As such, ISPs have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute to universal service funds. As part of a reciprocal compensation order, the FCC has determined that both dedicated and dial-up calls from a customer to an ISP are interstate, not local, calls and, therefore, are subject to the FCC's jurisdiction. On March 24, 2000, the United States Court of Appeals for the District of Columbia vacated and remanded this determination so that the FCC can explain more clearly why such calls are not considered local. In April 2001, the FCC released an order that reclassified Internet service as information access and therefore not subject to reciprocal compensation. This finding was appealed to the United States Court of Appeals for the District of Columbia, which, on May 3, 2002, remanded the issue back to the FCC, finding that the FCC's basis of its decision was insufficient. The FCC has not issued a further order establishing a different basis for its decision.

Internet services are subject to a variety of other federal laws and regulations, including with regard to privacy, indecency, copyright and tax.

On April 27, 2001, the FCC released a notice of proposed rulemaking addressing inter-carrier compensation issues. Under this rulemaking, the FCC asked for comment on a "bill and keep" compensation method that would overhaul the existing rules governing reciprocal compensation and access charge regulation. The outcome of this proceeding could change the way we receive compensation from other carriers and our end users. At this time, we cannot estimate whether any such changes will occur or, if they do, what the effect of the changes on our wireline revenues and expenses would be.

On May 22, 2001, the FCC released an order adopting the recommendation of the Federal-State Joint Board to impose an interim freeze of the Part 36 category relationships and jurisdictional cost allocation factors for price cap ILECs and a freeze of all allocation factors for rate-of-return ILECs. This order also gave rate-of-return ILECs a one-time option to freeze their Part 36 category relationships in addition to their jurisdictional allocation factors. The freeze is in effect from July 1, 2001 through June 30, 2006, or until the FCC has completed comprehensive separations reform, whichever comes first. The frozen allocation factors and category relationships will be based on carriers' separations studies for calendar year 2000. Our ILEC subsidiaries opted not to freeze their allocation factors.

Customer Information. Carriers are subject to limitations on the use of customer information the carrier acquires by virtue of providing telecommunications services. Protected information includes information related to the quantity, technical configuration, type, destination and the amount of use of services. A carrier may not use such information acquired through one of its service offerings to market certain other service offerings without the approval of the affected customers. These restrictions may affect our ability to market a variety of packaged services to existing customers. We are also subject to laws and regulations requiring the implementation of capabilities and provision of access to information for law enforcement and national security purposes.

Preferred Carrier Selection Changes. A customer may change its preferred long distance carrier at any time, but the FCC and some states regulate this process and require that specific procedures be followed. When these procedures are not followed, particularly if the change is unauthorized or fraudulent, the process is known as slamming. The FCC has levied substantial fines for slamming and has recently increased the penalties for slamming. No such fines have been assessed against us.


State regulation - Incumbent local telephone company

Most states have some form of certification requirement which requires telecommunications providers to obtain authority from the state telecommunications regulatory commission prior to offering common carrier services. Our operating subsidiaries in Alabama, Illinois, North Carolina and Georgia are ILECs and are certified in those states to provide local telephone services.

State telecommunications regulatory commissions generally regulate the rates ILECs charge for intrastate services, including rates for intrastate access services paid by providers of intrastate long distance services. ILECs must file tariffs setting forth the terms, conditions and prices for their intrastate services. Under the Telecom Act, state telecommunications regulatory agencies have jurisdiction to arbitrate and review interconnection disputes and agreements between ILECs and CLECs, in accordance with rules set by the FCC. State regulatory commissions may also formulate rules regarding taxes and fees imposed on providers of telecommunications services within their respective states to support state universal service programs.

In Alabama, Gulf Telephone Company, or GTC, is subject to regulation by the Alabama Public Service Commission, or the APSC. GTC must have tariffs approved by and on file with that commission for basic, non-basic and interconnection services. The APSC has proposed to expand flat-rated local calling areas to provide county-wide flat rated calling. GTC operates entirely in South Baldwin County and provides flat-rated local calling to its entire service area. The APSC's proposal, if enacted, would result in decreased intrastate toll calling, with a possible increase in local rate to offset the reduced long distance revenue. It is not known whether the APSC will proceed with this plan or how such a plan would impact GTC's overall revenues.

The Illinois Commerce Commission, or ICC, regulates Gallatin River Communications, or GRC. GRC provides services pursuant to tariffs that are filed with, and subject to the approval of, the ICC. The rates for these services are regulated on a rate of return basis by the ICC, although GRC has pricing flexibility with respect to services that have been deemed competitive by the ICC, such as digital centrex, high capacity digital service, intraLATA toll service, wide area telephone service and digital data services. The ICC has approved several interconnection agreements under the Telecom Act between GRC and mobile wireless carriers, as well as agreements between GRC and facility-based CLECs. GRC is required to support state universal service programs and is subject to ICC rules implementing these and the federal universal service programs. The ICC is currently rewriting the rules applicable to requests for rate increases by regulated entities.

In North Carolina, our ILEC subsidiary, MebTel, is regulated by the North Carolina Utilities Commission, or NCUC. MebTel provides service pursuant to tariffs that are filed with, and subject to the approval of, the NCUC. Effective January 1, 2000, a price cap plan applies to MebTel's rates for intrastate services, replacing rate of return regulation. MebTel is subject to commission rules implementing state and federal universal service programs.

In Georgia, Coastal Utilities, Inc., or CUI, is regulated by the Georgia Public Service Commission, or GPSC. Passage of the Telecommunications and Competition Development Act of 1995 in Georgia significantly changed the GPSC's regulatory responsibilities. Instead of setting prices for telecommunications services, the GPSC now manages and facilitates the transition to competitive markets, establishes and administers a universal access fund, monitors rates and service quality, and mediates disputes between competitors. A price cap plan applies to CUI's rates for intrastate services.

In Alabama, Georgia and North Carolina, BellSouth has proposed changes to compensation arrangements between itself and the rural ILECs, including our ILECs. Under this set of proposals, the companies have agreed to "meet-point" billing of intraLATA private line customers. Under this arrangement, both our ILEC and BellSouth would bill end users for their respective portion of intraLATA private line services with one end in our ILECs' service area and the other end in BellSouth's service area. BellSouth has also entered into meet-point billing arrangements with wireless carriers in Alabama, Georgia and North Carolina. Where BellSouth serves as the tandem switching point between these wireless carriers and our ILECs, BellSouth will no longer compensate us for termination of these calls. Instead, BellSouth will provide billing records to our ILECs and our ILECs will enter into interconnection agreements with the wireless carriers and bill the wireless carriers directly for terminating traffic from the wireless carrier to our customers. In addition, the wireless carriers are expected to bill our ILEC for calls from our customer to the customers of wireless carriers. MebTel has challenged BellSouth's right to send traffic over BellSouth trunks and avoid payment of compensation in North Carolina. A docket has been established at the NCUC to evaluate the situation. CUI has also challenged BellSouth's compensation plan in Georgia and a group sponsored by the Georgia Telephone Association has been negotiating with BellSouth to resolve this situation. The changes in this arrangement are expected to reduce the net intercarrier revenues available to our ILECs.

State Regulation - Competitive local telephone company

MRC is certified to provide intrastate local, toll and access services in the states of Illinois, North Carolina, South Carolina, Tennessee, Georgia, Florida, Alabama, Mississippi, Louisiana and Texas. In association with these certifications, MRC has filed state local, access and toll tariffs in all states except North Carolina, in which, pursuant to Commission rules, MRC has filed a price list. MRC has filed interstate access tariffs and maintains long distance rates on its web site in conformance with FCC orders. Tariffs are updated as needed and periodic state financial and quality of service filings are made as required.

MRC has interconnection agreements with Verizon in Illinois and North Carolina, with Sprint in North Carolina, with SBC in Texas and Illinois, and with BellSouth in its nine state operating area. These interconnection agreements govern the relationship between the ILECs and MRC's operations in the areas of resale of retail services, reciprocal compensation, central office collocation, purchase of unbundled network elements and use of operational support systems.

Local government authorizations

We are required to obtain from municipal authorities, on street opening and construction permits or operating franchises to install and expand fiber optic facilities in certain cities. We have obtained such municipal franchises in our incumbent local telephone company territories in Alabama, North Carolina, Illinois and Georgia. In some cities, subcontractors or electric utilities with which we have contracts may already possess the requisite authorizations to construct or expand our networks.

Some jurisdictions where we may provide service require license or franchise fees based on a percent of certain revenues. There are no assurances that jurisdictions that do not currently impose fees will not seek to impose fees in the future. The Telecom Act requires jurisdictions to charge nondiscriminatory fees to all telecom providers, but it is uncertain how quickly this requirement will be implemented by particular jurisdictions in which the ICD operates, especially regarding materially lower fees that may be charged to ILECs.

                                  MANAGEMENT
                                  ----------

Board of Managers and Executive Officers

We are a wholly-owned subsidiary of and are managed by our sole member, MRTC. The Board of Managers of MRTC and, accordingly, our Board of Managers, consist of the following nine individuals: J. Stephen Vanderwoude, Chairman, James D. Ogg, Paul H. Sunu, James N. Perry, Jr., James H. Kirby, Sanjeev K. Mehra, Joseph P. DiSabato, Mark A. Pelson and Albert J. Dobron, Jr. At present, all managers are appointed by certain groups that comprise the members of MRTC. The members holding a majority of MRTC's member units, which include affiliates of Madison Dearborn Partners, affiliates of Goldman Sachs and affiliates of Providence Equity Partners, are each entitled to appoint up to two individuals to the Board of Managers. The members holding a majority of the member units held by management personnel subject to employment agreements are entitled to appoint up to three individuals to the Board of Managers, at least two of whom must be J. Stephen Vanderwoude, James
D. Ogg or Paul H. Sunu. In the event that an appointed Manager ceases to serve as a member of the Board of Managers, the resulting vacancy on the Board of Managers must be filled by a person appointed by the members that appointed the withdrawn Manager. The following table sets forth certain information regarding the members of MRTC's and our Board of Managers as well as executive officers and other key officers of Madison River Capital, or MRCL, and its operating subsidiaries.

Name                      Age   Position
----------------------    ---   -----------------------------------------------------------------
J. Stephen Vanderwoude    59    Managing Director - Chairman and Chief Executive Officer; Member
                                   of Board of Managers
James D. Ogg              63    Managing Director and Chairman - LTD; Member of Board of Managers
Paul H. Sunu              47    Managing Director - Chief Financial Officer and Secretary; Member
                                   of Board of Managers
Kenneth Amburn            60    Managing Director - Chief Operating Officer
Bruce J. Becker           56    Managing Director - Chief Technology Officer
Michael T. Skrivan        48    Managing Director - Revenues
Joseph P. DiSabato        36    Member of Board of Managers
Albert J. Dobron, Jr.     34    Member of Board of Managers
James H. Kirby            35    Member of Board of Managers
Sanjeev K. Mehra          42    Member of Board of Managers
Mark A. Pelson            41    Member of Board of Managers
James N. Perry, Jr.       42    Member of Board of Managers


The following sets forth certain biographical information with respect to the members of our Board of Managers and our executive officers:

Mr. J. Stephen Vanderwoude, a founding member of MRTC in 1996, serves as Managing Director - Chairman and Chief Executive Officer of MRTC, a position he has served since 1996. Since August 1999, the date of organization of MRCL, Mr. Vanderwoude has also served as Managing Director - Chairman and Chief Executive Officer of MRCL. He has over 35 years of telecommunications experience including serving as President and Chief Operating Officer and a Director of Centel Corporation and President and Chief Operating Officer of the Local Telecommunications division of Sprint Corporation. He is currently a director of Centennial Communications and First Midwest Bancorp.

Mr. James D. Ogg, a founding member of MRTC in 1996, serves as a Managing Director of MRTC and MRCL and is Chairman of the LTD. Mr. Ogg has served as a Managing Director of MRTC since 1996 and as a Managing Director of MRCL since August 1999, the date of organization of MRCL. He has over 44 years of telecommunications experience including serving as President of Centel-Illinois and Vice President and General Manager of Centel-Virginia and Centel-North Carolina. Mr. Ogg has also served as Vice President-Strategic Pricing and Vice President for Governmental Relations for Centel Corporation. In this capacity, Mr. Ogg managed Centel's Washington, D.C. office and was responsible for advocacy of corporate policy on telecommunications, cable and electric businesses before Congress and federal regulatory agencies. Mr. Ogg has successfully testified in or managed 17 rate cases and brings extensive experience in dealing with federal and state regulatory processes. Mr. Ogg currently represents Madison River on the board of the United States Telecom Association.

Mr. Paul H. Sunu, a founding member of MRTC in 1996, serves as Managing Director - Chief Financial Officer and Secretary of MRTC and MRCL. Mr. Sunu has served as a Managing Director of MRTC since 1996 and as a Managing Director of MRCL since August 1999, the date of organization of MRCL. Mr. Sunu is a certified public accountant and a member of the Illinois Bar with 21 years of experience in finance, tax, treasury, securities and law.

Mr. Kenneth Amburn serves as a Managing Director - Chief Operating Officer of MRTC and MRCL. Mr. Amburn has served as a Managing Director of MRTC since joining MRTC in 1998 and as a Managing Director of MRCL since August 1999, the date of organization of MRCL. Prior to joining Madison River, Mr. Amburn established entrepreneurial operations through his service with Network Construction Services, Inc. as Executive Vice President and a member of its board of directors from 1995 to 1998. He has over 37 years of telecommunications experience including service as Vice President - Operations for Centel-Texas where he had oversight for operations involving over 280,000 access lines and for customer services, network maintenance, construction and overall business operations for Texas. Mr. Amburn has also served as Vice President, East Region Telecommunications for Citizens Utilities where he was responsible for establishing the operations and completing the transition of 1,400 employees to Citizens Utilities in connection with a 500,000 access line purchase from GTE.

Mr. Bruce J. Becker serves as Managing Director - Chief Technology Officer of MRTC and MRCL. Mr. Becker has served as a Managing Director of MRTC since joining MRTC in 1999 and as a Managing Director of MRCL since August 1999, the date of organization of MRCL. From 1997 to 1998, Mr. Becker founded and served as President of BTC Partners LTD., a telecommunications consulting firm providing services to an array of CLECs, ILECs, CATV providers, telecommunications and data transport equipment manufacturers and investment groups. He has over 39 years of telecommunications experience and has served as the Senior Vice President of Operations and Planning for ICG Telecommunications, Chief Information Officer for ICG's Telecommunications Group and Vice President of Strategic and Technical Planning for Centel Corporation. Mr. Becker has also served as a voting director of the T1 Committee, a director on the UNLV School of Engineering Board, a senior member of Northern Telecom's technical advisory board, an active member of USTA and has testified as an expert witness at the state and federal level on numerous rate and technology proceedings and inquiries.

Mr. Michael T. Skrivan serves as Managing Director - Revenues for MRTC and MRCL. Mr. Skrivan has served as a Managing Director of MRTC since joining MRTC in 1999 and as a Managing Director of MRCL since August 1999, the date of organization of MRCL. He is a certified public accountant and a certified management accountant with 24 years of experience in the telecommunications industry. Prior to joining MRTC, Mr. Skrivan was a founding member in the consulting firm of Harris, Skrivan & Associates, LLC, which provides regulatory and financial services to local exchange carriers from 1995 to 1999. Mr. Skrivan is a Vice Chairman and member of the Telecom Policy Committee of the United States Telecom Association.

Mr. Joseph P. DiSabato is a member of the Board of Managers and a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division where he has been employed since 1994. Mr. DiSabato serves on the Board of Directors of Amscan Holdings, Inc., SCP Communications, Inc. and several privately held companies on behalf of Goldman Sachs.

Mr. Albert J. Dobron, Jr. is a member of the Board of Managers and a Vice President of Providence Equity Partners. He has been at Providence Equity Partners since 1999. Prior to that time, Mr. Dobron worked for Morgan Stanley & Co. from 1996 to 1999 in mergers and acquisitions and held positions with the K.A.D. Companies, a private equity investment group, working primarily in an operating role with one of the firm's portfolio companies. Mr. Dobron is on the Board of Directors of Surebridge, Inc. and CC3 Holdings, Inc.

Mr. James H. Kirby is a member of the Board of Managers and a Managing Director of Madison Dearborn Partners. He joined Madison Dearborn Partners in 1996 and focuses on private equity investing in the communications industry. Mr. Kirby currently serves on the Boards of Directors of iplan, LLC, New Radio Tower GmbH, PaeTec Communications, Inc. and Star Technology Group Limited.

Mr. Sanjeev K. Mehra is a member of the Board of Managers and a Managing Director in Goldman Sachs' Merchant Banking Division since 1996. He serves on the boards of Burger King Corp., Amscan Holdings, Inc., Hexcel Corporation and on the boards of several portfolio companies. He is a member of the Principal Investment Area's Investment Committee.

Mr. Mark A. Pelson is a member of the Board of Managers and a Managing Director of Providence Equity Partners where he has been employed since 1996. Mr. Pelson is currently also a director of Carrier 1 International S.A., Global Metro Networks, Homebase Acquisition, LLC and Language Line Holdings, LLC.

Mr. James N. Perry, Jr. is a member of the Board of Managers and a Managing Director and co-founder of Madison Dearborn Partners. Mr. Perry concentrates on investments in the communications industry and currently also serves on the Boards of Directors of Allegiance Telecom, Inc., Focal Communications Corporation and XM Satellite Radio Inc.

Committees of the Board of Managers

The Board of Managers has an Audit Committee and a Compensation Committee. The Audit Committee, which is comprised of Messrs. James Kirby and Mark Pelson, is responsible for overseeing the actions of our independent auditors and reviewing our internal financial and accounting controls and policies. The Compensation Committee, which is comprised of Messrs. James Perry, Sanjeev Mehra and J. Stephen Vanderwoude, is responsible for determining salaries, incentives and other forms of compensation for officers and other employees and administers various incentive compensation and benefit plans. One member of our Compensation Committee, Mr. Vanderwoude, also serves as our Chairman and Chief Executive Officer.

All executive officers serve at the discretion of the Board of Managers, subject to the terms of any employment agreements. There are no family relationships among managers and executive officers.

Compensation of Managers and Executive Officers

The following table sets forth certain information regarding the cash and non-cash compensation paid to the Chief Executive Officer and to each of our four most highly compensated executive officers other than the Chief Executive Officer, whose combined salary and bonus exceeded $100,000 during the fiscal years ended December 31, 2002, 2001 and 2000. We refer to these individuals as the Named Executive Officers. The managers of Madison River Capital do not receive any compensation for serving on the Board of Managers.

                           Summary Compensation Table

                                                                             Long-term
                                                                           Compensation
Name                                 Annual Compensation                      Awards
----                      -----------------------------------------------  ------------
                                                                            Securities
                                                                            Underlying
                                                             Other Annual   Unit Option       All Other
                          Year       Salary        Bonus   Compensation (1)   Grants      Compensation (2)
                          ----     ---------     --------- ---------------- -----------    ----------------
J. Stephen Vanderwoude      2002     $ 285,425     $ 240,000   $     1,817       -           $     5,500
(Chairman and CEO)          2001       195,720       265,000         1,625       -                 5,100
                            2000       169,647       190,000           -         -                 5,250

James D. Ogg                2002       160,000        23,398           -         -                 4,105
(Chairman of the LTD)       2001       160,000        40,000           -         -                 5,309
                            2000       160,202        89,010           -         -                 5,250

Paul H. Sunu                2002       225,111       163,398   $     1,817       -                 5,500
(Chief Financial Officer    2001       199,050       175,000           875       -                 5,100
     and Secretary)         2000       160,014       140,000           -         -                 5,250

Kenneth Amburn              2002       180,000        66,000           -         -                 6,514
(Chief Operating Officer)   2001       179,616        60,000           -         -                 6,255
                            2000       160,053        60,000           -         -                 5,250

Bruce J. Becker             2002       180,000        83,398           -         -                   -
(Chief Technology Officer)  2001       179,616       120,000           -         -                   798
                            2000       160,000        80,000           -         -                 5,250

(1) Other annual compensation consists of an auto allowance.
(2) Includes matching contributions for the 401(k) savings plan and group term life insurance premiums paid on behalf of certain officers.

401(k) Savings Plans

In 1998, we established a 401(k) savings plan covering substantially all of our employees, except for employees of Gulf Telephone Company that have their own 401(k) savings plan, that meet certain age and employment criteria. Pursuant to the plan, eligible employees may elect to reduce their current compensation up to certain dollar amounts that do not exceed legislated maximums. We have agreed to contribute an amount equal to 50% of employee contributions for the first 6% of compensation contributed on behalf of all participants. We made matching contributions to this plan of approximately $687,000, $859,000 and $811,000 in 2002, 2001 and 2000, respectively. In addition, we made a discretionary contribution of $200,000 in 2000. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by us to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn and our contributions are deductible by us when made.

Long-Term Incentive Plan

In 1998, we adopted a long-term incentive plan arrangement which provides for annual incentive awards for certain employees as approved by the Board of Managers. Under the terms of the plan, annual awards are expensed over the succeeding 12 months after the award is determined. The incentive awards vest automatically at the time of a qualified event as defined under the plan. Vested awards are payable under certain circumstances as defined under the long-term incentive plan arrangement. We recognized compensation expense of $5,284,000, $1,271,000 and $4,772,000 in the years ended December 31, 2002,
2001 and 2000, respectively, related to the long-term incentive awards.

Pension Plan

In May 1998, we adopted a noncontributory defined benefit pension plan, which was transferred to us from our subsidiary, Mebtel, Inc. The plan covers all full-time employees, except employees of Gulf Coast Services, who have met certain age and service requirements and provides benefits based upon the participants' final average compensation and years of service. Our policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974, as amended.

Employment Agreements

We have entered into employment, confidentiality and noncompetition agreements with J. Stephen Vanderwoude, James D. Ogg, Paul H. Sunu, Kenneth Amburn, Michael T. Skrivan and Bruce J. Becker. The agreements provide for employment of each executive for specified periods of time, ranging up to three years, subject to termination by either party (with or without cause) on 30 days' prior written notice. The agreements also provide that employees may not disclose any confidential information while employed by us or thereafter. Additionally, the agreements provide that the employees will not compete with us for a period of up to a maximum of 15 months following termination for cause or voluntary termination of employment.

                              PRINCIPAL MEMBERS
                              -----------------

All of Madison River Capital's outstanding member units are owned by Madison River Telephone Company. The following table sets forth certain information regarding the beneficial ownership of MRTC's member units as of March 15, 2003 by (A) each holder known by MRTC to beneficially own five percent or more of such member units, (B) each executive officer of MRTC and (C) all executive officers and managers as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Options or warrants to purchase member units that are currently exercisable or exercisable within 60 days of March 15, 2003 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                                               Number of Class A
                                               Units, Warrants or
                                                Options Held by      Percentage
Name                                               Member             of Units
----                                           ------------------    ----------
J. Stephen Vanderwoude                         5,454,696.70 (1)        2.36%
James D. Ogg                                   1,019,647.46 (1)         *
Paul H. Sunu                                   1,198,684.24 (1)         *
Bruce J. Becker                                  421,710.68 (1)         *
Kenneth Amburn                                      -                   -
Madison Dearborn Partners group (2)           85,962,015.42           37.22%
Goldman Sachs group (3)                       71,635,012.69           31.01%
Providence Equity Partners group (4)          47,279,108.13           20.47%
Daniel M. Bryant (5)                          12,000,000.00            5.20%
G. Allan Bryant (6)                           12,000,000.00            5.20%
All executive officers and managers
   as a group (12 persons)                   212,970,875.32           92.21%

* Represents less than one percent (1%).


(1) Excludes the following incentive interests granted to management. The units granted to the named executive officers below vest over time while the units granted to the Madison River Long Term Incentive Plan contain vesting provisions which are contingent upon the occurrence of certain liquidity events, including the sale of the company or an initial public offering:

                                         Class B Units       Class C Units
                                         -------------       -------------
      J. Stephen Vanderwoude                 3,000               1,550 (a)
      James D. Ogg                           1,500               1,150
      Paul H. Sunu                           1,000               1,150
      Bruce J. Becker                          -                   770
      Madison River Long Term
        Incentive Plan                       3,835               5,067

      (a) Includes 1,200 units that the named executive officer gifted in trust to his three adult children for which the named executive officer disclaims beneficial ownership.

(2) Includes 392,610 units which Madison Dearborn Capital Partners, L.P. has the right to acquire upon conversion of existing indebtedness and 76,569,405.42 units held by Madison Dearborn Capital Partners II, L.P.; 8,711,355.10 units held by Madison Dearborn Capital Partners III, L.P.; 193,429.77 units held by Madison Dearborn Special Equity III, L.P.; 75,000.00 units held by Madison Dearborn Special Advisors Fund I, LLC; and 20,215.13 units held by Madison Dearborn Special Co-Invest Partners I.
(3) Includes 37,331,285.78 units held by GS Capital Partners II, L.P.; 7,614,577.66 units held by GSCPII Mad River Holding, L.P.; 1,657,820.36 units held by GSCPII Germany Mad River Holding, L.P.; 17,867,826.82 units held by GSCPII Offshore Mad River Holding, L.P.; 2,341,390.43 units held by Bridge Street Fund 1997, L.P.; and 4,822,111.85 units held by Stone Street Fund 1997, L.P.
(4) Includes 46,628,924.50 units held by Providence Equity Partners, L.P. and 650,183.63 units held by Providence Equity Partners II L.P.
(5) Includes 6,000,000 units held by Daniel M. Bryant and 6,000,000 units held by The Michael E. Bryant Life Trust of which Daniel M. Bryant is a trustee. Daniel M. Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust.
(6) Includes 6,000,000 units held by G. Allan Bryant and 6,000,000 units held by The Michael E. Bryant Life Trust of which G. Allan Bryant is a trustee. G. Allan Bryant disclaims beneficial ownership of the units held by The Michael E. Bryant Life Trust.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                ----------------------------------------------

        On April 10, 2002, Madison River Telephone Company announced the completion of an agreement with the former shareholders of Coastal Utilities, Inc., which, among other things, modified certain provisions of the CCI shareholders agreement that was entered into when CCI acquired Coastal Utilities in March 2000. Under the terms of the agreement, the former shareholders exchanged all of their Series B stock and 40% of their Series A stock in CCI for 18.0 million Class A units in MRTC valued at $1 per unit and three term notes issued by MRTC, in the aggregate principal amount of $20.0 million, payable over eight years and bearing interest at approximately 8.4%. In addition, CCI redeemed 30 shares of Series A stock retained by the former shareholders for $33,333.33 per share, or approximately $1.0 million, at the closing of the transaction. Under the terms of CCI's amended shareholders agreement, the former shareholders have the right, beginning May 31, 2003 and ending September 30, 2007, to require CCI to redeem their remaining 150 shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1.0 million, in any thirteen-month period. As a result of this transaction, the total outstanding Class A units in MRTC as of April 15, 2002 was 230,970,875.32 units.

On January 4, 2002, ORVS Madison River sold its interest in MRTC, which consisted of 5,550,253.16 Class A units at December 31, 2001, to certain members of management and to MRTC for approximately $1.21 to $1.23 per unit. MRTC repurchased 1,632,427.40 of the Class A units and retired them. Members of management purchasing Class A units from ORVS Madison River were J. Stephen Vanderwoude (2,489,450.97 units), James D. Ogg (544,142.74 units), Paul H. Sunu (462,521.37 units) and Bruce J. Becker (421,710.68 units). To finance a portion of their purchase of Class A units from ORVS Madison River, Paul H. Sunu, James D. Ogg and Bruce J. Becker each borrowed $466.7 thousand, or a total of $1.4 million, from Madison River Capital. The loans, payable on demand, bear interest at 5% and are secured by the respective individual's Class A interests purchased. As of March 15, 2003, $1.4 million was outstanding under these loans.

Paul H. Sunu and James D. Ogg each have loans outstanding that are payable to MRTC. The proceeds of these loans were used to purchase 250,000.00 Class A units in Madison River Telephone Company. The loans, payable on demand, bear interest at 5% and are secured by Class A interests. As of March 15, 2003, Paul H. Sunu and James D. Ogg had outstanding loan amounts of $298.6 thousand and $299.8 thousand, respectively.

                      DESCRIPTION OF OTHER INDEBTEDNESS
                      ---------------------------------

The following is a summary of the material terms of our indebtedness other than the notes. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, all provisions of the agreements evidencing such indebtedness. Terms used and not defined herein have the meanings given to them in the agreements described.

The borrower for our loan and secured revolving line of credit agreements with the RTFC is our subsidiary, Madison River LTD Funding Corp., or MRLTDF. As of December 31, 2002, we had approximately $440.1 million in term loans outstanding with the RTFC. Of this amount, $422.0 million bear fixed interest rates that range between 6.5% and 8.5%, with a weighted average rate approximating 7.94%. The fixed interest rates expire at various times, beginning in April 2003 up through April 2005, depending on the terms of the note, at which time the note will convert to a variable rate. We have the ability to fix these interest rates after the date of the fixed rate expiration at the RTFC's then-prevailing interest rate for long-tem debt with similar maturities. The remaining $18.1 million in term loans have variable interest rates that range from 5.6% to 6.0% at December 31, 2002, or a weighted average interest rate of 5.8%.

As a condition of obtaining long-term financing from the RTFC, we purchased subordinated capital certificates, or SCCs, that represent ownership interests in the RTFC. Depending on the loan agreement, we purchased SCCs equivalent to either 5% or 10% of the amount borrowed. The RTFC financed the purchase of the SCCs by increasing the balance advanced for a loan by an amount equal to the SCCs purchased. In December 2000, we refinanced our outstanding loan agreements with the RTFC and, at that time, agreed to increase the level of SCCs we held to a balance equivalent to 10% of the outstanding balance remaining on all of the term loans.

At December 31, 2002, we owned $46.1 million in SCCs. The SCCs are redeemed for cash on an annual basis, at par, in an amount equivalent to 10% of the term loan principal that was repaid in the prior year. In March 2003 and 2002, the RTFC redeemed approximately $2.0 million and $1.5 million, respectively, of our SCCs.

In the third quarter of 2002, we drew down the full amount available under a $7.8 million term loan with the RTFC. In accordance with the terms of the loan facility, we purchased SCCs equivalent to 10% of the amount advanced under this term loan, or approximately $778,000, using proceeds from the facility to finance the SCCs purchase. Interest on this facility is payable at the lender's base rate plus 0.35% per annum, or 5.6% at December 31, 2002.

We also receive a share of the RTFC's net margins in the form of patronage capital refunds. Patronage capital is allocated based on the percentage that our interest payments contribute to the RTFC's gross margins. Currently, 70% of the RTFC's patronage capital allocation is retired with cash after the end of the year, and 30% is received in the form of patronage capital certificates. The patronage capital certificates will be retired with cash in accordance with the RTFC's board-approved rotation cycle.

In addition to the term loans, we also have a secured line of credit and an unsecured line of credit with the RTFC. The secured line of credit is a $31.0 million facility and has no annual paydown provisions. The secured line of credit expires in March 2005 and bears interest at the RTFC base rate for a standard line of credit plus 50 basis points, or 6.25% at December 31, 2002. We had advanced $21.0 million against this line of credit at December 31, 2002, and the remaining $10.0 million is fully available to be drawn.
The unsecured line of credit is a $10.0 million facility at Coastal Utilities, Inc. that is available for general corporate purposes and expires in March 2005. Under the terms of the unsecured revolving line of credit agreement, we must repay all amounts advanced under this facility within 360 days of the first advance and bring the outstanding amount to zero for a period of five consecutive days in each 360-day period. The unsecured line of credit, which was fully advanced in the fourth quarter of 2001, was repaid in the third quarter of 2002 and is fully available to be drawn. The unsecured line of credit bears interest at the RTFC base rate for a standard line of credit plus 100 basis points.

The terms of the RTFC loan agreement require MRLTDF to meet and adhere to various financial and administrative covenants. MRLTDF is also, among other things, restricted from declaring or paying dividends to its parent, Madison River Holdings, a wholly-owned subsidiary of Madison River Capital, limited in its ability to make intercompany loans or enter into other affiliated transactions and restricted from incurring additional indebtedness above certain amounts without the consent of the RTFC. As a result of these provisions of the loan agreement, any amounts available under the line of credit facilities discussed above may only be available to MRLTDF and its subsidiaries and not to us or our other subsidiaries to fund obligations.

MRLTDF is required to test its compliance with certain financial ratios on an annual basis. At December 31, 2002, MRLTDF was in compliance with these financial ratios.

Following is a summary of the key provisions and terms of our new agreement with the RTFC. The new agreement contains six term notes with separate advances under each note as follows (dollars in millions):

                                     Amount                                  Date                   Maximum
                                  Outstanding     Interest                   Fixed                  Spread
                                     as of       Rate as of      Fixed      Interest                to RTFC
                                  December 31,   December 31,      or        Rate                    "base"
                   Availabilty        2002           2002       Variable    Expires    Maturity    Rate (1)(2)
                   -----------    ------------   ------------   --------    --------   --------    -----------
Term note 9001:
  Advance No. 1        -             $  12.1         6.50%       Fixed      09/10/03   01/16/13       50 bps
  Advance No. 2        -             $   6.1         8.15%       Fixed      04/11/03   01/16/13       50 bps
  Advance No. 3        -             $   1.0         5.75%      Variable       n.a.    01/16/13       50 bps

Term note 9002:
  Advance No. 1        -             $ 105.8         6.70%       Fixed      11/20/04   10/30/13       75 bps
  Advance No. 2        -             $   5.7         6.00%      Variable       n.a.    10/30/13       75 bps

Term note 9003:
  Advance No. 1        -             $  70.7         8.40%       Fixed      04/11/03   10/30/13       75 bps
  Advance No. 2        -             $   3.6         6.00%      Variable       n.a.    10/30/13       75 bps

Term note 9004:
  Advance No. 1        -             $ 125.6         8.40%       Fixed      10/07/04   09/29/14       35 bps

Term note 9005:
  Advance No. 1        -             $   7.8         5.60%      Variable       n.a.    09/29/14       35 bps

Term note 9006:
  Advance No. 1        -             $ 101.7         8.50%       Fixed      04/25/05   03/29/15       50 bps

(1) The RTFC "base" rate is the rate established by the RTFC from time to time for loans similarly classified.
(2) Pricing subject to reduction based on achievement of a specified leverage ratio and certain other factors.

In addition, we have secured and unsecured revolving line of credit facilities available to us with the following terms (dollars in millions):

                                            Amount                                        Maximum
                                         Outstanding     Interest                         Spread
                                            as of       Rate as of                        to RTFC
                                         December 31,  December 31,                        "base"
                        Availabilty          2002          2002          Maturity        Rate (1)(2)
                        -----------      ------------  ------------      --------        -----------
Secured revolving
  credit facility       $  10.0            $  21.0         6.25%         03/29/05           50 bps

Unsecured revolving
  credit facility       $  10.0                -           6.95%         03/29/05          100 bps

The facilities are secured under a first mortgage lien on substantially all of the property, assets and revenue of MRLTDF and its subsidiaries. Additionally, all of the outstanding equity interests of the following subsidiaries are pledged in support of the facilities: MRLTDF, Madison River Management Company, Gulf Coast Services, Inc., Gulf Telephone Company, Gulf Long Distance, Inc., Gallatin River Holdings L.L.C., Gallatin River Communications L.L.C., MEBTEL, Inc., Coastal Communications, Inc., Coastal Utilities, Inc. and Coastal Long Distance Services, Inc. The following entities provided guarantees in support of the loan facilities: Coastal Utilities, Inc., Gallatin River Holdings L.L.C., Gallatin River Communications L.L.C., Gulf Long Distance, Inc., Gulf Telephone Company, MEBTEL, Inc. and Madison River Management Company.

The terms of the RTFC loan agreement require MRLTDF to meet and adhere to various financial and administrative covenants including:

  * Minimum annual times-interest-earned ratios;
  * Minimum debt service coverage ratios;
  * Maximum leverage ratios;
  * Restrictions on the declaration or payment of dividends or other distributions to its parent, Madison River Holdings, a wholly-owned subsidiary of Madison River Capital;
  * Restrictions on acquiring additional indebtedness or creating liens without the consent of the RTFC; and
  * Limitations on the ability to make intercompany loans, enter into affiliated transactions or purchase certain investments.

As a result of these provisions of the loan agreement, any amounts available under the line of credit facilities discussed above may only be available to MRLTDF and its subsidiaries and not to us or our other subsidiaries to fund obligations.

Our other indebtedness includes a $2.3 million note payable to the former shareholders of Coastal Utilities, Inc. for the purchase of a building used in our operations. The note, which is secured by the building and bears interest at 8.0%, is being repaid in monthly installments of $17,500 with a balloon payment of approximately $2.2 million due in April 2006. In addition, we also have a miscellaneous note payable of $0.4 million that bears interest at 8.0% and is due on demand.

                           DESCRIPTION OF THE NOTES
                           ------------------------

General

The notes were issued under an indenture, dated as of February 17, 2000, among Madison River Capital, LLC, Madison River Finance Corp. and Norwest Bank Minnesota, National Association (now known as Wells Fargo Bank Minnesota, National Association), as trustee under the indenture. The indenture is governed by New York law. In this section entitled "Description of the Notes," the word "Madison River" refers only to Madison River Capital, LLC and not to any of its subsidiaries, and the word "Finance" refers only to Madison River Finance Corp. and not to any of its subsidiaries, and the word "Issuers" refers collectively to Madison River and Finance. You can find the definitions of certain capitalized terms used in this section under the subheading entitled "-Certain Definitions" below.

Finance is a wholly owned subsidiary of Madison River that was incorporated in Delaware to serve as a co-issuer of the notes. We believe that certain purchasers of the notes may not have been permitted to purchase debt securities of limited liability companies such as Madison River unless a corporation jointly issues such debt securities. Finance will not have any substantial operations or assets and will not have any revenues. As a result, you should not expect Finance to participate in servicing the interest and principal obligations on the notes. See "-Certain Covenants-Restrictions on Activities of Finance" below.

The following description is a summary of the material provisions of the indenture. It does not restate this agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the notes. Copies of the indenture can be obtained by following the instructions contained in this prospectus in the section "Where You Can Find More Information." The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

Brief Description of the Notes

The Notes

  These notes:
    * are general unsecured obligations of the Issuers;
    * are equal in right of payment with all existing and future unsubordinated unsecured Indebtedness of the Issuers; and
    * are senior in right of payment to any future subordinated Indebtedness of the Issuers.

The operations of Madison River are conducted through its subsidiaries and, therefore, Madison River depends on the cash flow of its subsidiaries to meet its obligations, including its obligations under the notes. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of Madison River's subsidiaries. Any right of Madison River to receive assets of any of its subsidiaries upon the subsidiary's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that Madison River is itself recognized as a creditor of the subsidiary, in which case the claims of Madison River would still be subordinate in right of payment to any security in the assets of the subsidiary and any Indebtedness of the subsidiary senior to that held by Madison River. As of December 31, 2002, Madison River's subsidiaries had approximately $463.5 million of Indebtedness and $33.7 million of current trade payables and accrued expenses outstanding.

As of December 31, 2002, all of our subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under the subheading "-Certain Covenants-Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

The Issuers issued notes with a maximum aggregate principal amount of $200 million in denominations of $1,000 and integral multiples of $1,000. The notes will mature on March 1, 2010.

The Issuers may issue additional notes, or Additional notes, from time to time, subject to the provisions of the indenture described below under the caption "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock." The notes and any Additional notes subsequently issued under the indenture would be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest on the notes accrues at the rate of 13 1/4% per annum and is payable semi-annually in arrears on March 1 and September 1. The Issuers will make each interest payment to the Holders of record on the immediately preceding February 15 and August 15.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a Holder of more than $5.0 million in principal amount of the notes has given wire transfer instructions to the Issuers, the Issuers will make all payments of principal, premium and interest on those notes in accordance with those instructions. All other payments on these notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make payments of interest by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

The Trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the Holders of the notes, and either Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the indenture. The Issuers are not required to transfer or exchange any note selected for redemption. Also, the Issuers are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered Holder of a note will be treated as the owner of it for all purposes.

Optional Redemption

The notes will not be redeemable at the Issuers' option prior to March 1, 2005.

After March 1, 2005, the Issuers may redeem all or a part of these notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

                           Year                   Percentage
                           ----                   ----------
                           2005                    106.625%
                           2006                    104.417%
                           2007                    102.208%
                           2008 and thereafter     100.000%

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

     Change of Control

If a Change of Control occurs, each Holder of notes will have the right to require the Issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that Holder's notes pursuant to the Change of Control Offer. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest to the date of purchase or, in the case of repurchases of notes prior to the full Accretion Date, at a purchase price equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest to such date of repurchase. Within 30 days following any Change of Control, the Issuers will mail a notice to each Holder briefly describing the transaction or transactions that constitute a Change of Control and offering to repurchase notes on the date specified in such notice, or the Change of Control Payment Date, pursuant to the procedures required by the indenture and described in such notice.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Madison River.

The paying agent will promptly mail to each Holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that the Issuers repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Madison River and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require the Issuers to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Madison River and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Madison River will not, and will not permit any of its Restricted
Subsidiaries to, consummate an Asset Sale unless:

(1) Madison River (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) such fair market value is determined by Madison River's Board of Directors and evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee; and

(3) at least 75% of the consideration therefor received by Madison River or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

     (a) any Indebtedness or other liabilities (as shown on Madison
         River's or such Restricted Subsidiary's most recent balance sheet), of Madison River or any Restricted Subsidiary (other than contingent liabilities and Indebtedness that is by its terms subordinated to the notes) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Madison River or such Restricted Subsidiary from further liability; and

     (b) any securities, notes or other obligations received by Madison River or any such Restricted Subsidiary from such transferee that are (subject to ordinary settlement periods) converted within 60 days of the applicable Asset Sale by Madison River or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash received in that conversion).

In the event and to the extent that the Net Proceeds received by Madison River or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after February 17, 2000 in any period of 12 consecutive months exceed 10% of Consolidated Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet has been provided to the Trustee pursuant to the "Reports" covenant), then Madison River or the applicable Restricted Subsidiary may apply such Net Proceeds, within 365 days after the date on which the Net Proceeds so received exceed 10% of Consolidated Tangible Assets:

(1)  to reduce Indebtedness under a Credit Facility;

(2) to reduce other Indebtedness of any of Madison River's Restricted Subsidiaries;

(3) to acquire all or substantially all of the assets of a Telecommunications Business;

(4) to the acquisition of Voting Stock of a Person primarily engaged in a Telecommunications Business from a Person that is not a Subsidiary of Madison River; provided, that, after giving effect thereto, the Person whose Voting Stock was so acquired becomes a Restricted Subsidiary of Madison River;

(5)  to make a capital expenditure; or

(6) to acquire other long-term assets that are used or useful in a Telecommunications Business.

Pending the final application of any such Net Proceeds, Madison River may temporarily reduce borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuers will make an Asset Sale Offer to all Holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in the indenture and such other senior Indebtedness of Madison River. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Madison River may use such Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and such other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and such pari passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Notwithstanding the three immediately preceding paragraphs, Madison River and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent that (i) at least 75% of the consideration received by Madison River and its Restricted Subsidiaries in such Asset Sale consists of cash, assets that would qualify under sections
(3) through (6) of the second preceding paragraph, or any combination of any of the foregoing and (ii) such Asset Sale is for Fair Market Value; provided that any such consideration received by Madison River or any of its Restricted Subsidiaries that constitutes an Investment is made in compliance with the covenant described below under the caption "-Certain Covenants-Restricted Payments" and any Net Cash Proceeds received by Madison River or any of its Restricted Subsidiaries in connection with any such Asset Sale are applied in accordance with the immediately preceding paragraph.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each purchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1) if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

Madison River will not, and will not permit any of its Restricted
Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Madison River's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Madison River or any of its Restricted Subsidiaries) or to the direct or indirect holders of Madison River's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Madison River or payable to Madison River or a Restricted Subsidiary of Madison River);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Madison River) any Equity Interests of Madison River or any direct or indirect parent of Madison River or any Restricted Subsidiary of Madison River (other than any such Equity Interests owned by Madison River or any Restricted Subsidiary of Madison River);

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (we refer to all such payments and other actions set forth in clauses (1) through (3) above and in this clause (4) being collectively referred to as Restricted Payments), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) Madison River would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Consolidated Cash Flow Ratio test set forth in the first paragraph of the covenant described below under the caption "- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Madison River and its Restricted Subsidiaries after February 17, 2000 (excluding Restricted Payments permitted by clauses
(2), (3) and (4) of the next succeeding paragraph), shall not exceed, at the date of determination, without duplication, the sum of:

  (a) an amount equal to 100% of Madison River's Consolidated EBITDA since February 17, 2000 to the end of Madison River's most recently ended fiscal quarter for which internal financial statements are available taken as a single accounting period, less the product of 1.5 times Madison River's Consolidated Interest Expense since February 17, 2000 to the end of Madison River's most recently ended fiscal quarter for which internal financial statements are available, taken as a single accounting period; plus

  (b) 100% of the aggregate net cash proceeds received by Madison River since February 17, 2000 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Madison River (other than sales of Disqualified Stock) in excess of $24 million or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Madison River that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of Madison River and other than Disqualified Stock or convertible debt securities that have been converted into Disqualified Stock); plus

  (c) to the extent that any Restricted Investment that was made after February 17, 2000 is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and
       (ii) the initial amount of such Restricted Investment.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indenture;

(2) the making of any Investment or the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of Madison River in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Madison River) of, Equity Interests of Madison River (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend by a Restricted Subsidiary of Madison River to the holders of its common Equity Interests on a pro rata basis;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Madison River or any Restricted Subsidiary that is held by any current or former employee, director or consultant (or their estates or the beneficiaries of such estates) of Madison River or any Subsidiary; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period;

(6) so long as no Default or Event of Default under the indenture shall have occurred and be continuing or shall be in existence immediately thereafter, making loans to members of management of Madison River pursuant to written agreements with such members, in an aggregate principal amount not to exceed $1.0 million in the aggregate at any one time outstanding;

(7) the payment of cash in lieu of the issuance of fractional shares of common stock upon exercise or conversion of securities exercisable or convertible into common stock of Madison River;

(8) payments or distributions, in the nature of satisfaction of dissenters' rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions hereof applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Madison River;

(9) any purchase or acquisition from, or withholding on issuances to, any employee of Madison River's Capital Stock in order to satisfy any applicable federal, state or local tax payments in respect of the receipt of shares of Madison River's Capital Stock;

(10) any withholding on issuances to any employee of Madison River of Madison River's Capital Stock in order to pay the purchase price of such Capital Stock or similar instrument pursuant to a stock option, equity incentive or other employee benefit plan or agreement of Madison River or any of its Restricted Subsidiaries;

(11) so long as Madison River is a limited liability company treated as a partnership or an entity disregarded as separate from its owner for federal, state and local income tax purposes (and prior to any distribution of any Tax Amount, Madison River delivers a certificate prepared by the Tax Amount CPA to such effect), distributions to members of Madison River in an amount, with respect to any period beginning after December 31, 1998, not to exceed the Tax Amount with respect to Madison River for such period;

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(12) payments to Holdings for expenses incurred by Holdings in the ordinary course of business directly relating to the administration of Madison River or its Restricted Subsidiaries in an amount not to exceed $1.0 million in any fiscal year; and

(13) other Restricted Payments in an aggregate amount not to exceed $2.0 million.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Madison River or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Issuers shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

Madison River will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to any Indebtedness (including Acquired Debt), and Madison River will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Madison River may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock and Madison River's Restricted Subsidiaries may incur Indebtedness under Credit Facilities or pursuant to Permitted Telecommunications Financing if, in each case:

(1) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2) the Debt to Consolidated Cash Flow Ratio at the time of incurrence of such Indebtedness or the issuance of such Disqualified Stock, after giving pro forma effect to such incurrence or issuance as of such date and to the use of proceeds therefrom as if the same had occurred at the beginning of the most recently ended four full fiscal quarter period of Madison River for which internal financial statements are available, would have been no greater than 6.0 to 1 for Indebtedness incurred on or prior to the date that is eighteen months after February 17, 2000, or no greater than 5.5 to 1 for Indebtedness incurred after such date.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness, which we refer to as Permitted Debt:

(1) the incurrence by Madison River or any of its Restricted Subsidiaries of Indebtedness under one or more Credit Facilities in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Madison River and its Restricted Subsidiaries thereunder) at any one time outstanding not to exceed an amount equal to $517 million, less the aggregate amount of all Net Proceeds of Asset Sales applied to repay Indebtedness under Credit Facilities pursuant to the covenant described above under the caption "-Repurchase at the Option of Holders-Asset Sales;"

(2) the incurrence by Madison River and its Restricted Subsidiaries of Existing Indebtedness;

(3) the incurrence by Madison River of Indebtedness represented by the notes;

(4) the incurrence by Madison River or any of its Restricted Subsidiaries of Indebtedness in connection with Permitted Telecommunications Financing;

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(5)  the incurrence by Madison River or any of its Restricted Subsidiaries of
     Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, finance or replace, Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2),
     (3), (4) or this clause (5) of this paragraph;

(6) the incurrence by Madison River or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Madison River and any of its Restricted Subsidiaries; provided, however, that:

  (a) if Madison River is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes; and

  (b) (i) any subsequent issuance or transfer of Equity Interests, other than directors qualifying shares, that results in any such Indebtedness being held by a Person other than Madison River or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Madison River or a Restricted Subsidiary; shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Madison River or such Restricted Subsidiary, as the case may be, that was not permitted by this clause
       (6);

(7) the incurrence by Madison River or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate
     Indebtedness that is permitted by the terms of this indenture to be outstanding;

(8) the guarantee by Madison River or a Restricted Subsidiary of Madison River that was permitted to be incurred by another provision of the indenture;

(9) the incurrence by Madison River of Indebtedness or by a Restricted Subsidiary of Madison River of Indebtedness not to exceed, at any one time outstanding, 2.0 times the aggregate net cash proceeds received by Madison River after February 17, 2000 from the issuance and sale of its Common Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of Madison River, to the extent such net cash proceeds have not been used pursuant to clause 3(b) of the second paragraph or clause
      (2) of the third paragraph of the covenant described above under the caption "-Restricted Payments" to make a Restricted Payment or to make a Permitted Investment pursuant to clause (9) of the definition thereof; and provided that such Indebtedness (other than Acquired Debt) does not mature prior to the Stated Maturity of the notes and the Weighted Average Life to Maturity of such Indebtedness is longer than that of the notes;

(10) the incurrence by Madison River of Indebtedness, to the extent that the net proceeds thereof are promptly (a) used to repurchase notes tendered in a Change of Control Offer or (b) deposited to defease all of the notes as described below under "-Legal Defeasance and Covenant Defeasance;"

(11) the incurrence by Madison River or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(12) Indebtedness arising from agreements of Madison River or a Restricted Subsidiary of Madison River providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of Madison River or any Restricted Subsidiary (contingent obligations referred to in the footnote or footnotes to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (a)) and (b) the maximum assumable liability in respect of such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received without giving effect to any such subsequent changes in value) actually received by Madison River and/or such Restricted Subsidiary in connection with such disposition;

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(13) obligations in respect of performance and surety bonds and completion guarantees provided by Madison River or any Restricted Subsidiary of Madison River in the ordinary course of business;

(14) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; and

(15) the incurrence by Madison River or any of its Restricted Subsidiaries of additional Indebtedness (in addition to any Indebtedness permitted by clauses (1) through (14) above or by the first paragraph of this covenant) in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, not to exceed $25.0 million.

Madison River will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Madison River unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Madison River shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of Madison River solely by virtue of being unsecured.

For purposes of determining compliance with this ''Incurrence of Indebtedness and Issuance of Preferred Stock'' covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Madison River will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

Liens

Madison River will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

Madison River will not, and will not permit any of its Restricted
Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Madison River or any of Madison River's Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Madison River or any of its Restricted Subsidiaries;

(2) make loans or advances to Madison River or any of its Restricted Subsidiaries; or

(3) transfer any of its properties or assets to Madison River or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness as in effect on February 17, 2000 and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on February 17, 2000;

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(2)  the indenture and the notes;

(3)  applicable law;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Madison River or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred by Madison River or such Restricted Subsidiary;

(5) customary non-assignment provisions in contracts entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

(8) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being financed;

(9) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "- Liens" that limit the right of Madison River or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) restrictions imposed pursuant to the terms of Indebtedness of a Restricted Subsidiary of Madison River that was permitted by the indenture to be incurred; provided that such restrictions, in the written view of the Board of Directors of Madison River or an executive officer of Madison River:

  (a)  are required in order to obtain such financing;

  (b) are customary for such financings or, in the absence of industry customs, reasonable in the view of the Board of Directors or such executive officer; and

  (c) will not materially impair Madison River's ability to make interest and principal payments as required under the notes.

Merger, Consolidation, or Sale of Assets

Madison River may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Madison River is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person; unless:

(1) either: (a) Madison River is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Madison River) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

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(2)  the Person formed by or surviving any such consolidation or merger (if other than Madison River) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Madison River under the Registration Rights Agreement, the notes and the indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3) immediately after such transaction no Default or Event of Default exists; and

(4) except in the case of a merger of Madison River with or into a Wholly Owned Subsidiary of Madison River, Madison River or the Person formed by or surviving any such consolidation or merger (if other than Madison River), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will, immediately after such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Debt to Consolidated Cash Flow Ratio test set forth in the first paragraph of the covenant described above under the caption "-Incurrence of Indebtedness and Issuance of Preferred Stock."

In addition, Madison River may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation, or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Madison River and its Restricted Subsidiaries.

Transactions with Affiliates

Madison River will not, and will not permit any of its Restricted
Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate, each an Affiliate Transaction, unless:

(1) such Affiliate Transaction is on terms that are no less favorable to Madison River or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Madison River or such Restricted Subsidiary with an unrelated Person; and

(2)  Madison River delivers to the Trustee:

  (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment agreement entered into by Madison River or any of its Restricted Subsidiaries in the ordinary course of business of Madison River or such Restricted Subsidiary;

(2) transactions between or among Madison River and/or its Restricted Subsidiaries;

(3) transactions with a Person that is an Affiliate of Madison River solely because Madison River owns an Equity Interest in such Person;

(4) payment of reasonable fees to directors who are not otherwise Affiliates of Madison River or any of its Restricted Subsidiaries, and customary indemnification and insurance arrangements in favor of any director;

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(5)  sales or issuances of Equity Interests (other than Disqualified Stock)
     to Affiliates of Madison River;

(6) Restricted Payments that are permitted by the provisions of the indenture described above under the caption "-Restricted Payments";

(7) the issuance or sale of Equity Interests (other than Disqualified Stock) of Madison River; and

(8) loans or advances, not to exceed $2.0 million in the aggregate at any time outstanding, to employees in the ordinary course of business.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, all outstanding Investments owned by Madison River and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption "-Restricted Payments" or Permitted Investments, as applicable. All such outstanding Investments will be valued at their fair market value at the time of such designation. That designation will only be permitted if such Restricted Payment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Sale and Leaseback Transactions

Madison River will not, and will not permit any of its Restricted
Subsidiaries to, enter into any sale and leaseback transaction; provided that Madison River or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)  Madison River or such Restricted Subsidiary, as applicable, could have
     (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Debt to Consolidated Cash Flow Ratio test in the first paragraph of the covenant described above under the caption "-Incurrence of Additional Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "-Liens";

(2) the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee, of the property that is the subject of such sale and leaseback transaction; and

(3) the transfer of assets in that sale and leaseback transaction is permitted by, and Madison River applies the proceeds of such transaction in compliance with, the covenant described above under the caption "- Asset Sales."

Restrictions on Activities of Finance

Finance will not hold any material assets, become liable for any material obligations, other than the notes, or engage in any significant business activities; provided that Finance may be a co-obligor with respect to Indebtedness if Madison River is a primary obligor of such Indebtedness and the net proceeds of such Indebtedness are received by Madison River or one or more of Madison River's Restricted Subsidiaries other than Finance.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, the Issuers will furnish to the Holders of notes, within 15 days of the time periods specified in the SEC's rules and regulations:

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(1)  all quarterly and annual  financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Madison River were required to file such Forms, including a
      "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Madison River's certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Madison River were required to file such reports.

If Madison River has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Madison River and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Madison River.

Payments for Consent

Madison River will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)  default for 30 days in the payment when due of interest on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) failure by Madison River or any of its Subsidiaries (a) to comply for 30 days after notice with the provisions described under the captions "- Certain Covenants-Restricted Payments," "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock" or (b) to comply with "-Certain Covenants-Merger, Consolidation or Sale of Assets," "- Repurchase at the Option of Holders-Change of Control" or "-Repurchase at the Option of Holders-Asset Sales;"

(4) failure by Madison River or any of its Restricted Subsidiaries for 45 days after notice from the Trustee or the Holders of 25% or more of the outstanding notes to comply with any of the other agreements in the indenture or the notes;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Madison River or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Madison River or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after February 17, 2000, if that default:

  (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default, or a Payment Default; or

  (b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

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(6)  failure by Madison River or any of its Restricted Subsidiaries to pay
     final judgments aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to Madison River or any of its Restricted Subsidiaries.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Madison River, any Subsidiary that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all notes that are outstanding will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the notes then outstanding may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of notes outstanding by written notice to Madison River and the Trustee, may rescind and annul such declaration and its consequences if (a) Madison River has paid or deposited with the trustee a sum sufficient to pay (1) all sums paid or advanced by the Trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (2) all overdue interest on all notes then outstanding, (3) the principal of and premium, if any, on any notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes and (4) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the notes; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the non-declaration of acceleration, have been cured or waived as provided in the indenture. No such rescission shall affect any subsequent default or impair any right consequent thereon.

The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Madison River with the intention of avoiding payment of the premium that Madison River would have had to pay if Madison River then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to March 1, 2005, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Madison River with the intention of avoiding the prohibition on redemption of the notes prior to March 1, 2005, then the premium specified in the indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Issuers are required to deliver to the Trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, the Issuers are required to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Madison River or any Subsidiary, as such, shall have any liability for any obligations of Madison River under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

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Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes, which we refer to as Legal Defeasance, except for:

(1) the rights of Holders of notes then outstanding to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due from the trust referred to below;

(2) the Issuers' obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers' obligations in connection therewith; and

(4)  the Legal Defeasance provisions of the indenture.

In addition, the Issuers may, at their option and at any time, elect to have the obligations of the Issuers released with respect to certain covenants that are described in the indenture, the Covenant Defeasance, and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes then outstanding on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Issuers has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since February 17, 2000, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the notes then outstanding will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Madison River or any of its Restricted Subsidiaries is a party or by which Madison River or any of its Restricted Subsidiaries is bound;

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(6)  the Issuers must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

(7) the Issuers must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders of notes over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(8) the Issuers must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1) reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;
(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption "-Repurchase at the Option of Holders");
(3) reduce the rate of or change the time for payment of interest on any note;
(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);
(5)  make any note payable in money other than that stated in the notes;
(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of or premium, if any, or interest on the notes;
(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption "-Repurchase at the Option of Holders");
(8)  make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the Holders of the notes will require the consent of the Holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the preceding, without the consent of any Holder of notes, the Issuers and the Trustee may amend or supplement the indenture or the notes:

(1)  to cure any ambiguity, defect or inconsistency;
(2) to provide for uncertificated notes in addition to or in place of certificated notes;
(3) to provide for the assumption of Madison River's obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Madison River's assets;
(4) to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder; or
(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

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Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)  either:

  (a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to Madison River) have been delivered to the Trustee for cancellation; or

  (b) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuers are a party or by which the Issuers are bound;

(3) Madison River has paid or caused to be paid all sums payable by it under the indenture; and

(4) Madison River has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

In addition, Madison River must deliver an Officers' Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Issuers, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Madison River Capital, LLC, 103 South Fifth Street, Mebane, North Carolina 27302, Attention: General Counsel. In addition, we filed the indenture as an exhibit to our Registration Statement on Form S-4 of which this prospectus is a part. See the section in this prospectus entitled "Where You Can Find More Information" for information regarding how to obtain documents from the SEC.

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Book-Entry, Delivery and Form

The notes will be represented by one or more notes in registered, global form without interest coupons, or the Global Notes. Upon issuance, the Global Notes initially will be deposited with the Trustee, as custodian for DTC in New York, New York and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "-Depositary Procedures-Exchange of Book-Entry notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below).

Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System, or Euroclear, and Clearstream Banking, formerly known as Cedel Bank, Societe anonyme, or Cedel), which may change from time to time.

Initially, the Trustee will act as paying agent and registrar under the indenture. The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Depositary Procedures

The following description of the operations and procedures of DTC, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. Madison River takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised Madison River that DTC is a limited-purpose trust company created to hold securities for its participating organizations, or the Participants, and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, or collectively, the Indirect Participants. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised Madison River that, pursuant to procedures established by it,

    (a) upon deposit of the Global Notes, DTC will credit the accounts of Participants with portions of the principal amount of the Global Notes and

    (b) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

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Investors in the Global Notes may hold their interests therein directly through DTC, Euroclear and Cedel, if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

Payments in respect of the principal of, and premium, if any, and interest on the Global Notes will be payable to DTC in its capacity as the registered Holder of the Global Notes under the indenture. Under the terms of the indenture, Madison River and the Trustee will treat the persons in whose names the notes are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of Madison River, the Trustee or any agent of Madison River has or will have any responsibility or liability for:

(1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes, or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised Madison River that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or Madison River. Neither Madison River nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and Madison River and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Except for trades involving only Euroclear and Cedel participants, interest in the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "-Same Day Settlement and Payment."

Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

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Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositaries for Euroclear or Cedel.

DTC has advised Madison River that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the relevant Global Notes and only in respect of such portion of the relevant Global Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of Madison River, the Trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form, or the Certificated Notes, if

(1) DTC (x) notifies Madison River that it is unwilling or unable to continue as depositary for the Global Notes and Madison River thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act,

(2) Madison River, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes, or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same Day Settlement and Payment

The indenture requires that payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the holder of the applicable Global Notes. With respect to Certificated Notes, Madison River will make all payments of principal, premium, if any, and interest, by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the Global Notes will be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Madison River expects that secondary trading in any certificated notes will also be settled in immediately available funds.

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Because of time zone differences, the securities account of a Euroclear or
Cedel participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised Madison River that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

"Acquired Debt" means, with respect to any specified Person:

(1) Indebtedness or Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

"Asset Sale" means:

(1) the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Madison River and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "- Change of Control" and/or the provisions described above under the caption "-Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

(2) the issuance or sale by Madison River or any of its Restricted Subsidiaries of Equity Interests in any of Madison River's Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

(2) a transfer of assets between or among Madison River and its Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Restricted Subsidiary to Madison River or to another Restricted Subsidiary;

(4) a transaction that is either a Restricted Payment or Restricted Investment that is permitted by the covenant described above under the caption "-Restricted Payments" or a Permitted Investment;

(5) the sale or other disposition of real or personal property or equipment that has become worn out, obsolete or damaged or otherwise unsuitable or not required for use in connection with the business of Madison River or any Restricted Subsidiary, as the case may be;

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(6)  the sale or other disposition of cash or Cash Equivalents; and

(7) the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business.

"Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

"Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular ''person'' (as such term is used in Section 13(d)(3) of the Exchange Act), such ''person'' shall be deemed to have beneficial ownership of all securities that such ''person'' has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

"Board of Directors" means:

(1) with respect to a corporation, the board of directors of the corporation;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

"Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

"Capital Stock" means:


(1) in the case of a corporation, corporate stock (including common stock and preferred stock);

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest, other than straight debt obligations, or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

"Cash Equivalents" means:

(1)  United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof
      (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than 365 days from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of 365 days or less from the date of acquisition, bankers' acceptances with maturities not exceeding 365 days and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500 million and a Thompson Bank Watch Rating of "B" or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

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(5)  commercial paper having the highest rating obtainable from Moody's
     Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within 365 days after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

"Change of Control" means the occurrence of any of the following:

(1) the sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Madison River and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2) the adoption of a plan relating to the liquidation or dissolution of the Issuers;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Madison River, measured by voting power rather than number of shares; for purposes of this definition a percentage ownership of the equity securities of a person shall be deemed to be beneficial ownership of a corresponding percentage of any equity securities beneficially owned by such person.

(4) the first day on which a majority of the members of the Board of Directors of Madison River Capital are not Continuing Directors; or

(5) Madison River or Holdings consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Madison River or Holdings, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Madison River or Holdings is converted into or exchanged for cash (other than fractional shares), securities or other property, other than any such transaction where the Voting Stock of Madison River or Holdings outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock
      (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person immediately after giving effect to such issuance.

"Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Consolidated Indebtedness" means, with respect to any Person as of any date of determination, the sum, without duplication, of (i) the total amount of Indebtedness of such Person and its Restricted Subsidiaries, plus (ii) the total amount of Indebtedness of any other Person, to the extent that such Indebtedness has been Guaranteed by the referent Person or one or more of its Restricted Subsidiaries, plus (iii) the aggregate liquidation value of all Disqualified Stock of such Person and all preferred stock of Restricted Subsidiaries of such Person, in each case, determined on a consolidated basis in accordance with GAAP.

"Consolidated EBITDA" means, for any period, the consolidated net income of Madison River and its Restricted Subsidiaries for such period calculated in accordance with GAAP plus, to the extent such amount was deducted in calculating such consolidated net income:

(1)  Consolidated Interest Expense;

(2)  income taxes;

(3)  depreciation expense;

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(4)  amortization expense;

(5) all other non-cash items, extraordinary items and the cumulative effects of changes in accounting principles reducing such consolidated net income, less all non-cash items, extraordinary items and the cumulative effects of changes in accounting principles increasing such consolidated net income (other than the accrual of revenue in the ordinary course of business), all as determined on a consolidated basis for Madison River and its Restricted Subsidiaries in conformity with GAAP; and

(6)  gains and losses on Asset Sales;

provided that, Consolidated EBITDA shall not include: the net income (or net loss) of any Person that is not a Restricted Subsidiary, except (I) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to Madison River or any of its Restricted Subsidiaries by such Person during such period and (II) with respect to net losses, to the extent of the amount of investments made by Madison River or any Restricted Subsidiary in such Person during such period.

"Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization or original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations); and

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

"Consolidated Tangible Assets" means, with respect to Madison River, the total consolidated assets of Madison River and its Restricted Subsidiaries, less the total intangible assets of Madison River and its Restricted Subsidiaries, as shown on the most recent internal consolidated balance sheet of Madison River and such Restricted Subsidiaries calculated on a consolidated basis in accordance with GAAP.

"Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Madison River or Holdings, as applicable, who:

(1)  was a member of such Board of Directors on February 17, 2000; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

"Credit Facilities" means one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or financed in whole or in part from time to time.

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"Debt to Consolidated Cash Flow Ratio" means, as of any date of determination, the ratio of (a) the Consolidated Indebtedness of Madison River as of such date to (b) the Consolidated EBITDA of Madison River for the four most recent full fiscal quarters ending immediately prior to such date for which internal financial statements are available, in each case determined on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by Madison River and its Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions had occurred at the beginning of such four-quarter period. For purposes of making the computation referred to above, (i) acquisitions that have been made by Madison River or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the reference period and Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded.

"Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Madison River to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Madison River may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "- Certain Covenants-Restricted Payments."

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Existing Indebtedness" means up to $535 million in aggregate principal amount of Indebtedness of Madison River and its Restricted Subsidiaries in existence on February 17, 2000, until such amounts are repaid.

"fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of Madison River, whose determination shall be evidenced by a resolution thereof set forth in an officers' certificate delivered to the Trustee; provided that for purposes of clause (11) of the second paragraph of the covenant described above under the caption "-Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock," (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or Cash Equivalents) received by Madison River exceeds $10.0 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm (or, if no such investment banking firm is qualified to issue such an opinion, by a nationally recognized appraisal firm or public accounting firm) and set forth in the written opinion of such firm which shall be delivered to the Trustee.

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on February 17, 2000.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

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"Hedging Obligations" means, with respect to any Person, the obligations of such Person under:

(1) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

"Holder" means a Person in whose name a note is registered.

"Holdings" means Madison River Telephone Company, a limited liability corporation organized under the laws of Delaware.

"Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1)  borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)  banker's acceptances;

(4)  representing Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Madison River or any Restricted Subsidiary of Madison River sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Madison River such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Madison River, Madison River shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-Restricted Payments."

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"Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

"Net Proceeds" means the aggregate cash proceeds received by Madison River or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, (i) legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, (ii) taxes paid or reasonably estimated to be payable as a result thereof, (including, for so long as Madison River is treated as a partnership or an entity disregarded as separate from its owner for federal, state and local income tax purposes, taxes reasonably estimated to be payable by, or with respect to the net income of, the members of Madison River with respect to such members' allocable shares of net income arising from such Asset Sale); (iii) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale; (iv) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale; and (v) the deduction of appropriate amounts provided by the seller as a reserve in accordance with GAAP against any liabilities associated with the assets disposed of in such Asset Sale and retained by Madison River or any Restricted Subsidiary after such Asset Sale and, without duplication, any reserves that Madison River's Board of Directors determines in good faith should be made in respect of the sale price of such asset or assets for post closing adjustments; provided that in the case of any reversal of any reserve referred to above, the amount so reserved shall be deemed to be Net Proceeds from an Asset Sale as of the date of such reversal.

"Non-Recourse Debt" means Indebtedness:

(1)  as to which neither Madison River nor any of its Restricted Subsidiaries
      (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Madison River or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of Madison River or any of its Restricted Subsidiaries.

"Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

"Permitted Investments" means:

(1) any Investment in Madison River or in a Restricted Subsidiary of Madison River;

(2)  any Investment in Cash Equivalents;

(3) any Investment by Madison River or any Restricted Subsidiary of Madison River in a Person, if as a result of or concurrently with such
     Investment:

  (a)  such Person becomes a Restricted Subsidiary of Madison River; or

  (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Madison River or a Restricted Subsidiary of Madison River;

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(4)  any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "- Repurchase at the Option of Holders-Asset Sales";

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Madison River;

(6) loans or advances to employees made in the ordinary course of business not to exceed $2.0 million at any one time outstanding;

(7) securities and other assets received in settlement of trade debts or other claims arising in the ordinary course of business;

(8) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits;

(9) other Investments in Telecommunications Businesses; provided, that the aggregate amount of such Investments does not exceed at any time the sum of:

  (a)  $25.0 million; plus

  (b) the amount of Net Proceeds received by Madison River after February 17, 2000 as a capital contribution or from the sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Madison River, except to the extent such Net Proceeds are used to make Restricted Payments permitted pursuant to clause (2) of the second paragraph of the ''Restricted Payments'' covenant or Investments permitted pursuant to this clause (9); plus

  (c) the net reduction in Investments made pursuant to this clause (9) resulting from distributions on or repayments of such Investments or from the Net Proceeds from the sale of any such Investment (except in each case to the extent any such payment or proceeds are included in the calculation of Consolidated EBITDA) or from such Person becoming a Restricted Subsidiary; provided, that the net reduction in any such Investment shall not exceed the amount of such Investment.

(10) any Investment existing as of February 17, 2000, and any amendment, modification, extension or renewal thereof to the extent such amendment, modification, extension or renewal does not require Madison River or any Restricted Subsidiary to make any additional cash or non-cash payments or provide additional services in connection therewith; and

(11) Hedging Obligations entered into in the ordinary course of business and not for speculative purposes.

"Permitted Liens" means:

(1) Liens securing Indebtedness under Credit Facilities that were permitted by the terms of the indenture to be incurred;

(2)  Liens in favor of Madison River;

(3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Madison River or any Subsidiary of Madison River; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Madison River or the Subsidiary;

(4) Liens on property existing at the time of acquisition thereof by Madison River or any Restricted Subsidiary of Madison River, provided that such Liens were in existence prior to the contemplation of such acquisition;

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(5)  Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, deposits to secure the performance of bids, trade contracts, government contracts, leases or licenses or other obligations of a like nature incurred in the ordinary course of business
      (including without limitation, landlord Liens on leased properties);

(6)  Liens existing on February 17, 2000;

(7)  Liens securing the notes and the indenture;

(8)  Liens granted in favor of the Holders of the notes;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor.

(10) Liens incurred in the ordinary course of business of Madison River or any Restricted Subsidiary of Madison River with respect to obligations that do not exceed $10.0 million at any one time outstanding and that
      (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by Madison River or such Restricted Subsidiary.

(11) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which an appropriate reserve or provision shall have been made in accordance with GAAP;

(12) Easements, rights of way, and other restrictions on use of property or minor imperfections of title that in the aggregate are not material in amount and do not in any case materially detract from the property subject thereto or interfere with the ordinary conduct of the business of Madison River or its Subsidiaries;

(13) Liens related to Capital Lease Obligations, mortgage financings or purchase money obligations (including refinancings thereof), in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Madison River or any Restricted Subsidiary or a Telecommunications Business, provided that any such Lien encumbers only the asset or assets so financed, purchased, constructed or improved;

(14) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

(15) leases or subleases granted to third Persons not interfering with the ordinary course of business of Madison River;

(16) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(17) Liens on the assets of Madison River to secure Hedging Obligations with respect to Indebtedness permitted by the Indenture to be incurred;

(18) attachment or judgment Liens not giving rise to a Default or an Event of Default; and

(19) any interest or title of a lessor under any capital lease or operating lease.

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"Permitted Refinancing Indebtedness" means any Indebtedness of Madison River or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, finance, renew, replace, defease or refund other Indebtedness of Madison River or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, financed, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, financed, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, financed, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, financed, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Madison River or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, financed, renewed, replaced, defeased or refunded.

"Permitted Telecommunications Financing" means the incurrence of any Indebtedness or the issuance of any preferred stock (including Indebtedness under any Credit Facility entered into with any vendor or supplier or any financial institution); provided that such Indebtedness is incurred or such preferred stock is issued solely for the purpose of financing the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of acquiring, constructing, expanding, developing or improving equipment, inventory, licenses or network assets (including acquisitions by way of acquisitions of real property rights, leasehold improvements, Capitalized Leases and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary of Madison River to the extent of the fair market value of the equipment, inventory, licenses or network assets so acquired) after February 17, 2000.

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

"Principals" means Goldman, Sachs & Co., Madison Dearborn Partners and Providence Equity Partners.

"Public Equity Offering" means any underwritten public offering of common stock of Madison River or Holdings in which the net cash proceeds to Madison River are at least $25.0 million.

A "Public Market" shall be deemed to exist if (i) a Public Equity Offering has been consummated and (ii) 25% or more of the total issued and outstanding Common Stock of Madison River immediately following the consummation of such Public Equity Offering has been distributed by means of an effective registration statement under the Securities Act.

"Related Party" with respect to any Principal means:

(1) any controlling stockholder, 50% or more owned Subsidiary, or spouse or immediate family member (in the case of an individual) of such Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding a controlling interest of which consist of such Principal and/or such other Persons referred to in the immediately preceding clause (1).

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"Restricted Investment" means an Investment other than a Permitted
Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.


"Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary'' as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

"Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Strategic Equity Investment" means an investment in Madison River or Holdings by a company which is primarily engaged in the telecommunications industry and which has a market capitalization (if a public company) on the date of such investment in Madison River or Holdings of more than $1.0 billion or, if not a public company, had total revenues of more than $1.0 billion during its previous fiscal year.

"Subsidiary" means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

"Tax Amount" means for any taxable period an amount equal to the product of
(1) the Taxable Income of Madison River as determined by the Tax Amount CPA and (2) the Tax Percentage; provided, however, that in determining the Tax Amount, the effect thereon of any net operating loss carryforwards that would have arisen if Madison River were a separate entity shall be taken into account.

"Taxable Income" means, with respect to Madison River for any period, the hypothetical taxable income or loss of Madison River for such period for federal income tax purposes computed on the hypothetical assumption that Madison River is a separate entity as reasonably determined by the Tax Amount CPA.

"Tax Amount CPA" means a nationally recognized certified public accounting firm selected by Madison River.

"Tax Percentage" means, for a particular taxable year, the highest effective marginal combined rate of federal, state and local income tax, imposed on an individual or corporate taxpayer, whichever rate is higher, as certified by the Tax Amount CPA in a certificate filed with the Trustee. The rate of "state income tax" to be taken into account for purposes of determining the Tax Percentage for a particular taxable year shall be deemed to be the highest New York State income tax rate imposed on individuals or corporations for such year, whichever rate is higher. The rate of "local income tax" to be taken into account for purposes of determining the Tax Percentage for a particular taxable year shall be deemed to be the highest New York City income tax rate imposed on individuals or corporations for such year, whichever rate is higher.

"Telecommunications Business" means the development, ownership or operation of one or more telephone, telecommunications or information systems or the provision of telephony, telecommunications or information services (including, without limitation, any voice, video transmission, data or Internet services) and any related, ancillary or complementary business; provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the Board of Directors of Madison River.

"Unrestricted Subsidiary" means any Subsidiary of Madison River that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)  has no Indebtedness other than Non-Recourse Debt;

(2) is not party to any agreement, contract, arrangement or understanding with Madison River or any Restricted Subsidiary of Madison River unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Madison River or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Madison River;

(3) is a Person with respect to which neither Madison River nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Madison River or any of its Restricted Subsidiaries; and

(5) has at least one director on its board of directors that is not a director or executive officer of Madison River or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Madison River or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of Madison River as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption "Certain Covenants-Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Madison River as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "Incurrence of Indebtedness and Issuance of Preferred Stock," Madison River shall be in default of such covenant. The Board of Directors of Madison River may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Madison River of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "Certain Covenants-Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)  the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person and/or by one or more Wholly Owned Restricted Subsidiaries of such Person.

                             PLAN OF DISTRIBUTION
                             --------------------

This prospectus is to be used by Goldman, Sachs & Co., or Goldman Sachs, Spear, Leeds & Kellogg, L.P., or Spear Leeds, and other broker-dealer affiliates of Goldman Sachs or Spear Leeds in connection with offers and sales of the notes in market-making transactions effected from time to time. Goldman Sachs may act as a principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when it acts as agent for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

Certain affiliates of Goldman, Sachs & Co. purchased Class A Units of our sole parent, Madison River Telephone Company, which in the aggregate constitute 31.0% of the equity ownership of Madison River Telephone. Goldman Sachs has informed Madison River that it does not intend to confirm sales of the notes to any accounts over which it exercises discretionary authority without the prior specific written approval of such transactions by the customer.

We have been advised by Goldman Sachs that, subject to applicable laws and regulations, Goldman Sachs currently intends to continue to make a market in the notes. However, Goldman Sachs is not obligated to do so, and any such market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will be sustained. See "Risk Factors-Risk Factors Related to the Notes-You may find it difficult to sell your notes."

Goldman Sachs and their respective affiliates may in the future engage in commercial and/or investment banking transactions with Madison River and its affiliates. Goldman Sachs acted as an initial purchaser in connection with the initial sale of the notes and received a customary initial purchaser discount in connection with that transaction.

Goldman Sachs and Madison River have entered into a registration rights agreement with respect to the use by Goldman Sachs of this prospectus. Pursuant to such agreement, we agreed to bear all registration expenses incurred under such agreement and to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS
                                 -------------

The validity of the notes offered hereby has been passed upon for us by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                   EXPERTS
                                   -------

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of Madison River Capital, LLC at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, as set forth in their report. We have included these financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          Madison River Capital, LLC

                      Consolidated Financial Statements

                     As of December 31, 2002 and 2001 and
               for the Three Year Period Ended December 31, 2002


                  Index to Consolidated Financial Statements

Report of Independent Auditors...................................      F-2
Consolidated Balance Sheets at December 31, 2002 and 2001........      F-3
Consolidated Statements of Operations and Comprehensive
   Loss for the Years Ended December 31, 2002, 2001 and 2000.....      F-5
Consolidated Statements of Member's Capital for the Years
   Ended December 31, 2002, 2001 and 2000........................      F-6
Statements of Cash Flows for the Years Ended
   December 31, 2002, 2001 and 2000..............................      F-7
Notes to Consolidated Financial Statements.......................      F-8
Schedule II-Valuation and Qualifying Accounts....................      F-30

                         Report of Independent Auditors


Member
Madison River Capital, LLC

We have audited the accompanying consolidated balance sheets of Madison River Capital, LLC as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, member's capital, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the index on page F-1. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison River Capital, LLC at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

In 2002, as discussed in Note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".


                                            /s/ ERNST & YOUNG LLP


Raleigh, North Carolina
February 7, 2003

                           Madison River Capital, LLC

                           Consolidated Balance Sheets
                                 (in thousands)





                                                                       December 31
                                                                    2002        2001
                                                                  ---------------------
Assets
Current assets:
  Cash and cash equivalents                                        $  19,954   $  21,606
  Accounts receivable, less allowance for uncollectible
    accounts of $2,792 and $1,815 in 2002 and 2001,
    respectively                                                      12,347      14,305
  Receivables, primarily from interexchange carriers, less
    allowance for uncollectible accounts of $1,693 and $111
    in 2002 and 2001, respectively                                     7,796       8,826
  Income tax recoverable                                                 405         219
  Inventories                                                          1,039       1,129
  Rural Telephone Finance Cooperative stock to be redeemed             2,039       1,524
  Other current assets                                                 4,106       5,113
                                                                    --------    --------
Total current assets                                                  47,686      52,722
                                                                    --------    --------

Telephone plant and equipment:
  Land, buildings and general equipment                               58,144      63,978
  Central office equipment                                           155,350     130,098
  Poles, wires, cables and conduit                                   225,932     224,577
  Leasehold improvements                                               2,533       2,484
  Software                                                            16,893      17,308
  Construction-in-progress                                            13,077      30,505
                                                                    --------    --------
                                                                     471,929     468,950
  Accumulated depreciation and amortization                         (112,564)    (72,156)
                                                                    --------    --------
Telephone plant and equipment, net                                   359,365     396,794
                                                                    --------    --------

Other assets:
  Rural Telephone Bank stock, at cost                                 10,078      10,078
  Rural Telephone Finance Cooperative stock, at cost                  44,013      45,274
  Goodwill, net of accumulated amortization of $41,259
    and $41,318 in 2002 and 2001, respectively                       366,332     367,929
  Other assets                                                        15,997      23,781
Total other assets                                                   436,420     447,062
                                                                    --------    --------
Total assets                                                       $ 843,471   $ 896,578
                                                                    ========    ========


                              See accompanying notes.

                           Madison River Capital, LLC

                                (in thousands)

                                                                       December 31
                                                                    2002        2001
                                                                  ---------------------
Liabilities and member's capital
Current liabilities:
  Accounts payable                                                 $   1,551   $   1,157
  Accrued expenses                                                    35,810      39,343
  Advance billings and customer deposits                               5,349       4,386
  Other current liabilities                                               61         734
  Deferred income taxes                                                2,133       1,753
  Current portion of long-term debt                                   27,613      30,408
                                                                    --------    --------
Total current liabilities                                             72,517      77,781
                                                                    --------    --------

Noncurrent liabilities:
  Long-term debt                                                     633,955     649,610
  Deferred income taxes                                               46,512      40,685
  Other liabilities                                                   27,997      22,284
                                                                    --------    --------
Total noncurrent liabilities                                         708,464     712,579
                                                                    --------    --------

Total liabilities                                                    780,981     790,360

Redeemable minority interest                                           5,000      46,825

Member's capital:
  Member's interest                                                  251,284     213,584
  Accumulated deficit                                               (193,639)   (154,221)
  Accumulated other comprehensive (loss) income                         (155)         30
                                                                    --------    --------
Total member's capital                                                57,490      59,393
                                                                    --------    --------

Total liabilities and member's capital                             $ 843,471   $ 896,578
                                                                    ========    ========



                              See accompanying notes.

                             Madison River Capital, LLC

            Consolidated Statements of Operations and Comprehensive Loss
                                   (in thousands)

                                                                 December 31
                                                         2002        2001       2000
                                                     ---------------------------------
Operating revenues:
  Local service                                       $ 137,783   $ 140,507   $ 125,229
  Long distance service                                  16,024      15,891      14,156
  Internet and enhanced data service                     15,430      10,359       6,777
  Transport service                                       3,469       2,880          95
  Miscellaneous telecommunications service
    and equipment                                        11,495      14,626      20,844
                                                       --------    --------    --------
Total operating revenues                                184,201     184,263     167,101
                                                       --------    --------    --------

Operating expenses:
  Cost of services                                       56,298      68,512      61,559
  Depreciation and amortization                          50,649      58,471      50,093
  Selling, general and administrative expenses           45,673      54,488      55,457
  Restructuring charge                                    2,694       2,779        -
                                                       --------    --------    --------
Total operating expenses                                155,314     184,250     167,109
                                                       --------    --------    --------

Net operating income (loss)                              28,887          13          (8)

Interest expense                                        (63,960)    (64,624)    (61,267)
Other income (expense):
  Realized losses on marketable equity securities        (4,090)     (9,452)     (3,071)
  Impairment charges on investments in
    unconsolidated subsidiaries                          (2,098)     (8,940)       -
  Other income, net                                       3,702       3,579       7,970
                                                       --------    --------    --------

Loss before income taxes and minority
  interest expense                                      (37,559)    (79,424)    (56,376)
Income tax (expense) benefit                             (1,584)      5,570      (2,460)
                                                       --------    --------    --------

Loss before minority interest expense                   (39,143)    (73,854)    (58,836)
Minority interest expense                                  (275)     (1,075)       (750)
                                                       --------    --------    --------

Net loss                                                (39,418)    (74,929)    (59,586)

Other comprehensive income (loss):
  Unrealized (losses) gains on marketable
    equity securities                                    (4,275)          7      (4,661)
  Reclassification adjustment for realized losses
    included in net loss                                  4,090       4,684        -
                                                       --------    --------    --------
Comprehensive loss                                    $ (39,603)  $ (70,238)  $ (64,247)
                                                       ========    ========    ========


                             See accompanying notes.

                           Madison River Capital, LLC

                  Consolidated Statements of Member's Capital
                                 (in thousands)

                                                                      Accumulated
                                                                         Other
                                      Member's       Accumulated     Comprehensive
                                      Interest         Deficit       Income (Loss)       Total
                                      --------      ------------     -------------       -----
Balance at December 31, 1999          $ 185,700      $ (19,706)        $    -          $ 165,994
  Member's capital contribution          27,354           -                 -             27,354
  Net loss                                 -           (59,586)             -            (59,586)
  Other comprehensive loss:
    Unrealized losses on marketable
      equity securities                    -              -               (4,661)         (4,661)
                                       --------       --------          --------        --------
Balance at December 31, 2000            213,054        (79,292)           (4,661)        129,101
  Member's capital contribution             530           -                 -                530
  Net loss                                 -           (74,929)             -            (74,929)
  Other comprehensive income:
    Unrealized gains on marketable
      equity securities                    -              -                    7               7
    Reclassification adjustment for
      realized losses included in
      net loss                             -              -                4,684           4,684
                                       --------       --------          --------        --------
Balance at December 31, 2001            213,584       (154,221)               30          59,393
  Member's capital redemption            (2,000)          -                 -             (2,000)
  Advances to managing directors (see
    Note 15)                             (1,400)          -                 -             (1,400)
  Exchange of minority interest (see
    Note 14)                             41,100           -                 -             41,100
  Net loss                                 -           (39,418)             -            (39,418)
  Other comprehensive loss:
    Unrealized losses on marketable
      equity securities                    -              -               (4,275)         (4,275)
    Reclassification adjustment for
      realized losses included in
      net loss                             -              -                4,090           4,090
                                       --------      --------           --------        --------
Balance at December 31, 2002          $ 251,284     $(193,639)         $    (155)      $  57,490
                                       ========      ========           ========        ========




                         See accompanying notes.

                           Madison River Capital, LLC

                      Consolidated Statements of Cash Flows
                                 (in thousands)

                                                                               December 31
                                                                       2002        2001       2000
                                                                   ---------------------------------
Operating activities
Net loss                                                            $ (39,418)  $ (74,929)  $ (59,586)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
    Depreciation                                                       47,400      39,766      32,567
    Amortization                                                        3,249      18,705      17,526
    Gain on sale of telephone plant and equipment                        -         (1,210)       -
    Writedown of telephone plant and equipment                            689        -           -
    Deferred long-term compensation                                     5,284       1,271       4,772
    Deferred income taxes                                               6,771      (4,585)     (4,436)
    Writedown of investments carried on equity method                   2,098       8,940        -
    Equity losses in investments carried on equity method               1,240       2,366       1,711
    Realized loss on marketable equity securities                       4,015       9,452       3,071
    Amortization of debt discount                                         180         158         117
    Minority interest expense                                             275       1,075         750
    Rural Telephone Finance Cooperative patronage capital                (829)     (1,101)     (1,185)
    Changes in operating assets and liabilities:
      Accounts receivable                                               1,958         734      (1,588)
      Receivables, primarily from interexchange carriers                1,031         759      (1,565)
      Income tax recoverable                                             (187)        136         224
      Inventories                                                          91       1,210        (326)
      Other current assets                                                734       3,183      (3,019)
      Accounts payable                                                    393      (5,044)      1,880
      Accrued expenses                                                 (4,139)    (20,099)     33,406
      Advance billings and customer deposits                              963        (517)        592
      Other current liabilities                                           324         (40)       (947)
                                                                     --------    --------    --------
Net cash provided by (used in) operating activities                    32,122     (19,770)     23,964

Investing activities
Proceeds from sale of telephone plant and equipment                      -         13,547        -
Purchases of telephone plant and equipment                            (12,344)    (39,936)    (89,644)
Acquisitions, net of cash acquired                                       -           -       (116,618)
Redemption (purchase) of Rural Telephone Finance
  Cooperative stock, net                                                  746        -         (4,252)
Decrease (increase) in other assets                                       854       2,376      (4,135)
                                                                     --------    --------    --------
Net cash used in investing activities                                 (10,744)    (24,013)   (214,649)

Financing activities
Capital contributions from members                                       -            530      27,354
Redemption of member's interest                                        (2,000)       -           -
Advances to managing directors                                         (1,400)       -           -
Redemption of minority interest                                        (1,000)       -           -
Proceeds from long-term debt                                           11,778      17,000     329,649
Payments on long-term debt                                            (30,408)    (15,254)   (186,717)
(Decrease) increase in other long-term liabilities                       -           (297)         80
                                                                     --------    --------    --------
Net cash (used in) provided by financing activities                   (23,030)      1,979     170,366
                                                                     --------    --------    --------
Net decrease in cash and cash equivalents                              (1,652)    (41,804)    (20,319)
Cash and cash equivalents at beginning of year                         21,606      63,410      83,729
                                                                     --------    --------    --------
Cash and cash equivalents at end of year                            $  19,954   $  21,606   $  63,410
                                                                     ========    ========    ========

Supplemental disclosures of cash flow information
  Cash paid for interest                                            $  63,073   $  64,172   $  51,896
                                                                     ========    ========    ========
  Cash paid for income taxes                                        $   1,661   $   4,055   $   2,038
                                                                     ========    ========    ========

Supplemental disclosure of a non-cash transaction
  Redemption of minority interest for member's
    interest (see Note 14)                                          $  41,100   $    -      $    -
                                                                     ========    ========    ========

                              See accompanying notes.

                           Madison River Capital, LLC

                          Notes to Financial Statements

                                December 31, 2002
           (amounts in thousands, except for operating and share data)

1. Summary of Significant Accounting Policies

Description of Business

Madison River Capital, LLC (the "Company"), a wholly-owned subsidiary of Madison River Telephone Company LLC (the "Parent"), was organized on August 26, 1999 as a limited liability company under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to the Company's assets provided that the member returns to the Company any distributions received. The Company offers integrated telecommunications services to business and residential customers in the Gulf Coast, Mid-Atlantic and Midwest regions of the United States which include local and long distance voice, high speed data, internet access and fiber transport. These consolidated financial statements include the financial position and results of operations of the following subsidiaries of the Company from the date of their respective acquisition or formation (see Note 12, Acquisition): Madison River Holdings Corp. ("MRH"), Madison River LTD Funding Corp. ("MRLTDF"), Mebtel, Inc. ("Mebtel"), Gallatin River Holdings, LLC ("GRH"), Gulf Coast Services, Inc. ("GCSI"), Coastal Communications, Inc. ("CCI"), Madison River Management Company ("MRM"), Madison River Long Distance Solutions, Inc. ("MRLDS"), Mebtel Long Distance Solutions, Inc. ("MLDS"), Madison River Communications, LLC ("MRC") and Gulf Communications, LLC.

The primary purpose for which the Company was organized was the acquisition, integration and operation of rural local exchange telephone companies. Since January 1998, the Company has acquired four rural incumbent local exchange carriers ("ILECs") located in North Carolina, Illinois, Alabama and Georgia. These rural ILEC operations, which comprise the Local Telecommunications Division (the "LTD"), served approximately 206,700 voice access and DSL connections as of December 31, 2002.

The Company also operates an edge-out competitive local exchange carrier ("CLEC") in markets in North Carolina, Illinois and Louisiana, as well as providing fiber transport services to other businesses, primarily in the southeastern United States. The CLEC and fiber transport operations form the Integrated Communications Division (the "ICD"). By using an edge-out strategy, the ICD developed its markets in close proximity, or edged-out, from the LTD's ILEC operations and had access to a broad range of experienced and efficient resources provided by the LTD. At December 31, 2002, the ICD served approximately 17,000 voice access and high speed data connections.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements. Minority interest expense represents periodic accretions in the carrying value of a minority interest in a subsidiary of the Company to reflect contractual call amounts if the Company elected to redeem the interest subject to the terms of a shareholders agreement.

Reclassifications

In certain instances, amounts previously reported in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the 2002 consolidated financial statement presentation. Such reclassifications had no effect on net loss or member's capital as previously reported.

                           Madison River Capital, LLC

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.


Regulatory Assets and Liabilities

The Company's rural ILECs are regulated entities and, therefore, are subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). Accordingly, the Company records certain assets and liabilities that result from the economic effects of rate regulation, which would not be recorded under generally accepted accounting principles for nonregulated entities. These assets and liabilities relate primarily to regulatory impact of the rate-making process on accounts receivable, accounts payable and fixed assets.

Telephone plant and equipment used in the rural ILEC operations has been depreciated using the straight-line method over lives approved by regulators. Such depreciable lives have generally exceeded the depreciable lives used by nonregulated entities. In addition, certain costs and obligations are deferred based upon approvals received from regulators to permit recovery of such amounts in future years. The Company's operations that are not subject to regulation by state and federal regulators are not accounted for under the guidelines of SFAS 71.

Statement of Financial Accounting Standards No. 101, "Regulated Enterprises Accounting for the Discontinuance of Application of FASB Statement No. 71" ("SFAS 101"), specifies the accounting required when an enterprise ceases to meet the criteria for application of SFAS 71. SFAS 101 requires the elimination of the affects of any actions of regulators that have been recognized as assets and liabilities in accordance with SFAS 71 but would not have been recognized as assets and liabilities by enterprises in general, along with an adjustment of certain accumulated depreciation accounts to reflect the difference between recorded depreciation and the amount of depreciation that would have been recorded had the Company's telephone operations not been subject to rate regulation.

The ongoing applicability of SFAS 71 to the Company's regulated telephone operations is being monitored due to the changing regulatory, competitive and legislative environments, and it is possible that changes in these areas or in the demand for regulated services or products could result in the Company's telephone operations no longer being subject to SFAS 71 in the future. If the regulated operations of the Company no longer qualify for the application of SFAS 71, the net adjustments required by SFAS 101 could result in a material, noncash charge against earnings.


Cash Equivalents

It is the Company's policy to consider investments with a maturity of three months or less at the date of purchase to be cash equivalents.


Inventories

Inventories are comprised primarily of poles, wires and telephone equipment and are stated at the lower of cost (average cost) or market.

                           Madison River Capital, LLC

Telephone Plant and Equipment

Telephone plant and equipment is stated at cost, which includes certain labor and direct costs associated with the installation of certain assets.

Maintenance, repairs and minor renewals are expensed as incurred. Additions, renewals and betterments are capitalized to telephone plant and equipment accounts. For the regulated ILEC operations, the original cost of depreciable property retired is removed from telephone plant and equipment accounts and charged to accumulated depreciation, which is credited with the salvage value less removal cost. Under this method, no gain or loss is recognized on ordinary retirements of depreciable property. For retirements of telephone plant and equipment in the Company's unregulated operations, the original cost and accumulated depreciation are removed from the accounts and the corresponding gain or loss is included in the results of operations.

Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. The regulated ILEC operations use straight-line rates approved by regulators. The composite annualized rate of depreciation for telephone plant and equipment in the regulated operations approximated 7.57%, 6.87% and 6.58% for 2002, 2001 and 2000, respectively.
In the unregulated operations, telephone plant and equipment is depreciated over lives, determined according to the class of the asset, ranging from three years to 33 years.

Investments in Unconsolidated Companies

At December 31, 2002 and 2001, a subsidiary of the Company, CCI, held an investment in US Carrier Telecom, LLC, an unconsolidated company that was accounted for using the equity method of accounting which reflects the Company's share of income or loss of the investee, reduced by distributions received and increased by contributions made. The Company's share of losses in US Carrier was $775, $1,806 and $523 for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, during 2002 and 2001, the Company recognized impairment charges of $2,098 and $1,000, respectively, for declines in the fair value of US Carrier deemed to be other than temporary. At December 31, 2001, CCI also had an investment in Georgia PCS Management, L.L.C., an unconsolidated company accounted for using the equity method of accounting. During 2002, 2001 and 2000, the Company's share of losses in Georgia PCS was $465, $560 and $1,188, respectively, and in 2001, the Company recognized an impairment charge of $7,940 for a decline in fair value of Georgia PCS deemed to be other than temporary. Georgia PCS was acquired by US Unwired, Inc. in March 2002.

The carrying value of these investments was $336 and $8,013 at December 31, 2002 and 2001, respectively. These investments are included in other assets in the accompanying consolidated balance sheets.

Revenues

Revenues are recognized when the corresponding services are provided regardless of the period in which they are billed. Recurring local service revenues are billed in advance, and recognition is deferred until the service has been provided. Nonrecurring revenues, such as long distance toll charges and other usage based billings, are billed in arrears and are recognized when earned.

Network access service revenues are based on universal service funding and charges to interexchange carriers for switched and special access services and are recognized in the period when earned. The Company's rural ILEC subsidiaries participate in revenue sharing arrangements, sometimes referred to as pools, with other telephone companies for interstate revenues and for certain intrastate revenues. Such sharing arrangements are funded by national universal service funding, subscriber line charges and access charges in the interstate market. Revenues earned through the sharing arrangements are initially recorded based on the Company's estimates. These estimates are then subject to adjustment in future accounting periods as refined operating results become available. Traffic sensitive and special access revenues for interstate services are billed under tariffs approved by the appropriate regulatory authority and retained by the Company.

                           Madison River Capital, LLC

1. Summary of Significant Accounting Policies (continued)

Revenues (continued)

Revenues from billing and collection services provided to interexchange carriers, advertising sold in telephone directories and the sale and maintenance of customer premise equipment are recorded as miscellaneous revenues. These revenues are recognized when the service has been provided or over the life of the contract, as appropriate.

Income Taxes

For federal and state income tax purposes, the Company and its wholly-owned subsidiary, MRC, are limited liability corporations and are treated as partnerships. Accordingly, income, losses and credits are passed through directly to the members of these partnerships.

MRH, a wholly-owned subsidiary of the Company, is a holding company for the Company's taxable C corporations that include, MRLTDF, Mebtel, GCSI, CCI, MRM, MLDS and MRLDS. Income taxes for the C corporations are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the extent that it is unlikely that the asset will be realized.

Allocation of Distributions

Distributions to its member, if any, are allocated in accordance with the terms outlined in the Company's Operating Agreement.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer permitted to be amortized after December 31, 2001 but are subject to annual impairment tests in accordance with the statements. Other intangible assets continue to be amortized over their useful lives. The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002.

The Company determined that the goodwill related to its acquisitions, net of accumulated amortization, was not impaired as of January 1, 2002, the date of adoption of SFAS 142. During the fourth quarter of 2002, the Company again performed the required annual impairment tests in accordance SFAS 142 with no determination of impairment. However, if an impairment of the carrying value of goodwill is indicated by the tests performed in accordance with SFAS 142, then a corresponding charge will be recorded as part of operating expenses on the statement of operations.

During the third quarter of 2002, the Company elected to decommission a switch and remove it from service. Net goodwill associated with the switch of $868, which represented the excess of the purchase price paid for the switch over its fair market value at the date of purchase, was deemed to be impaired and was charged to amortization expense in accordance with SFAS 142.

                           Madison River Capital, LLC

Goodwill (continued)

During the fourth quarter of 2002, the Company decreased goodwill by $526 for the reversal of certain deferred income taxes established in connection with the allocation of the purchase price for its acquisition of Coastal Utilities.

In previous years, the Company's goodwill, which reflects the excess of the purchase price paid for the Company's acquisitions over the fair value of the assets acquired, was amortized using the straight-line method over 25 years. For the years ended December 31, 2001 and 2000, had the Company been subject to the provisions of the statements, net loss would have been reported as follows (in thousands):

                        For the year ended                           For the year ended
                         December 31, 2001                            December 31, 2000
            ------------------------------------------------------------------------------------
                           Amortization                                 Amortization
            As reported      expense      Pro forma      As reported      expense      Pro forma
            -----------    ------------   ---------      -----------    ------------   ---------
  Net loss  $ (74,929)      $ 16,533      $ (58,396)     $ (59,586)      $ 15,930      $ (43,656)
             ========        =======       ========       ========        =======       ========

Significant Concentration

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable which are unsecured. The Company provides an allowance for doubtful receivables based on an analysis of the likelihood of collection of outstanding amounts. One customer represented 7%, 9% and 10% of operating revenues for the years ended December 31, 2002, 2001 and 2000, respectively. This customer's revenues related primarily to the LTD.


Impairment of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale as well as resolves certain implementation issues related to SFAS 121. The Company adopted SFAS 144 as of January 1, 2002. Adoption of SFAS 144 did not have a material impact on the financial position, net loss or cash flows of the Company.

Accordingly, the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.


Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires that total comprehensive income (loss) be disclosed with equal prominence as the Company's net loss. Comprehensive income (loss) is defined as changes in member's capital exclusive of transactions with owners such as capital contributions and distributions. For 2002, 2001 and 2000, the Company had comprehensive income (loss), net of income taxes, of ($185), $4,691 and ($4,661), respectively, from unrealized gains and losses on equity securities available for sale.

                           Madison River Capital, LLC

Recent Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards 145, Rescission of FASB Statements No. 4, 44, and 62, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). SFAS 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement 4. Extraordinary treatment will be required for certain extinguishments as provided in APB 30. SFAS 145 also amends Statement 13 to require certain modifications to capital leases be treated as a sale-leaseback and modified the accounting for sub-leases when the original lessee remains a secondary obligor (or guarantor). SFAS 145 is effective for all fiscal years beginning after May 15, 2002 and will be adopted by the Company for 2003. The Company does not expect the adoption of SFAS 145 to have a material impact on the Company's results of operations or financial position.

In July 2002, the FASB issued Statement of Financial Accounting Standards 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146, which nullified EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company's results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). For 2002, the Interpretation requires certain disclosures and beginning in 2003, the Interpretation requires recognition of liabilities at their fair value for newly issued guarantees. The Company does anticipate that adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), the primary objective of which is to provide guidance on the identification of entities for which control is achieved through means other than voting rights, defined as variable interest entities, or VIEs, and to determine when and which business enterprise should consolidate the VIE as the "primary beneficiary". This new model applies when either (1) the equity investors, if any, do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without additional financial support. In addition, FIN 46 requires additional disclosures. The Company is currently assessing the impact of FIN 46 on our investment in unconsolidated subsidiaries.


2. Rural Telephone Bank Stock

The Company's investment in Rural Telephone Bank ("RTB") stock is carried at cost and consists of 26,477 shares of $1,000 par value Class C stock and 223 shares of $1 par value Class B stock at December 31, 2002 and 2001. For 2002, 2001 and 2000, the Company received cash dividends from the RTB of $1,112, $1,413 and $1,421, respectively.

                           Madison River Capital, LLC

3. Rural Telephone Finance Cooperative Equity

The Company's investment in Rural Telephone Finance Cooperative ("RTFC") stock is carried at cost and consists of Subordinated Capital Certificates ("SCCs") acquired as a condition of obtaining long-term financing from the RTFC. The SCCs are redeemed proportionately as the principal of the long-term
financing is repaid to the RTFC.   In 2002 and 2001, the Company received
$1,524 and $149, respectively, from the redemption of SCCs.

In addition, as a cooperative, the RTFC allocates its net margins to borrowers on a pro rata basis based on each borrower's patronage ownership in the RTFC. Therefore, the Company receives an annual patronage capital allocation from the RTFC that it records at cost. As determined by the RTFC's board of directors, a percentage of the patronage capital allocations are retired with cash in the following year with the remainder being retired for cash on a scheduled 15-year cycle or as determined by the RTFC's board of directors. For 2002, the Company received an allocation of patronage capital from the RTFC of $2,789 of which $1,952 was retired with cash in January 2003 and $837 received in patronage capital certificates. In 2002, the Company received $2,570 in cash and $1,101 in patronage capital certificates for its 2001 allocation. In 2001, the Company received $2,766 in cash and $1,186 in patronage capital certificates for its 2000 allocation. At December 31, 2002 and 2001, the Company had $3,592 and $2,755 in patronage capital recorded related to these allocations.


4. Available for Sale Equity Securities

In March 2002, Georgia PCS Management, L.L.C., a limited liability company in which the Company owned approximately 15% of the outstanding member interests and accounted for as an equity method investment, was acquired by US Unwired Inc., a publicly traded Sprint PCS affiliate. In exchange for its ownership interest in Georgia PCS, the Company received approximately 800,000 shares of US Unwired Class A common stock. The Company valued the shares at their fair market value of $4,684 at the date of the exchange. Approximately 151,000 shares are currently being held in escrow pending the completion of certain provisions of the acquisition agreement. In addition, the shares were subject to certain restrictions that limited the ability of the Company to dispose of them for a specified period of time. The restrictions elapsed periodically over time, releasing specified percentages of the shares for disposal. The final restrictions will elapse March 27, 2003.

The Company has accounted for the shares as an available for sale marketable equity security in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Accordingly, the equity securities are carried at their estimated fair value based on current market quotes with changes in the fair market value of the shares reflected as other comprehensive income or loss. In the third quarter of 2002, the Company deemed that the decline in the fair market value of the shares from the date of the exchange was other than a temporary decline and, accordingly, recognized a realized loss of $4,120 in the carrying value of the shares. As of December 31, 2002, the fair value of this marketable equity security investment was $409 and the Company had not sold any shares of this investment.

At December 31, 2001, the Company had an investment in a miscellaneous marketable equity security with a fair value of $30. The Company disposed of this investment during 2002 for a realized gain of $30.

As part of the acquisition of Coastal Utilities, Inc., the Company acquired a marketable equity security investment in Illuminet, Inc. that was classified as available for sale in accordance with SFAS 115. During January 2001, the Company sold the remaining shares of this investment for approximately $6,331 and realized a loss, net of income tax benefits, of $5,333. At December 31, 2000, the securities had a fair value of $6,915 and unrealized losses of $4,661, net of an income tax benefit of $3,497. During 2000, the Company had proceeds from sales of this security of $5,442 and realized losses of $3,071.

                           Madison River Capital, LLC

5. Restructuring Charges

In the third quarter of 2002, in completing the development of the ICD as a true edge-out CLEC, the Company realigned each of the ICD's operating regions in North Carolina, Illinois and New Orleans under the Company's rural ILECs in those respective regions. The rural ILECs, therefore, assumed responsibility for managing and directing the ICD's operations in those regions. Correspondingly, the Company recognized a restructuring charge of $2,808 related to the realignment for the elimination of redundant management, marketing and support services and the structuring of a more efficient network. Of the restructuring charge, MRC recognized $2,677 million and MRM recognized $131. The charge was recognized in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) ("EITF 94-3"). The amounts recorded consisted primarily of the costs associated with future obligations on non-cancelable leases for certain facilities that will no longer be used, net of estimated sublease income, the expenses associated with decommissioning a switch, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities, expenses associated with the elimination of thirty-four employees, primarily in the ICD, and related expenses.

As of December 31, 2002, the following amounts were recorded related to this restructuring charge:

                                  Restructuring   Charges and     Balance at
                                     Charge         payments   December 31, 2002
                                  -------------   -----------  -----------------
    Future lease obligations        $  1,541        $   196        $  1,345
    Telephone plant and equipment        968            810             158
    Employee separation expenses         299            222              77
                                     -------         ------         -------
                                    $  2,808        $ 1,228        $  1,580
                                     =======         ======         =======

In the fourth quarter of 2001, a subsidiary of the Company, MRC, recorded a $2,779 restructuring charge associated with MRC's decision to reduce its sales and marketing efforts and eliminate redundant support services. The charge was recognized in accordance with EITF 94-3. The amounts included in the charge consisted primarily of the costs associated with future obligations on non-cancelable leases for closed sales offices, redundant network operations centers and future switching facilities, net of any estimated sublease income, losses from the abandonment of fixed assets and leasehold improvements associated with those leased facilities and legal related expenses.

As of December 31, 2002, the following amounts were recorded related to this restructuring charge:

                                  Balance at      Charges and                      Balance at
                              December 31, 2001    payments    Adjustments      December 31, 2002
                              -----------------   -----------  -----------      -----------------
    Future lease obligations     $  1,918          $  1,070      $   60             $     788
    Fixed assets and
      leasehold improvements          -                 (54)         54                   -
    Legal related expenses            200               169          -                     31
                                  -------           -------       -----              --------
                                 $  2,118          $  1,185      $  114             $     819
                                  =======           =======       =====              ========


The remaining liability as of December 31, 2002 is recorded as $1,089 in accrued expenses and $1,310 in other long-term liabilities.

                           Madison River Capital, LLC

6. Long-Term Debt and Lines of Credit

Long-term debt and lines of credit outstanding consist of the following at:

                                                                                         December 31
                                                                                      2002          2001
                                                                                   -----------------------
First mortgage notes collateralized by substantially all LTD assets:
  RTFC note payable in escalating quarterly principal installments through November 2012, interest payments due quarterly at a
    fixed rate of 6.5% (rate expires September 2003).                              $  12,103     $  12,906
  RTFC note payable in escalating quarterly principal installments through November 2012, interest payments due quarterly at a
    fixed rate of 8.15% (rate expires April 2003).                                     6,138         6,545
  RTFC note payable in escalating quarterly principal installments through November 2012, interest payments due quarterly at the
    RTFC's base rate plus 0.5% (5.75% at December 31, 2002).                             983         1,043
  RTFC note payable in escalating quarterly principal installments through August 2013, interest payments due quarterly at a
    fixed rate of 6.7% (rate expires November 2004).                                 105,780       112,014
  RTFC note payable in escalating quarterly principal installments through August 2013, interest payments due quarterly at the
    RTFC's base rate plus 0.75% (6.00% at December 31, 2002).                          5,722         6,031
  RTFC note payable in escalating quarterly principal installments through August 2013, interest payments due quarterly at a
    fixed rate of 8.4% (rate expires April 2003).                                     70,684        71,684
  RTFC note payable in escalating quarterly principal installments through August 2013, interest payments due quarterly at the
    RTFC's base rate plus 0.75% (6.00% at December 31, 2002).                          3,648         3,846
  RTFC note payable in escalating quarterly principal installments through August 2014, interest payments due quarterly at a
    fixed rate of 8.4% (rate expires October 2004).                                  125,561       132,207
  RTFC note payable in escalating quarterly principal installments beginning in November 2003 through August 2014 (initial quarterly installment of $129), interest due quarterly at the RTFC's base rate
    plus 0.35% (5.60% at December 31, 2002).                                           7,778          -
  RTFC note payable in escalating quarterly principal installments through February 2015, interest payments due quarterly at a
    fixed rate of 8.5% (rate expires April 2005).                                    101,734       106,462
  RTFC secured line of credit loan, maturing March 2005 with interest payments due quarterly at the RTFC's line
    of credit base rate plus 0.5% (6.25% at December 31, 2002).                       21,000        17,000
RTFC unsecured line of credit loan, maturing March 2005 with interest payments due quarterly at the RTFC's line of credit base
  rate plus 1.0%.                                                                       -           10,000
Mortgage note payable in monthly installments of $18 with a
  balloon payment of $2,238 in April 2006, interest at a
  fixed rate of 8%, secured by land and building.                                      2,326         2,349
Unsecured 131/4% senior notes payable, due March 1, 2010, with interest payable semiannually on March 1 and September 1, net of
  debt discount of $2,282 and $2,462, respectively.                                  197,718       197,538
Other                                                                                    393           393
                                                                                    --------      --------
                                                                                     661,568       680,018
Less current portion                                                                  27,613        30,408
                                                                                    --------      --------
                                                                                   $ 633,955     $ 649,610
                                                                                    ========      ========

                           Madison River Capital, LLC

6. Long-Term Debt and Line of Credit (continued)

Principal maturities on long-term debt at December 31, 2002 are as follows:

                      2003        $  27,613
                      2004           29,607
                      2005           52,348
                      2006           35,437
                      2007           35,205
                Thereafter          481,358
                                   --------
                                  $ 661,568
                                   ========

In 2000, the Company completed a private debt offering of $200,000 13 1/4% senior notes that were subsequently exchanged in their entirety for publicly registered notes upon the effectiveness of a registration statement filed on Form S-4 with the Securities and Exchange Commission. The senior notes mature in March 2010 and have semiannual interest payments due on March 1 and September 1 of each year.

Under the terms of the indenture that governs the senior notes, the Company must comply with certain financial and administrative covenants. The Company is, among other things, restricted in its ability to (i) incur additional indebtedness, (ii) pay dividends, (iii) redeem or repurchase equity interests, (iv) make various investments or other restricted payments, (v) create certain liens or use assets as security in other transactions, (vi) sell certain assets or utilize certain asset sale proceeds, (vii) merge or consolidate with or into other companies or (viii) enter into transactions with affiliates. At December 31, 2002 and 2001, the Company was in compliance with the terms of the senior notes indenture.

A subsidiary of the Company, MRLTDF, is the borrower under a loan agreement with the RTFC that consolidated five existing loan agreements with the RTFC at the various operating companies into one new loan agreement. The five existing loan agreements were part of the acquisition financing used by the Company to purchase its four ILECs. As required by the terms of its loan agreement, MRLTDF borrowed an additional $11,313 from the RTFC to finance the purchase of an equivalent amount of SCC's. In addition, the loan agreement provides for a secured line of credit facility totaling $31,000 with no annual pay-down provisions. The loan facilities with the RTFC are secured by a first mortgage lien on substantially all of the property, assets and revenue of the LTD. In addition, substantially all of the outstanding equity interests of the subsidiaries that comprise the LTD are pledged in support of the facilities.

The terms of the RTFC loan agreement require MRLTDF to meet and adhere to various financial and administrative covenants. MRLTDF is, among other things, (i) restricted from declaring or paying dividends to MRH, its parent, under specified circumstances; (ii) limited in its ability to make intercompany loans or enter into other affiliated transactions; and (iii) restricted from incurring additional indebtedness above certain amounts without the consent of the RTFC. MRLTDF is required to test its compliance with certain financial ratios defined in the loan agreement on an annual basis. At December 31, 2002 and 2001, MRLTDF was in compliance with the terms and conditions of the loan agreement.

The $31,000 secured revolving line of credit between the RTFC and MRLTDF expires in March 2005. Interest is payable quarterly at the RTFC's line of credit base rate plus 0.5% per annum. At December 31, 2002, MRLTDF had drawn down $21,000 under this line of credit with the remaining $10,000 fully available to MRLTDF.

                           Madison River Capital, LLC

During the third quarter of 2002, the Company repaid a fully-drawn $10,000 unsecured revolving line of credit from the RTFC. The entire unsecured line of credit remains fully available to the Company and expires in March 2005. This unsecured line of credit contains an annual paydown provision that requires the balance outstanding under the line of credit be reduced to zero for five consecutive days in every 360-day period. Interest is payable quarterly at the RTFC's line of credit base rate plus 1.0% per annum.

Also, during the third quarter of 2002, MRLTDF borrowed $7,778 under an available term loan facility with the RTFC. In accordance with the terms of the loan facility, MRLTDF purchased subordinated capital certificates equivalent to 10% of the amount advanced under this term loan, or approximately $778, and used proceeds from the facility to finance the subordinated capital certificates purchase. Interest on this facility is payable at the lender's base rate plus 0.35% per annum, or 5.60% at December 31, 2002. The term loan matures in August 2014 with the first scheduled principal payment of $129 due in November 2003.


7. Leases

The Company leases various facilities used primarily for offices and networking equipment under noncancelable operating lease agreements that expire at various dates through 2015. The leases contain certain provisions for renewal of the agreements, base rent escalation clauses and additional rentals. Future minimum lease payments for years subsequent to December 31, 2002 are as follows:

                         2003          $   2,191
                         2004              2,122
                         2005              1,970
                         2006              1,596
                         2007              1,224
                   Thereafter              2,078
                                        --------
                                       $  11,181
                                        ========

Total rent expense was approximately $2,481, $2,895 and $1,434 for the years ended December 31, 2002, 2001 and 2000, respectively.


8. Income Taxes

Income taxes for the Company's corporate subsidiaries, that include MRH, MRLTDF, Mebtel, GCSI, CCI, MRM, MRLDS and MLDS ("Consolidated Tax Group") are calculated using the liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in each subsidiaries' respective financial statements or tax returns. Deferred income taxes arise from temporary differences between the income tax basis and financial reporting basis of assets and liabilities.

In accordance with the terms of a tax sharing agreement, MRH files a consolidated federal income tax return for the Consolidated Tax Group. Until April 2002, CCI was not able to file federal income tax returns as part of the Consolidated Tax Group and, therefore, filed its own federal income tax return. In April 2002, upon completion of a transaction with minority shareholders, CCI became eligible to be included in the Consolidated Tax Group for filing federal income taxes. Each entity files state income tax returns according to the tax requirement for its respective state in which they operate.

                           Madison River Capital, LLC

Components of income tax expense (benefit) for the years ended December 31 are as follows:

                                             2002            2001            2000
                                        -------------------------------------------
    Current:
      Federal                            $  (4,829)      $  (3,129)      $   5,826
      State                                   (339)          1,356             780
    Deferred:
      Federal                                5,417          (3,362)         (3,838)
      State                                   (146)           (352)           (598)
                                          --------        --------        --------
    Subtotal                                   103          (5,487)          2,170
    Investment tax credits, net                (19)            (19)            (18)
    Change in valuation allowance            1,500             (64)            308
                                          --------        --------        --------
    Total income tax expense (benefit)   $   1,584       $  (5,570)      $   2,460
                                          ========        ========        ========

The net income (loss) before income taxes of the corporate subsidiaries for the years ended December 31, 2002, 2001 and 2000 was approximately $4,700, $(31,603) and $(6,219), respectively. Differences between income tax expense (benefit) computed by applying the statutory federal income tax rate to loss before income taxes and reported income tax expense (benefit) for the years ended December 31 are as follows:

                                                   2002           2001         2000
                                                --------------------------------------
   Amount computed at statutory rate            $   1,598      $ (10,745)   $  (2,114)
   Non-deductible goodwill amortization              -             3,761        3,455
   Increase in tax valuation allowance              1,500            (64)         308
   Realized losses on marketable equity
     securities                                     2,236           -            -
   Income from LLC not includible in
     taxable income                                (2,951)          -            -
   Expense pass through from partnership
     investment                                    (1,109)          -            -
   State income taxes, net of federal benefit        (485)         1,004          182
   Amortization of investment tax credits             (19)           (19)         (18)
   Other, net                                         814            493          647
                                                 --------       --------     --------
   Total income tax expense (benefit)           $   1,584      $  (5,570)   $   2,460
                                                 ========       ========     ========

The Company had federal and state net operating loss carryforwards of approximately $9,468 and $5,950, respectively, as filed for the tax year ended December 31, 2001.

                           Madison River Capital, LLC

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and deferred tax liabilities of at December 31 are as follows:

                                                        2002         2001
                                                     ----------------------
    Deferred tax assets:
      Accrued employee benefits                      $   1,897    $   3,443
      Allowance for uncollectibles                         915          281
      Deferred compensation                              5,619        4,257
      Net operating loss carryforwards                   2,562        2,546
      Other deferred assets                              3,433        2,775
                                                      --------     --------
      Total deferred tax assets                         14,426       13,302
      Valuation allowance for deferred tax assets       (2,562)      (1,062)
                                                      --------     --------
      Net deferred tax assets                           11,864       12,240

    Deferred tax liabilities:
      Book basis of property, plant and equipment
        in excess of tax basis                         (50,771)     (42,008)
      Basis difference in investment                    (3,568)      (3,568)
      Other deferred liabilities                        (6,170)      (9,102)
                                                      --------     --------
    Total deferred tax liabilities                     (60,509)     (54,678)
                                                      --------     --------
    Net deferred tax liabilities                    $  (48,645)  $  (42,438)
                                                      ========     ========

9. Benefit Plans

Pension Plans

The Company adopted the Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures and requires additional information.

The Company adopted a noncontributory defined benefit pension plan (the "Pension plan"), which was transferred to the Company from its wholly-owned subsidiary, Mebtel, in May 1998, that covers all full-time employees, except employees of GCSI, who have met certain age and service requirements. Prior to March 2002, the Company's subsidiary, CCI, sponsored a separate defined benefit pension plan for its employees that met certain age and service requirements. In March 2002, the CCI plan was merged into the Pension plan. The Pension plan provides benefits based on participants' final average compensation and years of service. The Company's policy is to comply with the funding requirements of the Employee Retirement Income Security Act of 1974. On January 14, 2003, the Pension plan was effectively frozen for all participants with no further accrual of benefits under the Pension plan effective February 28, 2003 (see Note 17).

                           Madison River Capital, LLC

The following table sets forth the funded status of the Company's Pension plan and amounts recognized in the Company's financial statements at December 31, 2002. In addition, the table reflects the funded status of the Company's Pension plan and CCI's plan as of December 31, 2001 as individual plans and as if the plans had been combined as of January 1, 2001:

                                                                     2001
                                                    ---------------------------------------
                                         2002        Combined       Company          CCI
                                      -----------------------------------------------------
Projected benefit obligation at
  beginning of year                   $ (12,402)    $  (12,604)    $  (2,619)    $  (9,985)
    Service cost                         (1,136)        (1,101)         (783)         (318)
    Interest cost                          (796)          (811)         (215)         (596)
    Actuarial gain (loss)                    30         (1,299)         (244)       (1,055)
    Amendments                             -             3,390          -            3,390
    Benefit payments                      2,900             23            11            12
                                       --------      ---------      --------      --------
Projected benefit obligation at
  end of year                           (11,404)       (12,402)       (3,850)       (8,552)
                                       --------      ---------      --------      --------
Fair value of plan assets at
  beginning of year                       8,886          8,737         2,517         6,220
    Actual return on plan assets, net      (369)          (854)          (27)         (827)
    Contributions                         2,016          1,026           296           730
    Benefit payments                     (2,900)           (23)          (11)          (12)
                                       --------      ---------      --------      --------
Fair value of plan assets at
  end of year                             7,633          8,886         2,775         6,111
                                       --------      ---------      --------      --------

Funded status of the plan                (3,771)        (3,516)       (1,075)       (2,441)
  Unrecognized prior service costs       (2,793)        (3,092)           18        (3,110)
  Unrecognized net obligation                12             14            14          -
  Unrecognized net actuarial gain         3,119          2,806           294         2,512
                                       --------      ---------      --------      --------
Net pension liability                 $  (3,433)    $   (3,788)    $    (749)    $  (3,039)
                                       ========      =========      ========      ========

Weighted-average assumptions used for the Pension plan for 2002 and the Pension plan and CCI plan as individual plans for 2001 and 2000 are as follows:

                                           2002       2001       2000
                                         ------------------------------
    Plan discount rates:
      Pension plan                         7.00%      7.50%      7.50%
      CCI plan                              -         7.50%      7.75%
    Rates of increase in future compensation levels:
      Pension plan                         3.00%      3.00%      3.00%
      CCI plan                              -         3.00%      3.00%
    Expected long-term rates of return on assets
      Pension plan                         8.00%      8.00%      8.00%
      CCI plan                              -         8.00%      8.00%


The following table sets forth the net periodic pension cost for the Pension plan for 2002 and the Pension plan and CCI plan as individual plans and on a combined basis for 2001 and 2000:

                                                         2001                          2000
                                            ---------------------------    ---------------------------
                                   2002     Combined   Company     CCI     Combined   Company     CCI
                                ----------------------------------------------------------------------
Service cost                    $  1,136    $ 1,101    $  783    $  318    $   876    $  579    $  297
Interest cost                        796        811       215       596        727       143       584
Estimated return on plan assets     (798)      (782)     (269)     (513)      (486)     (163)     (323)
Net amortization and deferral       (241)      (252)        7      (259)       312        (2)      314
                                 -------     ------     -----     -----     ------     -----     -----
  Net periodic pension cost     $    893    $   878    $  736    $  142    $ 1,429    $  557    $  872
                                 =======     ======     =====     =====     ======     =====     =====

                           Madison River Capital, LLC

9. Benefit Plans (continued)

Postretirement Benefits Other Than Pensions

GCSI provides medical coverage to retirees and their dependents through a traditional indemnity plan administered by a third party. The plan provisions are the same as those for active participants. Eligibility to participate in the retiree medical plan upon retirement is defined as age 55 with 25 years of service.

GCSI requires retirees to contribute 10% of medical, dental and eye care premium rates. The additional cost of the plan is paid by GCSI. GCSI's retirees also receive free local phone service and a $100 long distance credit per month. GCSI does not anticipate any changes in the cost-sharing provisions of the existing written plan, and there is no commitment to increase monetary benefits in the future. The plan is unfunded.

The plan had a curtailment gain in 2000 as a result of a reduction in employees at GCSI from the sale of construction assets and the reorganization and consolidation of operations.

The following table sets forth the funded status of GCSI's plan and amounts recognized in GCSI's financial statements at December 31, 2002 and 2001.

                                                                     2002            2001
                                                                 ---------------------------
  Accumulated plan benefit obligation at beginning of period     $   (1,551)     $   (3,992)
    Service cost                                                        (38)            (49)
    Interest cost                                                       (77)           (102)
    Plan participants' contributions                                   -                (15)
    Amendments                                                         -              2,492
    Actuarial gain                                                      404            -
    Benefits paid                                                        63             115
                                                                  ---------       ---------
  Accumulated plan benefit obligation at end of period               (1,199)         (1,551)
                                                                  ---------       ---------

  Fair value of plan assets at beginning of period                     -               -
    Employer contribution                                                63             100
    Plan participants' contributions                                   -                 15
    Benefits paid                                                       (63)           (115)
                                                                  ---------       ---------
  Fair value of plan assets at end of period                           -               -
                                                                  ---------       ---------

  Funded status of plan                                              (1,199)         (1,551)
  Unrecognized prior service costs                                   (1,397)         (2,326)
  Unrecognized net gain                                              (2,160)         (1,017)
                                                                  ---------       ---------
  Accrued postretirement benefit cost                            $   (4,756)     $   (4,894)
                                                                  =========       =========

                           Madison River Capital, LLC

9. Benefit Plans (continued)

                                                          2002        2001        2000
                                                        --------------------------------
Components of net periodic postretirement benefit cost:
  Service cost                                          $    38     $    49     $   289
  Interest cost                                              77         102         430
  Actuarial gain                                            (24)        (56)         (2)
                                                         ------      ------      ------
Net periodic postretirement benefit cost                     91          95         717
  Prior service costs                                      (166)       (166)         -
  Curtailment                                                -           -       (1,484)
                                                         ------      ------      ------
Total postretirement benefit cost accrual               $   (75)    $   (71)    $  (767)
                                                         ======      ======      ======

Weighted-average assumptions:
  Discount rate                                           7.00%       7.00%       7.50%
  Initial medical trend rate                              8.50%       8.50%       9.00%
  Initial dental and vision trend rate                    8.50%       8.00%       8.00%
  Ultimate trend rate                                     5.00%       5.00%       5.00%
  Years to ultimate trend rate                              7           8           8
Other information:
  One percent increase in trend rates:
    Effect on service and interest cost                 $   130     $   170     $   183
    Effect on accumulated plan benefit obligation         1,274       1,661         732
  One percent decrease in trend rates:
    Effect on service and interest cost                    (103)       (135)       (138)
    Effect on accumulated plan benefit obligation        (1,043)     (1,361)       (567)

401(k) Savings Plans

The Company sponsors a 401(k) savings plan covering substantially all employees who meet certain age and employment criteria, except for employees of GCSI. Employees may elect to contribute a percentage of their compensation to the plan not to exceed certain dollar limitations. The Company matches the first 6% of compensation deferred at the rate of 50% of employee contributions. The Company made matching contributions of approximately $687 in 2002, $859 in 2001 and $811 in 2000. In addition, in 2000, the Company also made a discretionary contribution of $200.

GCSI sponsors a 401(k) savings plan for all of its employees who meet certain age and employment criteria. Employees may elect to contribute a percentage of their compensation to the plan not to exceed certain dollar limitations. The Company matches the first 6% of compensation deferred at the rate of 50% of employee contributions. The Company made matching contributions of approximately $178 in 2002, $243 in 2001 and $246 in 2000.


GCSI Employee Stock Ownership Plan

A GCSI subsidiary sponsors a non-contributory employee stock ownership plan ("ESOP") which covered certain employees who had completed one year of service and attained the age of nineteen. Additionally, all participants in a former profit sharing plan became eligible for the ESOP effective with the formation of the ESOP.

                           Madison River Capital, LLC

Prior to September 1999, the ESOP operated as a leveraged ESOP. On September 29, 1999, GCSI merged with the Company. As part of the acquisition, all shares held by the ESOP were acquired subject to an escrow holdback for contingent liabilities and unpaid obligations and the outstanding loan of the ESOP was retired. The Company adopted a resolution to terminate the ESOP effective December 31, 1999 subject to final resolution of certain matters relating to the ESOP and the receipt of a favorable letter of determination from the Internal Revenue Service regarding the termination of the ESOP. Accordingly, all accruals of benefits under the plan were suspended as of that date, and no further contributions were required to be made by GCSI. At December 31, 2002, the ESOP continued to operate pending final resolution of those matters as more fully discussed in Note 16 below. Upon final resolution, all remaining assets will be distributed to plan participants and the ESOP will be terminated.

In November 1999 and June 2000, GCSI distributed approximately 20% and 60% of accumulated benefits under the ESOP as of December 31, 1998. In addition to the remaining cash, the ESOP continues to hold a 48.8% interest in the escrow holdback.


10. Long-Term Incentive Plan

In 1998, the Company adopted a long-term incentive plan arrangement that provides for annual incentive awards to certain employees as approved by the Board of Directors. Under the terms of the plan, awards are earned over the succeeding 12 months after the award eligibility is determined. Eligible employees forfeit any awards earned upon cessation of employment with the Company.

Incentive awards vest automatically at the time of a qualified event as defined under the plan. Vested awards are payable under certain circumstances as defined in the long-term incentive plan arrangement. The Company recognized compensation expense related to the long-term incentive awards of $5,284, $1,271and $4,772 in the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the Company had approximately $14,097 and $8,817, respectively, accrued for the long-term incentive plan.


11. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

Cash and cash equivalents, accounts receivable, inventories, other current assets, accounts payable, accrued expenses and other current liabilities - the carrying value approximates fair value due to the short maturity of these instruments.

Long-term debt and lines of credit - the fair value and carrying value of long-term debt and lines of credit at December 31, 2002 were $589,735 and $661,568, respectively, and at December 31, 2001 were $621,758 and $680,018, respectively. The fair value of the Company's $200,000 senior notes is based on the quoted value at the close of business on December 31. The fair value of the secured long-term debt is estimated by discounting the scheduled payment streams to their present value based on current rates for similar instruments of comparable maturities.


12. Acquisition

In March 2000, CCI, a subsidiary of the Company, acquired Coastal Utilities, Inc. and its subsidiary, a Georgia local exchange company serving approximately 41,000 access lines, for cash consideration of $130,000 and Series A and Series B non-voting common stock of CCI with a face value of $10,000 and $5,000, respectively.

                           Madison River Capital, LLC

This transaction was accounted for using the purchase method of accounting with results of operations of the acquired company included in the Company's operations from the effective date of acquisition. The Company recorded the acquired assets and liabilities at their estimated fair value at the date of purchase. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill.

The following reflects the allocation of the net purchase price for the Coastal acquisition:

         Current assets                                $    16,672
         Telephone plant and equipment                      46,222
         Excess cost over the fair value of the net
           assets acquired (goodwill)                       81,323
         Other assets                                       50,545
         Current liabilities                                (6,023)
         Other liabilities                                 (13,739)
         Redeemable minority interest                      (45,000)
                                                        ----------
           Net cash paid                               $   130,000
                                                        ==========

The minority interest portion of the consideration consisted of Series A and Series B non-voting common stock of CCI that was issued to the former shareholders of Coastal Utilities. The Series A and Series B stock had put and call features exercisable by the holders and CCI, subject to the terms and conditions of a shareholders agreement. The holders of the Series A stock, with a face value of $10,000, had the right to put the Series A stock to CCI at any time after March 30, 2005 for $17,700. CCI had the right to call the Series A stock during the intervening period at specific amounts as defined in the shareholders agreement. The Series A stock was initially recorded at $10,000, which approximated its fair value. Periodic accretions in the carrying value are made to reflect the contractual call amounts and are charged to minority interest expense in the Consolidated Statements of Operations and Comprehensive Loss. The holders of the Series B stock, with a face value of $5,000, had the right to put their Series B shares to CCI before March 31, 2002 upon the occurrence of an eligible risk changing event as defined in the shareholders agreement or after March 30, 2004. The Series B stock was initially recorded at $35,000, which was the initial put value and approximated its fair value. See Note 14, Redeemable Minority Interest, regarding an agreement with the former shareholders that, among other things, modified certain provisions of the CCI shareholders agreement.

The following unaudited consolidated results of operations for the year ended December 31, 2000 are prepared on a pro forma basis and presented as if the acquisition of Coastal Utilities, Inc. occurred as of the beginning of 2000:

            Total operating revenues           $  178,754
            Net loss                           $  (61,840)

This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have actually been obtained had Coastal Utilities been acquired as of the above dates, nor are such amounts indicative of future operating results.

                           Madison River Capital, LLC

13. Segment Information

The Company is a provider of integrated communications services and solutions. In accordance with the requirements of Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," the Company's operations are classified into two reportable business segments, the LTD and the ICD. Both segments provide telecommunication services and effective in the fourth quarter of 2002, the management responsibility for the ICD's operating regions was realigned under the LTD. However, both the LTD and ICD are subject to different levels of regulation, they market their services in a different manner and their financial and operating results are evaluated separately by the chief operating decision maker. The reporting segments follow the same accounting principles and policies used for the Company's consolidated financial statements. Revenues by product line are disclosed in the Consolidated Statement of Operations. The LTD generates revenues from the provision of local services, long distance services, Internet and enhanced data services and miscellaneous services. The ICD generates revenues from provision of local services, long distance services, Internet and enhanced data services, transport services and miscellaneous services. All operations and assets are based in the United States. The following summarizes the revenues and net operating income (loss) for each segment for the years ended December 31, 2002, 2001 and 2000:

                                                         December 31
                                              2002           2001           2000
                                          ----------------------------------------
    Total revenues
      LTD                                 $  172,422     $  173,647     $  161,741
      ICD                                     15,318         13,177          6,698
                                           ---------      ---------      ---------
                                             187,740        186,824        168,439
    Less intersegment revenues                (3,539)        (2,561)        (1,338)
                                           ---------      ---------      ---------
      Total reported revenues             $  184,201     $  184,263     $  167,101
                                           =========      =========      =========

    Net operating income (loss)
      LTD                                 $   49,748     $   36,801     $   26,234
      ICD                                    (20,861)       (36,788)       (26,242)
                                           ---------      ---------      ---------
      Total reported operating
        income (loss)                     $   28,887     $       13     $       (8)
                                           =========      =========      =========

As of December 31, 2002 and 2001, total assets by segment, net of intersegment investments and other intersegment balances, were as follows:

                                                December 31
                                             2002          2001
                                         ------------------------
      Total assets:
        LTD                              $  869,730    $  819,584
        ICD                                 473,172       506,239
                                          ---------     ---------
                                          1,342,902     1,325,823
        Less intersegment assets           (499,431)     (429,245)
                                          ---------     ---------
        Total reported assets            $  843,471    $  896,578
                                          =========     =========

                           Madison River Capital, LLC

14. Redeemable Minority Interest

As part of the consideration paid in the acquisition of Coastal Utilities, the Company issued to the former shareholders of Coastal Utilities, 300 shares of Series A non-voting common stock and 300 shares of Series B non-voting common stock of CCI in the face amount of $10,000 and $5,000, respectively. The Series A and Series B stock had put and call features defined pursuant to the terms of a shareholders agreement and exercisable by the holders and CCI. Based on the put features of the shareholders agreement, the holders of Series A stock had the right to put their shares to CCI in March 2005, and CCI would have had until December 2005 to purchase them for $17,700. CCI had the right to call the Series A stock at any time in the intervening period at specified amounts as defined in the shareholders agreement. The holders of the Series B stock had the right prior to March 30, 2002 to put their shares to CCI for $35,000 upon the occurrence of certain events, as defined in the shareholders agreement, or for $60,000 at anytime after March 2004. CCI had the right to call the Series B stock for amounts that escalated with the passage of time.

In February 2001, the holders of the Series B stock notified the Company of their exercise of the put option. On April 10, 2002, MRTC completed an agreement with the former shareholders of Coastal Utilities which, among other things, modified certain provisions of the CCI shareholders agreement.

Under the terms of the new agreement, the former shareholders exchanged all of their Series B stock and 40% of their Series A stock in CCI for 18.0 million Class A member units in MRTC valued at $1 per unit and three unsecured term notes issued by MRTC, in the aggregate principal amount of $20,000, payable over eight years and bearing interest at approximately 8.4%. In addition, CCI redeemed 30 shares of Series A stock retained by the former shareholders for $33,333.33 per share, or approximately $1,000, at the closing of the transaction. Under the terms of CCI's amended shareholders agreement, the former shareholders have the right, beginning May 31, 2003 and ending September 30, 2007, to require CCI to redeem their remaining 150 shares of Series A stock in increments not to exceed 30 shares at $33,333.33 per share, or an aggregate value of $1,000, in any thirteen-month period.

As a result of the transaction, the Company recorded an increase in member's interest of $41,100. The increase in member's interest consists primarily of the $38,000 in equity and notes payable that MRTC exchanged for a portion of the minority shareholders' equity interests. In addition, the Company recognized an increase in equity of $3,100 for the difference between the $47,100 carrying value of the minority interest before the transaction and the $44,000 in value held by the minority shareholders after the transaction.


15. Related Party Transactions

On January 4, 2002, the Company loaned approximately $467 to each of three managing directors of the Company to finance a portion of their purchase of Class A units in MRTC from an investor in MRTC. The loans, payable on demand, bear interest at 5% and are secured by the MRTC Class A interests purchased. At December 31, 2002, $1,400 remained outstanding under these loans and is reflected as a reduction of member's interest in the accompanying Consolidated Balance Sheets. All accrued interest had been paid by the managing directors as of December 31, 2002.

                           Madison River Capital, LLC

16. Commitments and Contingencies

Under the terms of Madison River Telephone Company's Operating Agreement, at any time on or after January 16, 2006, certain members may require MRTC to purchase all of their redeemable member units in an amount equal to the fair market value of such units. Such an event could result in Madison River Capital and its subsidiaries being required to fund this obligation of the parent company, MRTC.

The Company has a resale agreement with a vendor to provide long distance transmission services. Under the terms of the agreement, the Company must utilize certain contracted minimum volume commitments.

GCSI's ESOP was the subject of an application before the Internal Revenue Service ("IRS") for a compliance statement under the Voluntary Compliance Resolution Program filed with the IRS on May 17, 2000. The compliance statement was requested in order to address certain issues related to contributions made to employee's accounts in the ESOP and a 401(k) plan in excess of the limits allowed by Section 415 of the Internal Revenue Code of 1986, as amended. The application requested a compliance statement to the effect that any failure to comply with the terms of the plans would not adversely affect the plans' tax-qualified status, conditioned upon the implementation of the specific corrections set forth in the compliance statement.

The estimated cost to the ESOP of the corrective allocation described in the initial compliance statement was approximately $3,300. In its application, the Company requested that the assets held in the Section 415 Suspense Account and in the ESOP Loan Suspense Account be used by the ESOP for the correction. The 415 Suspense Account had an approximate value of $1,600, and the ESOP Loan Suspense Account had a value in excess of the $1,700 needed for the full correction. However, based on discussions with the IRS and upon the recommendation of its advisors, during the second quarter of 2001, the Company withdrew its proposal to use the assets in the ESOP Loan Suspense Account as a source of funds to satisfy the obligation. Shortly thereafter, the IRS issued a Section 415 Compliance Statement and provided the Company with 150 days to institute the corrective actions. The correction period was then subsequently extended for thirty days to December 17, 2001. During the course of making the corrections as required by the compliance statement, additional administrative errors in the operation of the ESOP were found that affected years beginning January 1, 1995 through December 31, 1999. The newly discovered operational failures were interrelated with and directly affected the failures subject to the original compliance statement and, therefore, the corrections under the original compliance statement could not be accurately completed.

In response to these new errors, the Company performed an extensive review of the ESOP administration for the plan years 1995 through 1999. As part of the process, on June 7, 2002, the Company submitted a new application for a compliance statement under the Walk-In-Closing Agreement Program with the IRS. The new application restates the Company's proposed corrections to be made for the operational failures disclosed in the first application as well as addressed the proposed corrections for the additional failures found in the administration of the ESOP. The Company is uncertain as to the timing for completing this process or the ultimate outcome of its new application with the IRS.

In May 2002, the escrow committee authorized the transfer of $1,700 to the ESOP from an escrow account, established in connection with the acquisition of the Company, as required by the initial application. If future amounts are required to be contributed to the ESOP to comply with the Code, the Company will pursue other options currently available to it to obtain reimbursement of those funds, which may include seeking additional reimbursement from the escrow account. However, there is no assurance that the Company will be able to obtain any reimbursement from another source, and, therefore, may be required to contribute to the ESOP the funds needed to make up any shortfall. The Company does not believe that any future amounts required to be contributed to the ESOP as part of this corrective action will have a material adverse effect on its financial condition, results of operations or cash flows.

                           Madison River Capital, LLC

16. Commitments and Contingencies, Continued

On July 11, 2002, MCI WorldCom Communications, Inc. filed suit against MRC in the General Court of Justice Superior Court Division, Mecklenburg County, North Carolina (Civil Action No. 02-CVS-11454). Shortly thereafter, on July 21, 2002, WorldCom, Inc. and 200 of its subsidiaries filed for Chapter 11 bankruptcy protection with the United States Bankruptcy Court for the Southern District of New York (Chapter 11 Case No. 02-13533). In the civil action, MCI WorldCom claimed that it delivered telecommunications facilities and services to MRC for which it was entitled to in excess of $1,800. MRC refuted these assertions in its affirmative defenses filed with the Superior Court. In January 2003, MCI WorldCom and MRC agreed to mediate their differences and reached a global settlement on all pending claims. Upon completion of certain actions by the parties on or before July 15, 2003, a motion to dismiss all claims will be submitted to the Superior Court by both parties. MRC had accrued all amounts related to this settlement as of December 31, 2002.

The Company is involved in various other claims, legal actions and regulatory proceedings arising in the ordinary course of business. The Company does not believe the ultimate disposition of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.


17. Subsequent Event

On January 14, 2003, the Company notified its employees that the accrual of benefits in the non-contributory, defined benefit pension plan, sponsored by Madison River Telephone Company, in which the employees participated would be frozen effective February 28, 2003. As a result of the pension freeze, Statement of Financial Accounting Standards No. 88, Employer's Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits became effective. The curtailment resulted in an immediate net gain of $2,781, which will be recognized in 2003 and will be allocated between the Company and its affiliates, who also participate in the plan. Although the pension plan was frozen, the Company has a continued obligation to fund the plan and will continue to recognize an annual net periodic pension expense while the plan is still in existence.

                           Madison River Capital, LLC

                 Schedule II - Valuation and Qualifying Accounts
                   Years Ended December 31, 2002, 2001 and 2000
                                 (in thousands)

Allowance for uncollectible accounts:
                                                            Additions
                                             Balance at    Charged to     Deductions         Balance at
                                             Beginning      Costs and        from               End
                                             of Period      Expenses       Reserves          of Period
                                             ----------------------------------------------------------
Year ended December 31, 2002:
  Allowance for uncollectible accounts       $  1,815       $  1,673       $     (696)       $  2,792
                                              =======        =======        =========         =======
Year ended December 31, 2001:
  Allowance for uncollectible accounts       $  1,150       $  4,922        $  (4,257)       $  1,815
                                              =======        =======        =========         =======
Year ended December 31, 2000:
  Allowance for uncollectible accounts       $  1,087       $  1,471        $  (1,991)       $  1,150
                                              =======        =======        =========         =======

Allowance for uncollectible accounts, primarily from interexchange carriers:
                                                            Additions
                                             Balance at    Charged to     Deductions         Balance at
                                             Beginning      Costs and        from               End
                                             of Period      Expenses       Reserves          of Period
                                             ----------------------------------------------------------
Year ended December 31, 2002:
  Allowance for uncollectible accounts       $    111       $  1,626       $      (44)       $  1,693
                                              =======        =======        =========         =======
Year ended December 31, 2001:
  Allowance for uncollectible accounts       $    531       $   -          $     (420)       $    111
                                              =======        =======        =========         =======
Year ended December 31, 2000:
  Allowance for uncollectible accounts       $     -        $    531       $      -          $    531
                                              =======        =======        =========         =======


Valuation allowance for deferred income tax assets:
                                                            Additions
                                             Balance at    Charged to     Deductions         Balance at
                                             Beginning      Costs and        from               End
                                             of Period      Expenses       Reserves          of Period
                                             ----------------------------------------------------------
Year ended December 31, 2002:
  Valuation allowance for deferred
    income tax assets                        $  1,062       $  1,500       $   -             $  2,562
                                              =======        =======        =======           =======
Year ended December 31, 2001:
  Valuation allowance for deferred
    income tax assets                        $  1,126       $   -          $     (64)        $  1,062
                                              =======        =======        =======           =======
Year ended December 31, 2000:
  Valuation allowance for deferred
    income tax assets                        $    818       $    308       $   -             $  1,126
                                              =======        =======        =======           =======

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No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Madison River. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or any offer to sell orthe solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Madison River since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                                ---------------

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Where You Can Find More Information..................................    i
Summary..............................................................    1
Risk Factors.........................................................    6
Forward-Looking Statements...........................................   17
Market and Industry Data.............................................   17
Use of Proceeds......................................................   17
Capitalization.......................................................   18
Selected Financial and Operating Data................................   19
Management's Discussion and Analysis of Financial Condition and
  Results of Operations..............................................   21
Business.............................................................   34
Regulation...........................................................   45
Management...........................................................   52
Principal Members....................................................   56
Certain Relationships and Related Transactions.......................   57
Description of Other Indebtedness....................................   58
Description of the Notes.............................................   61
Plan of Distribution.................................................   94
Legal Matters........................................................   94
Experts..............................................................   94
Index to the Financial Statements....................................   F-1

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                                  $200,000,000
                                    SERIES B
                              13 1/4% SENIOR NOTES
                                    DUE 2010

                                ---------------

                      [Madison River Communications Logo]

                                ---------------

                           Madison River Capital, LLC
                           Madison River Finance Corp.

                                ---------------

                                  PROSPECTUS

                                ---------------

                                 April 30, 2003

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